As confidentially submitted to the U.S. Securities and Exchange Commission on July 30, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[         ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SWOL Holdings Inc.

(Exact name of registrant as specified in its charter)

Nevada	2808	33-3027686
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6538 Collins Ave Suite 344

Miami Beach FL 33141

(323) 536-7973

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alexandra Hoffman

Chief Executive Officer

6538 Collins Ave Suite 344

Miami Beach FL 33141

(323) 536-7973

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross Carmel, Esq. Jeffrey Hua, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 (212) 930-9700	Mark E. Crone, Esq. Liang Shih, Esq. Zhiqi “Camilla” Zheng, Esq. The Crone Law Group, P.C. 420 Lexington Avenue, Suite 2446 New York, NY 10170 T: 646-861-7891

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2025

                      shares of Common Stock

SWOL Holdings Inc.

This is an initial public offering of                shares of common stock, par value $0.001 (“Common Stock”) of SWOL Holdings Inc. (the “Company”), currently a wholly owned subsidiary of LQR House Inc. (“LQR” or the “Parent”).

Prior to this offering, there has been no public market for our Common Stock. We expect the initial public offering price of our Common Stock to be between $                and $                per share. The number of shares of Common Stock offered in this prospectus and all other applicable information has been determined based on an assumed public offering price of $                per share of Common Stock, which is the midpoint of the above range. We intend to list our Common Stock on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SWOL.” We cannot guarantee that we will be successful in listing our Common Stock on Nasdaq. However, the consummation of this offering is contingent on final approval by Nasdaq. We will not consummate this offering unless our Common Stock is so listed.

The actual public offering price of the shares of Common Stock will be determined between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions and overall assessment of our business. Therefore, the assumed public offering price per share of Common Stock used throughout this prospectus may not be indicative of the actual public offering price for the shares of Common Stock.

We are an “emerging growth company” and a “smaller reporting company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and have elected to comply with certain reduced disclosure requirements for this prospectus and may elect to comply with certain reduced public company reporting requirements for future filings.

See “Prospectus Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

You should read this prospectus, together with additional information described under the headings “Risk Factors” and “Where You Can Find More Information” carefully before you invest in any of our securities.

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 14 for a discussion of information that should be considered in connection with an investment in our Common Stock.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to the public	$
Underwriting discounts and commissions(1)	$
Proceeds to us, before expenses	$

(1)

See the section titled “Underwriting” beginning on page 76 of this prospectus for additional information regarding total underwriter compensation. Does not include a non-accountable expense allowance equal to                 % of the gross proceeds of this offering, payable to                  , as representative of the underwriters or the reimbursement of certain expenses of the underwriters. See “Underwriting” beginning on page 76 of this prospectus for additional information regarding underwriting compensation.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and purchase all of the shares of Common Stock offered under this prospectus if any such shares are taken.

We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to 15% of the total number of our shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discount and commissions, not including other offering expenses, will be $                   based on the assumed public offering price of $                   per share, which is the midpoint of the price range set forth in the cover page of this prospectus, and the total gross proceeds to us, before underwriting discounts, commissions and expenses, will be $                  . Net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the shares of Common Stock on or about _______________, 2025.

Sole Book-Running Manager

REVERE SECURITIES LLC

The date of this prospectus is _______________, 2025.

Please read this prospectus carefully. It describes our business, financial condition, results of operations and prospects, among other things. We are responsible for the information contained in this prospectus and in any free-writing prospectus we have authorized. Neither we nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Common Stock. You should not assume that the information contained in this prospectus is accurate as of any date other than its date. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States (“U.S.”): We and the underwriters have not done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the U.S.

i

INDUSTRY AND MARKET DATA

We are responsible for the information contained in this prospectus. This prospectus includes industry data and forecasts that we obtained from industry publications and surveys as well as public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Statements as to our ranking, market position and market estimates are based on third-party forecasts, management’s estimates and assumptions about our markets and our internal research. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon in those sources. While we believe that all such information contained in this prospectus is accurate and complete, nonetheless such data involve uncertainties and risks, including risks from errors, and is subject to change based on various factors, including those discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

ii

ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise:

●	all references to “we,” “us,” “our,” “SWOL,” “the Company,” “our company” and similar references refer to SWOL Holdings Inc., a Nevada corporation;

●	“year” or “fiscal year” mean the year ending December 31st; and

●	all dollar or $ references when used in this prospectus refer to United States dollars unless stated otherwise.

Unless otherwise stated, all discussions in this prospectus, including the sections “Offering Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” among others, assume the completion of the contribution of the business segment of LQR to us pursuant to the related agreements to be entered into between LQR and us prior to or on the date of effectiveness of the registration statement of which this prospectus forms a part.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Our Company

Overview

Our Company, SWOL Holdings Inc., is currently a wholly owned subsidiary of LQR House Inc. (“LQR” or “LQR House”) (NASDAQ: YHC). SWOL Tequila is a limited-edition of Tequila (primarily Añejo) made in exclusive batches of up to 10,000 bottles and represents the first installment under our “SWOL” trademarked alcohol branding. SWOL uses a proprietary extended aging process that allows the tequila to mature in barrels for a carefully calibrated duration. This longer, controlled aging timeline—developed in close collaboration with our distillery partners in Mexico—is what gives SWOL its distinctive depth, complexity, and smoothness. It is not a blend, but rather a single-origin Añejo that benefits from a unique and deliberate maturation strategy. This custom anejowas developed in close collaboration by us with the distillery which produces the tequila, and is the foundation of SWOL’s signature flavor profile. All marketing and branding for SWOL Tequila is led by our marketing team, which handles branding efforts from conceptualizing the bottle shape and size, to overseeing the design of the labels. We also work with the producers in Mexico on all product development, including the original SWOL Añejo and the additions of Peach and Cristalino.

“SWOL” is a trademark, bearing application number 2345291 and bearing registration number 2141431, that was granted by the Mexican Institute of Industrial Property (“IMPI”) which was purchased by LQR House pursuant to an asset purchase agreement, dated March 19, 2021. On                   , 2025, we entered into a Contribution Agreement (the “Contribution Agreement”) with LQR. Among other things, the Contribution Agreement provides that all assets, properties and rights, whether tangible or intangible, personal or mixed, accrued, unaccrued or contingent (including goodwill), wherever located and whether now existing or hereafter acquired prior to the Closing Date, related to, used or held for use in connection with the business of producing, marketing and distributing a limited-edition Anejo Tequila under the “SWOL” trademark (the “Business”).

SWOL Holdings does not directly produce, import, or distribute SWOL Tequila. The Company operates under a purchase order (“PO”)-based model. When the Company receives a PO from a distributor, itplaces a corresponding production order with its manufacturing partner in Mexico. A licensed importer is then used to facilitate the delivery of product to the distributor in accordance with U.S. alcohol import regulations.

Tequila production in Mexico is strictly regulated to preserve its authenticity and quality. The Consejo Regulador del Tequila (CRT) is the regulatory body sets the official standards for tequila production, including the requirement that tequila must be produced  using blue agave (Agave tequilana Weber) grown in specific regions of Mexico and is responsible for certifying compliance with these standards. The Norma Oficial Mexicana (NOM) which is a four-digit code is assigned to each distillery and printed on the back of each bottle indicates that the CRT considers such standards as having been met. SWOL Tequila is produced in Mexico through an agreement with a certified tequila distillery, Casa Cava de Oro S.A. The production process adheres to NOM standards, ensuring that SWOL Tequila is authentic and meets all regulatory requirements.

SWOL Tequila’s bottles accordingly show the NOM number of 1477.

In California, Country Wine & Spirits Inc (“Country Wine & Spirits”) acts as a purchasing party. To legally import SWOL Tequila, they work with Rilo Import & Export, a licensed California importer (“Rilo”). Rilo handles all necessary compliance and logistics related to importing SWOL Tequila into California. Once the tequila clears customs, it is delivered to Country Wine & Spirits, which then manages retail distribution through its retail stores and partners. Once SWOL Tequila arrives at the Country Wine & Spirits warehouse, it becomes available for sale on CWSpirits.com, the e-commerce platform owned and operated by LQR House, for which Country Wine & Spirits is the distribution partner. This process strictly adheres to the U.S. three-tier alcohol distribution system, which requires separation between producers, distributors/importers, and retailers.

In Canada, the Company has established a partnership with Of The Earth Distribution (OTE) to navigate the complex regulatory landscape in Canada. Currently, OTE has secured approval from the Liquor Control Board of Ontario (LCBO) to import SWOL Tequila into Ontario. LCBO regulates all alcohol sales in the province of Ontario and offers two primary sales channels: wholesale to licensed establishments and direct-to-consumer through its retail stores. The product is stored in LCBO warehouses and distributed through OTE’s network upon arrival. OTE sells SWOL Tequila to licensed restaurants and bars across Ontario through the appropriate regulatory channels. However, the product is not yet available for sale in LCBO retail stores. At this time, the Company and OTE are not contemplating entering retail stores and are focusing on OTE selling SWOL Tequila to licenses restaurants and bars only. SWOL Holdings does not directly engage with the regulatory processes, and OTE manages the importation and sales, ensuring compliance with provincial regulations.

The Company has also received a significant purchase order from Access Fulfillment Ltd, a company based in the United Kingdom (“Access Fulfillment”), which allows for Access Fulfillment to distribute SWOL Tequila in the UK, but SWOL Tequila has not yet been shipped to the United Kingdom. As per our current purchase order with Access Fulfillment, they will pay us 180 pound sterlings per case of SWOL Tequila (approximately $245), with each case having six bottles. Access Fulfillment has yet not requested delivery of the order from the Company, which will be on FOB basis, and a delivery date has not been set.

SWOL Tequila also seeks to benefit from relationships established through OTE in key international markets such as Thailand, and Greece. However, as of now, there is no active business or confirmed purchase orders that have been executed from these regions. Expanding into these markets remains a strategic objective, with ongoing efforts focused on converting existing relationships into commercial opportunities.

The Company is an early stage entity with little operating history. The Company has no cash as of March 31, 2025. Accordingly, in addition to the above, the Company’s primary operations as of the date of this prospectus:

●	Production oversight: Coordinating with certified tequila producers in Mexico to ensure product is manufactured in compliance with NOM standards and CRT regulations.

●	Packaging and compliance: Managing the sourcing and readiness of glass bottles and label materials; ensuring all label designs are reviewed and approved in accordance with relevant regulations.

●	Marketing and brand development: Leading all marketing and brand-building efforts, including digital strategy, promotional planning, and visual identity development, to drive product awareness in U.S. and international markets.

As of March 31, 2025, approximately 22,500 bottles of SWOL Tequilla were sold to date.

Upon receipt of the proceeds from this Offering, the Company expects to expand into Greece and Thailand markets, and other Canadian provinces market by the end of 2029. In addition, the Company expects to be able to ship SWOL Tequila to the United Kingdom through Access Fulfillment by the end of 2027. However, the foregoing represents our current intentions based upon our present plans and business conditions. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, or we are unable to consummate our initial public offering or secure additional funding, our business plans may deviate significantly.

Our Brand

SWOL Tequila is a limited-edition Añejo Tequila made in exclusive batches of up to 10,000 bottles and represents the first installment under our “SWOL” trademarked alcohol branding. SWOL Tequila is produced by Casa Cava de Oro S.A., an authentic tequila distillery in Jalisco, Mexico, and marketed by us to wholesalers and retailers. All marketing and branding for SWOL Tequila is led by our marketing team, which handles all branding efforts from conceptualizing the bottle shape and size, to overseeing the design of the labels. We also work with the producers in Mexico on all product development, including the original SWOL Añejo and the additions of Peach and Cristalino.

SWOL Tequila is a brand that is focused on premium quality and not volume, and accordingly, is produced in small batches of 10,000 bottles, allowing us to ensure quality and consistency. SWOL Tequila is 100% agave based with minimal additives and we intend to ensure that the highest quality of tequila is delivered to consumers.

In order to launch the SWOL Tequila brand, LQR House’s marketing efforts included a campaign around a “Mystery Tequila”, where their network of influencers promote SWOL without showing the bottle or label. We believe that this marketing tactic has generated and we believe will continue to generate customer excitement for the product. Since the launch of this campaign, we have seen continuous growth in SWOL customer interest and have taken steps to expand the product line to match that interest. We intend to continue to expand the product line. With each product, we will focus on creating unique labels, each with the signature SWOL sew-on patch. The patch can be peeled off and sewn onto clothing or accessories. We intend to expand our own network of influencers who will undertake these promotions for us.

We believe that our focus on our brand identity and product innovation will allow us to continue generating consumer interest for each addition to the product line bearing the SWOL trademark. Moreover, SWOL has been developed to align with current consumer preferences and trends within the market. Essentially, we generate SWOL products that maintain the high-quality ingredients from the Tequila region of Mexico and combine that tradition of quality with new and exciting flavors. Below is a description of the various SWOL Tequila variations that are offered as of the date of this Prospectus:

●

SWOL Añejo Tequila is an extremely limited-edition tequila that is bottled in glass blown flasks adorned with our patch that displays a unique label specific to the Añejo Tequila line. Each bottle contains a tequila produced using artisanal Mexican and modern techniques, imparting each drink with a smoky, rich, sweet flavor. The SWOL Añejo Tequila is currently priced at $89.99 (MRSP) in a 750 ml bottle.

●

SWOL Peach Tequila is an amber, dark coppery tequila that is bottled in glass blown flasks adorned with our patch that displays a unique label specific to the Peach Tequila line. The production imparts an authentic tequila taste with notes of peach, toasted nuts and oak. Through market analysis and sales data, our peach products are often in high demand, and we expect this trend to continue. The SWOL Peach Tequila is currently priced at $79.99 (MRSP) in a 750 ml ounce bottle.

●

SWOL Cristalino Tequila is a crystalline tequila bottled in glass blown flasks and adorned with our patch that displays a unique label specific to the Cristalino Tequila line. The tequila displays light blue crystalline flashes and its production imparts an authentic tequila taste with notes of fruity oak, toasted nuts and light spice. The SWOL Cristalino Tequila is currently priced at $79.99 (MRSP) in a 750 ml ounce bottle.

Our Industry

We plan to address market demand by aligning with key industry trends and by utilizing strategic relationships to source, brand, finance and distribute products. Specifically, we focus on tequila by utilizing e-commerce and technology to drive sales. The market for alcohol includes beverages such as spirits, wines, and beer. Our focus is on the United States, U.K., and Canadian markets and we are also planning to expand to the Greek and Thai markets.

The alcoholic beverages market is expected to grow by around 37% by 2028 to over $2.1 trillion U.S. dollars in value from 2022’s value of $1.53 trillion. The United States represents one of the largest global markets for all alcoholic beverage category sales (Statista, Alcoholic Drinks — Market Size, November 2024). This demonstrates a considerable amount of consumption and a large and stable market that is continuing to evolve. Spirits and wine accounted for approximately 50.6% of total consumption as of January 2023 (Statista, Alcoholic Drinks — Revenue — United States, January 2023).

Moreover, we believe e-commerce is increasingly becoming a driver of demand for at-home consumption of alcoholic products, driven in part by the recent pandemic. Due to this shift, people who used to go to a bar or a restaurant to consume alcohol are now buying products increasingly online or even going to the manufacturer directly where the law permits, and we believe that this trend will continue even as the impact of the pandemic begins to lessen. We also believe that this demonstrates great potential for continued market expansion and the relevance of e-commerce platforms for alcohol. In particular, the United States has shown a strong uptrend in the purchase of alcohol online (Vaimo, Martin Hjalm, Alcohol Ecommerce: Trends, Strategies, and Markets in 2023, January 2023). Total global online retail sales are expected to reach $8.148 trillion in 2026. Digital retail sales increased 17.1% between 2020 and 2021, largely due to the COVID-19 pandemic. Growth slowed to 9.7% the following year. Between now and 2026, online retail sales are expected to record a 9.26% CAGR. By 2026, they could make up 24% of total global retail sales (Emarketer, Ethan Cramer-Flood, Worldwide Ecommerce Forecast Update 2022, July 2022).

In addition to sustained demand for the largest product categories (beer, wine and spirits) and increased prominence of e-commerce, the demand for quality and novel products continues to increase as well (Forbes, Joseph Micallef, The Top Ten Trends Shaping The Adult Beverage Market In 2021, January 2021). Within this market, the consumption of products is increasing due to several market trends, including the demand for new categories of beverages, such as specialty spirits, flavored wines and sparkling wines, and premixed carbonated drinks. A survey of 1,600 adult U.S. consumers by PwC Consumer Segment Survey sets forth this trend with 54% of those buying alcoholic beverages responding, “I am buying new brands even when my usual brands are available” (PwC, M&A breathes new life into brand portfolios for spirits companies, 2021) as opposed to only 47% of those buying non-alcoholic beverages.

The market is also being impacted by health-conscious trends, as evidenced by the growing demand for functional, low-alcohol, and alcohol-free beverages as well as organic and sustainable options. Customers now find it simpler to buy alcoholic beverages online thanks to the market’s additional transformation brought about by the e-commerce boom. Consumer tastes are also still influenced by social and cultural trends, such as the rising appeal of cocktail culture and experience drinking. The United States continues to be a vital market for producers of alcoholic beverages despite obstacles. Customers are also more willing to try novel and inventive alcoholic beverages, which encourages more experimentation with ingredients, flavors, and brewing and distilling methods. (Research and Markets, Alcoholic Beverages Market Trends and Forecast Report 2025-2033: Revenues to Grow by Nearly $1 Trillion, March 2025).

According to the recent IWSR research (IWSR, Five Key Trends Shifting the Beverage Alcohol Market in 2025, February 2025), after persistent inflation, geopolitical tensions and varying levels of consumer confidence characterized 2024, the next 12 months will be marked by continued economic uncertainty, but also a number of promising growth opportunities. In IWSR article, Emily Neill, Chief Operating Officer Research and Operations of IWSR, says that “the drinks industry faces a subdued but opportunity-rich environment in 2025.” Channel shifts offer a note of optimism, with the on-premise showing nascent growth in some key markets, and digital platforms wielding a growing influence on both online and offline purchasing decisions. As these key trends shape the beverage alcohol landscape in 2025, they start to frame some key growth segments and markets for the industry. Navigating these will require growth opportunities to be assessed on a market, category and price-tier basis, with a more nuanced approach than was previously needed.”

According to the Business Research Company, the global tequila market will grow up US$14.13 billion in 2024 to US$15.83 billion at a CAGR of 12.1% and to US$24.21 billion in 2029 at a CAGR of 11.2%.

The U.S. tequila market is poised to outpace the growth of the total spirits category on a global scale between 2022 and 2027, with an expected compound annual growth rate (CAGR) of 9% during that period. Tequila overtook whiskey as a valuable subcategory in the U.S. spirits market in 2023, with sales totaling $6.5 billion and whiskey sales trailing behind at $5.3 billion, according to the Distilled Spirits Council of the US (DISCUS). Tequila consumption grew from 19.7 million 9-liter cases in 2019 to 30.6 million 9-liter cases in 2023. According to DISCUS, tequila has increased its U.S. volumes by 294% at an average rate of 7.1% per year since 2003.

According to the research report “Canada Tequila Market Overview, 2028,” published by Bonafide Research, the Canadian Tequila market is expected to grow at above 6.68% CAGR from 2023 to 2028. According to Statista Market Insights, revenue - at home (e.g., revenue generated in supermarkets and convenience stores) in the Canadian tequila market will amount to US$197.65 million in 2025 and revenue, out-of-home (e.g., revenue generated in restaurants and bars) will amount to to US$81.03 million in 2025. The revenue, at home is expected to grow annually by 1.59% (CAGR 2025-2029) and volume is expected to amount to 3.89 million liters by 2025.

In the UK, tequila is a rising star, with Statista Market Insights estimating that the revenue-at home would amount to US$420.63 million in 2025 and revenue – out of home- would amount to US$214.54 million. Revenue - at home is expected to grow annually by 3.58% (CAGR 2025-2029) and volume - at home is expected to amount to 6.91 million liters by the end of 2025.

Statista Market Insights also estimates that revenues-at home for the tequila market in Greece will amount to US$ 4.7 million in 2025 and revenues-out of home will amount to US$18.45 million in 2025. Revenue - at home is expected to grow annually by 1.93% (CAGR 2025-2029) and volume - at home is expected to amount to 1.45 million liters by the end of 2025. For Thailand, they estimate that revenues-at home for the tequila market will amount to US$ 1.48 million in 2025 and revenues-out of home will amount to US$0.67 million in 2025. Revenue - at home is expected to grow annually by 1.23% (CAGR 2025-2029) and volume - at home is expected to amount to 0.04 million liters by the end of 2025.

We believe the following trends will continue to shape the alcoholic beverage market (IWSR, Five Key Trends Shifting the Beverage Alcohol Market in 2025, February 2025; Auguste Escoffier School of Culinary Arts, 2025 Alcohol and Beverage Trends: Key Statistics on What’s Pouring in Bars and Homes, January 2025):

●

Agave-Based Spirits.

In recent years, Americans’ appetite for these Mexican spirits has proven to be nearly insatiable. In 2023 tequila overtook whiskey to become the second-most consumed spirit by value in the U.S.—and in 2024, tequila outsold vodka in the U.S. bars. One industry review found that 54% of bars said tequila outperformed all other liquors last year, and 64% of bars are planning to offer more tequila (and other agave spirits) compared to other liquors in the year to come

●

Channel shifts impacting purchasing decisions.

Digital platforms are now playing a pivotal role in driving offline sales, with more consumers turning to online research to guide their in-store purchases. According to IWSR research, 63% of online alcohol buyers across 18 key markets (Australia, Brazil, Canada, China, Colombia, France, Germany, Hong Kong, Italy, Japan, Mexico, Netherlands, Nigeria, Singapore, South Africa, Spain, United Kingdom, United States) conduct extensive research before making a purchase – a trend increasingly echoed by offline shoppers.

●

Premiumization.

In recent years the alcohol industry has seen a trend toward premiumization—the consumer habit of spending more on fewer purchases of higher quality products. This concept goes hand in hand with the trend of consumers drinking less; if people are drinking less, and on fewer occasions, they may be willing to spend more when they do decide to imbibe. Young people seem more inclined to premium habits than older groups. According to a report from Curren Goodden Associates (CGA), 54% of 18-34-year-olds are likely to choose a premium drink versus 35% of those over 55. Similarly, a survey conducted by Bacardi in 2023 found that 41% of U.S. consumers between the ages of 21 and 44 planned to “seek more premium spirits” in 2024.

We anticipate all these market trends will positively impact our business and present an opportunity to continue expanding. Specifically, we align with market trends by focusing our marketing and distribution efforts online, and we expect to bring new and exciting premium products to market across categories. In addition, we generate online promotional activities around holidays and life events, while always being mindful of ethically sourcing products for distribution.

Our Competitive Strengths

We believe that we have the following competitive strengths that will allow us to capitalize on the growing alcoholic beverage industry and alcohol e-commerce:

●	Targeted Marketing. We believe that our branding style, and the branding services we provide to our clients, allow us to market directly to the young adult (ages 18-34) market demographic.

●	Extensive Influencer Network. We believe that our team has created one of the most extensive influencer relationship lists within the tequila industry for SWOL.

●	Extensive E-commerce and Marketing Expertise. Our team has decades of experience combined in e-commerce and implementing online strategies to maximize the benefit of marketing campaigns.

●	Strategic Relationships. We believe we have developed and solidified relationships with multiple groups that can deliver value to external brand customers.

●	Setting Ideal Price Points. We believe we set a competitive price point, which aligns with the uniqueness and quality of the products offered by the Company.

●	Focus on Quality. We believe all our products are sourced from the highest quality producers, and we vet our producers by visiting locations to verify quality and control procedures.

●	Labelling and Marketing Promotions. Unlike traditional tequila labels, SWOL Tequila features a peel-off, sew-on patch that can be attached to clothing, allowing consumers to take the brand with them long after their drink is finished. We believe that we have crafted a unique labelling which aligns with our branding. Our labelling also includes a removable patch that can be affixed to other items.

Our Growth Strategies

The key elements of our strategy to expand our business include the following:

●	Collaborative Marketing. We intend to align and collaborate with celebrities and influencers with significant followings to enhance our online marketing presence and interest and awareness regarding SWOL. In addition, we intend to expand to products beyond just the alcohol, such as clothing merchandise and patches.

●	Expand Our Brand. We intend to continue expanding and developing our existing SWOL brand by purchasing and selling larger amounts of SWOL products to accelerate brand recognition and increasing our marketing presence. In addition, we are working on increasing our offerings to different blends such as reposadó and blancó as well as seasonal flavors.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

LQR Ownership and Our Separation from LQR

On                 , 2025, we have entered into a Contribution Agreement with LQR. Among other things, the Contribution Agreement provides that all assets, properties and rights, whether tangible or intangible, personal or mixed, accrued, unaccrued or contingent (including goodwill), wherever located and whether now existing or hereafter acquired prior to the Closing Date, related to, used or held for use in connection with the business of producing, marketing and distributing a limited-edition Anejo Tequila under the “SWOL” trademark.

The Contribution Agreement provides specifically for the following assets to be contributed by LQR to SWOL: (i) all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories, wherever located; (ii) all contracts, including, but not limited to, the following: (a) rights under the Asset Purchase Agreement among LQR House Inc. and Dollinger Innovations Inc., Dollinger Holdings LLC and Sean Dollinger, dated March 19, 2021, to the extent related to the Business; (b) Packaging of Origin Co-Responsibility Agreement dated July 6, 2020, between Leticia Hermosillo Ravelero and Sean Dollinger, as assigned to LQR pursuant to an assignment agreement, dated June 30, 2023, by and among LQR, Dollinger Holdings LLC, and Sean Dollinger; (c) the Shared Responsibility and Bonding Agreement dated March 19, 2021, between Leticia Hermosillo Ravelero and Dollinger Innovations Inc.; (d) the Exclusive License Agreement dated May 18, 2020 by and between Dollinger Holdings LLC and Dollinger Innovations Inc.; and (e) Product Distribution Agreement, dated July 1, 2020, between Dollinger Holdings LLC and Country Wine & Spirits LLC.; (iii) all intellectual property assets relating to the Business including, but not limited to, the following trademarks (and all associated trade dress and intellectual property rights and all labels, logos and other branding bearing the SWOL marks or any mark substantially similar to the same); (iv) all credits, rebates (including ACH payments, credit memos and any other rebates based on purchase volumes), prepaid expenses, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees; (v) warranties, indemnities and all similar rights against third parties to the extent related to the Business, the Purchased Assets or the Assumed Liabilities (and proceeds in respect thereof); (vi) all insurance benefits, including rights and proceeds, arising from or relating to the Business, the Purchased Assets or the Assumed Liabilities prior to the Closing; (vii) originals, or where not available (or in the case of tax returns), copies, of all books and records, including, but not limited to, books of account, ledgers and general, financial and accounting records, customer lists, correspondence (including all correspondence with any governmental authority but excluding pre-Closing privileged correspondence belonging to the Owner and containing information regarding this transaction), sales material and records, strategic plans and files relating to the Intellectual Property Assets; (viii) all rebates paid to LQR, regardless of when paid, in respect of the Business; and (ix) all goodwill and the going concern value of the Business.

As consideration for the aforementioned transfer of assets LQR received                  shares of our Common Stock, representing                 % ownership percentage of SWOL.

Prior to the completion of this offering, we will enter into additional agreements with LQR that will govern the further separation of the Business from LQR to us and various interim arrangements. These agreements will be in effect as of the date of effectiveness of the registration statement of which this prospectus forms a part, which will provide for, among other things, the transfer from LQR to us of certain other assets not contributed in the Contribution Agreement and the assumption by us of certain other liabilities comprising the Business through a separation agreement between us and LQR (the “Master Separation Agreement”).

We also expect to enter into certain other agreements that will provide a framework for our relationship with LQR after the separation, including:

●	a transition services agreement governing LQR’s provision of various services to us, and our provision of various services to LQR’s, on a transitional basis, including but not limited to the continued sale of SWOL Tequila on CWSpirits.com and the continuance of influencer marketing initiatives (the “transition services agreement”);

●	a tax matters agreement with LQR that will govern the respective rights, responsibilities and obligations of LQR and us after the closing of this offering with respect to tax matters (including responsibility for taxes attributable to us and our subsidiaries, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other matters) (the “tax matters agreement”);

●	an employee matters agreement with LQR that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participate prior to the distribution, as well as other human resources, employment and employee benefit matters (the “employee matters agreement”); and

●	an intellectual property rights cross-license agreement with LQR, which will govern our and LQR’s rights, responsibilities and obligations to use LQR’s intellectual property, respectively (the “intellectual property rights cross-license agreement”).

In this prospectus, references to the “contribution” refer to LQR’s transfer to us (in connection with certain reorganization transactions) of the assets and liabilities related to the Business and the term “separation” refers to the separation of the Business from LQR’s other businesses (including the contribution), along with the effectiveness of various agreements between us and LQR.

See the section titled “Certain Relationships and Related Party Transactions—Relationship with LQR” for a more detailed discussion of these agreements. All of the agreements relating to our separation from LQR will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from LQR. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See the section titled “Risk Factors—Risks Related to Our Separation from LQR.”

LQR has no obligation to pursue or consummate any disposition of its ownership interest in us by any specified date or at all.

We believe, and LQR has advised us that it believes, that the separation and this offering will provide a number of benefits to our business and to LQR’s business. These intended benefits include improving the strategic and operational flexibility of both companies, increasing the focus of the management teams on their respective business operations and allowing each company to adopt the capital structure, investment policy and dividend policy best suited to its financial profile and business needs, and providing each company with its own equity currency to facilitate acquisitions and to better incentivize management. In addition, as we will be a stand-alone company, potential investors will be able to invest directly in the Business.

Our Corporate History and Corporate Information

Our Company was incorporated in the State of Nevada on January 22, 2025, under the name SWOL Holdings Inc. Our principal executive officer is located at 6538 Collins Ave. Suite 344, Miami Beach, FL 33141 and our registered address in Nevada is c/o VCorp Services, LLC, 701 S. Carson Street, Suite 200, Carson City, NV 89701. Our telephone number is (323) 536-7973. The address of our website is www.swoltequila.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus.

Recent Developments

On July 7, 2023, LQR, Dollinger Innovations Inc. and Leticia Hermosillo Raverero (the “Producer”) signed a ratification of the agreement of assignment of rights of the Shared Responsibility and Bonding Agreement, which registers the assigned rights with the Mexican Institute of Industrial Property. The registration is required under Mexican law to put third parties on notice of the existence of agreements that contain intellectual property rights. LQR submitted documents to the Mexican Institute of Industrial Property to obtain such registration on July 12, 2023.

Our Status as a Controlled Company

Following the issuance of                  shares of Common Stock to LQR as consideration for the contribution of the Business to us, and after the completion of this offering, LQR will be able to exercise voting control with respect to an aggregate of                   shares of Common Stock, representing approximately                   % of the total voting power of our outstanding capital stock (or approximately                   % of the total voting power of our outstanding capital stock if the underwriters exercise the over-allotment option to purchase additional shares of Common Stock). Accordingly, our LQR will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors.

If LQR controls a majority of our outstanding voting power, we will be a “controlled company” under the corporate governance rules for Nasdaq-listed companies and we may elect not to comply with certain corporate governance standards, such as the requirement that our Board of Directors (“Board”) have a compensation committee and nominating and corporate governance committee composed entirely of independent directors, among other things.

Risk Factor Summary

You should consider carefully the risks and uncertainties described in this prospectus before investing in our securities. These risks are discussed more fully in the section titled “Risk Factors.” If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. These risks include, but are not limited to, the following:

Risks Related to Our Business and Industry

●	There is substantial doubt about our ability to continue as a going concern.

●	Our Chief Executive Officer is, and may in the future become, affiliated with entities engaged in business activities similar to those that could be conducted by us and, accordingly, may in the future have conflicts of interest in allocating his time and determining to which entity a particular business opportunity should be presented.

●	We have a limited operating history, which may make it difficult to evaluate our business and prospects.

●	The Company may need to raise additional capital to support its operations.

●	We rely on a single supplier, and may not be able to find replacements or immediately transition to alternative suppliers.

●	The Company’s ability to import its products may be suspended at any time by the Mexican authorities.

●	Changes in U.S. Tariff Policies Could Adversely Affect Our Business.

Risks Related to Government Regulation and Being a Public Company

●	We will face growing regulatory and compliance requirements which can be costly and time consuming.

●	We may be deemed a “controlled company” as defined in the Nasdaq rules, and in that event, we will be able to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.

●	Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

●	Changes in laws and government regulations to which we are currently subject, including changes to the method or approach of enforcement, may increase our costs or limit our ability to market our alcohol brands and the brands of our clients, which could adversely affect our operating results and business.

●	If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

●	Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Risks Related to this Offering and Ownership of our Common Stock

●	No market currently exists for our Common Stock. We cannot assure you that an active trading market will develop for our Common Stock.

●	The market price of our Common Stock may be highly volatile, and you could lose all or part of your investment

●	Concentration of ownership among our existing principal stockholder, executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

●	If we are unable to maintain listing of our securities on Nasdaq or any stock exchange, our stock price could be adversely affected and the liquidity of our stock and our ability to obtain financing could be impaired and it may be more difficult for our stockholders to sell their securities.

●	We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.

The Offering

Shares of Common Stock being offered by us:	shares of Common Stock ( shares of Common Stock if the underwriters exercise their option to purchase additional shares in full).

Shares of Common Stock outstanding immediately prior to this offering:	shares of Common Stock.

Shares of Common Stock outstanding immediately after this offering:(1)	shares of Common Stock (or shares if the underwriters exercise the over-allotment option in full).

Over-allotment option:	We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the shares sold in the offering ( additional shares) at the public offering price, less the underwriting discounts and commissions.

Use of proceeds:	We expect to receive net proceeds of approximately $ from this offering (or approximately $ if the underwriters exercise the over-allotment option in full) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use the net proceeds of this offering for expanding our wholesale and retail customer base and business expansion and general corporate purposes See “Use of Proceeds” for more information on the use of proceeds.

Risk factors:	Investing in our Common Stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 14 before deciding to invest in our Common Stock.

Nasdaq Capital Market symbol:	We have applied to list our Common Stock on The Nasdaq Capital Market under the symbol “SWOL.”

(1)	The number of shares of Common Stock outstanding immediately following this offering is based on shares of Common Stock outstanding as of the date of this prospectus, and excludes:

●	shares of Common Stock issuable upon the underwriters’ exercise of the over-allotment option in full.

Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their over-allotment option.

Summary Financial Information

The following tables summarize certain financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial data as of and for the fiscal years ended December 31, 2024 and 2023 are derived from our audited carve-out financial statements included elsewhere in this prospectus. In addition, summary financial data as of and for the three-months period ended March 31, 2025 are derived from our unaudited interim curve-out financial statements, which have been prepared on the same basis as our audited financial statements. All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP. The summary financial information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

LQR will contribute the assets and liabilities related to the Business on the date of effectiveness of the registration statement of which this prospectus forms a part. LQR has operated the Business and designated it as a separate reportable segment in since 2021. LQR currently provides certain services to us, and costs associated with these functions have not been allocated to us. These include costs related to corporate services, such as executive management, finance and accounting, shared facilities and other services.

Following the completion of this offering, we will be subject to the reporting requirements of the Exchange Act. We will be required to establish procedures and practices as a stand-alone public company in order to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including accounting, legal, investor relations, stock administration and regulatory compliance costs. These additional costs may differ from the costs that were historically allocated to us from LQR. To operate as a stand-alone company, we expect to incur costs to replace certain services previously provided by LQR, which may be higher than those reflected in our historical combined financial statements. A component of these costs are legal, accounting and administrative costs. Actual costs that may have been incurred had we been a stand-alone company depend on a number of factors, including organizational structure and decisions made relating to various areas such as information technology and infrastructure.

The following unaudited carve-out financial statements and the related notes should be read in conjunction with the sections titled “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited carve-out financial statements of the Company and SWOL and the related notes included elsewhere in this prospectus.

	Three Months Ended		Year Ended
	March 31,		December 31,
	2025	2024	2024	2023
	(Unaudited Actual)		(Audited Actual)

Revenue	$49,920	$-	$2,845	$-
Revenue, related party	150,720		-	115,735
Cost of revenue	175,322	-	2,306	95,290
Gross profit	25,318	-	539	20,445
Operating expenses	291,084	87,110	404,779	252,946
Loss from operations	(265,766)	(87,110)	(404,240)	(232,501)
Net loss	$(265,766)	$(87,110)	$(404,240)	$(232,501)

	March 31,	December 31,	March 31,
	2025	2024	2025
	Actual	Actual	Pro Forma as Adjusted
	(Unaudited)
Accounts receivable	$28,963	$511
Accounts receivable, related party	266,455	115,735
Prepaid expenses	146,095	276,214
Right of use asset	59,182	-
Total assets	500,695	392,460
Accounts payable	99,762	92,286
Accrued expenses, related party	118,000	-
Right of use liability	59,182	-
Total liabilities	276,944	92,286
Total stockholder’s equity	223,751	300,174
Total liabilities and stockholder’s equity	$500,695	$392,460

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our Common Stock. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Our Chief Executive Officer, Alexandra Hoffman and our sole shareholder, LQR House Inc. are the subjects of a lawsuit alleging among other things, breach of fiduciary duties, violations of the Nevada Revised Statutes 78.650, 78.630, 207.400 90.570 and 32.010, alter ego liability, civil conspiracy (the “Complaint”).

On July 15, 2025, LQR House Inc., a Nevada corporation (the “Company”), became aware that LQR House Inc. and its entire board of directors have been named as defendants, along with over one dozen other defendants, including Alexandra Hoffman, our Chief Executive Officer, which alleges, among other things, breach of fiduciary duties, violations of the Nevada Revised Statutes 78.650, 78.630, 207.400 90.570 and 32.010, alter ego liability, civil conspiracy (the “Complaint”). The Complaint seeks, among other things, a declaratory judgment, a temporary restraining order and preliminary injunction freezing LQR’s assets, the assets of LQR’s chief executive officer, Sean Dollinger, the assets of any of the other defendants controlled by Sean Dollinger and others, injunctive relief to prevent any further material corporate decisions by LQR, the court restrain the LQR, its directors, officers and stockholders from making any significant changes to LQR’s governance or capital structures and a receiver be appointed over the Company and undisclosed monetary damages. The Complaint was filed by Kingbird Ventures, LLC, on July 11, 2025, before the Eighth Judicial District Court in Clark County, Nevada.

LQR intends on vigorously defending the litigation as, on its face, there are a myriad of facts upon which the plaintiff relies that are inherently false. However, no assurances can be made as to any outcome of this lawsuit, and that the Company will not be restrained from conducting its business operations, entering into the Contribution Agreement or undertaking this offering.

Our financial statements have been prepared on a going-concern basis and our continued operations are in doubt.

The financial statements have been prepared on a going concern basis, which assumes that we will continue to operate in the normal course of business. However, there is substantial doubt about our ability to continue as a going concern due to our current financial position and dependence on securing additional financing. Our ability to continue operations is contingent upon obtaining equity or debt financing and ultimately achieving profitable operations, the timing of which remains uncertain. There can be no assurance that such financing will be obtained or that profitability will be achieved, which could materially impact our ability to continue as a going concern.

Our independent registered public accounting firm has included an explanatory paragraph in its report on our financial statements expressing that since we had incurred losses from operations, do not have any revenue to generate positive cash, and have been historically reliant on the Company’s parent for capital, there is substantial doubt about our ability to continue as a going concern.

The carve-out financial statements of SWOL reflect a net loss of $404,240 for the year ended December 31, 2024. As a carve-out entity historically dependent on LQR for funding and operational support, SWOL’s ability to continue as a going concern is contingent upon (i) the completion of its initial public offering (“IPO”) and the successful deployment of net proceeds, (ii) achieving projected revenue growth as a standalone entity, and (iii) securing additional financing to meet future obligations.

As of December 31, 2024, SWOL had no cash or cash equivalents, which severely limits its ability to meet current operational expenses and financial obligations without obtaining additional funding. The Company’s continued operations depend heavily on securing sufficient external financing, including the completion of its planned IPO and the successful deployment of the net proceeds.

Historically dependent on LQR for operational support, SWOL will now need to operate as a standalone entity, which presents additional operational risks and uncertainties. If SWOL is unable to obtain adequate capital, it may be required to reduce or delay the scope of its planned development activities, which could materially and adversely affect its business, financial condition, and operating results. The accompanying financial statements have been prepared assuming that SWOL will continue as a going concern and do not include any adjustments that might result from the outcome of these uncertainties.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

We believe that the net proceeds raised following the closing of this offering will eliminate this doubt and enable us to continue as a going concern yet we may need to obtain alternative financing or significantly modify our operational plans for us to continue as a going concern. Per our intended operating plan and assumptions, we believe that we will be able to sufficiently fund our operations for at least the next              months if we obtain the full amount from this offering. This estimate is made pursuant to assumptions that may prove to be wrong, and we could use our available working capital sooner than we expect. Changes may occur beyond our control that would cause us to consume our available capital before that time, including changes in and progress of our development activities and changes in regulation.

Our Company’s Chief Executive Officer is, and may in the future become, affiliated with entities engaged in business activities similar to those that could be conducted by us and, accordingly, may in the future have conflicts of interest in allocating his time and determining to which entity a particular business opportunity should be presented.

As a result, there is a risk that she may face conflicts of interest in allocating her time and efforts between these entities. Specifically, she may be required to make decisions regarding which business opportunities should be presented to us and which should be presented to the other entities with which he is affiliated. Such conflicts could adversely impact our ability to capitalize on certain opportunities or could lead to opportunities being diverted to other entities, potentially harming our business prospects and competitive position.

Our business, revenue and operations depend on our relationship with CWS and OTE.

As of December 31, 2024, all revenue was derived from or directly related to contractual relationship with CWS and OTE. Although we are focused heavily on expanding our network of wholesale distributors and retailers, CWS and OTE will continue to be for the foreseeable future our only source of distribution of alcoholic beverages. Because of the relationship between LQR and CWS, LQR would be conflicted if presented with opportunities for the CWS Platform that are against the interests of CWS and may decline such opportunities against our interest. While our relationship with CWS and OTE is ongoing and is expected to continue, we cannot be certain that CWS and OTE will be willing or able to continue to distribute SWOL Tequila.

We have a limited operating history, which may make it difficult to evaluate our business and prospects.

The Company is an early stage entity with little operating history. The Company has no cash as of March 31, 2025. The revenue and income potential of the Company’s business and market are unproven. The Company’s limited operating history makes an evaluation of the Company and its prospects difficult and highly speculative. Accordingly, you should consider the Company’s prospects in light of the risks and uncertainties that a company in this business with a limited operating history and revenue faces. In particular, potential investors should consider that there are significant risks that the Company will not be able to:

●	implement or execute its current business plan, or generate huge profits;

●	attract and maintain a skillful management team;

●	raise sufficient funds in the capital markets or otherwise to effectuate its business plan;

●	determine that the processes and technologies that it has developed are commercially viable; and/or

●	enter into contracts with commercial partners, such as distributors and suppliers.

If any of the above risks occurs, the Company’s business may fail, in which case you may lose the entire amount of your investment in the Company. The Company cannot assure that any of its efforts in business operations will be successful or result in the timely development of new products, or ultimately produce any material revenue and profits.

The Company may need to raise additional capital to support its operations.

The Company may need to procure additional financing over time, the amount and timing of which will depend on a number of factors, including the pace of expansion of the Company’s opportunities and customer base, the scope of product development to be undertaken by the Company, the need to respond to customer needs for improvement of product offerings, the services offered and development efforts, the cash flow generated by its operations, the extent of losses, if any with respect to matters identified as risk factors herein and the extent of other unanticipated areas or amounts of expenditure. The Company cannot fully predict the extent to which it will require additional financing. There can be no assurance regarding the availability or terms of additional financing the Company may be able to procure over time. Any new investor may require that any future debt financing or issuance of preferred equity by the Company could be senior to the rights of stockholders, and any future issuance of equity could result in the dilution of the value of our shares.

The Company may incur significant losses, and there can be no assurance that the Company will ever become a profitable business.

During the year ended December 31, 2024, we had a net loss of $404,240, and during the three month period ended March 31, 2025, we had a net loss of $265,766. It is anticipated that the Company may continue to sustain operating losses. Its ability to become and/or remain profitable depends in material part on success in growing and expanding the Company’s products and services. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in offering new and unique products or services may impact whether the Company is successful. Furthermore, the Company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, insurance, legal or regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the Company will remain profitable. If the Company sustains losses over a period of time, it may be unable to continue in business.

The Company’s future revenue and operating results are unpredictable and may fluctuate significantly.

It is difficult to accurately forecast the Company’s revenues and operating results, and they could fluctuate in the future due to several factors. These factors may include acceptance of the Company’s products and services; the amount and timing of operating costs and capital expenditures; competition from other market venues or services that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. The Company’s operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

We rely on a sole supplier, and may not be able to find replacements or immediately transition to alternative suppliers.

Our tequila is produced by the sole supplier, an individual based in Guadalajara, Mexico. This supplier is solely responsible for the production, bottling, labeling, capping, and packaging of our finished tequila product. If our contracts with this supplier are terminated for any reason (including, natural death of our supplier), we may not have alternative sources of supply at comparable prices and may not be able to complete orders for our tequila in time or at all. If we find a replacement, we also may not be able to raise the prices of our products to cover all, or even a portion, of the increased costs. In addition, if our supplier fails to perform satisfactorily, fails to handle increased orders, it could cause us to fail to meet orders, lose sales, incur additional costs and/or expose us to product quality issues. This could cause us to lose credibility in the marketplace and damage our relationships with our customers and partners, ultimately leading to a decline in our business and results of operations. We may not be able to obtain an acceptable substitute for production, bottling, labeling, capping, and packaging from another supplier on the same basis or at all. Even if we are able to obtain acceptable substitutes from replacement suppliers, their use could require us to significantly alter our business operations. An interruption in our business operations could occur if we encounter delays or difficulties in securing or maintaining the production of our tequila. Any such interruption could negatively impact our business development, launches of new products, and significantly affect our business, financial condition, results of operations, and reputation.

The Company’s ability to import SWOL Tequila may be suspended at any time by the Mexican authorities

On March 19, 2021, LQR entered into an asset purchase agreement with Dollinger Innovations Inc., Dollinger Holdings LLC, and Sean Dollinger pursuant to which we acquired the assets related to the online or in-person sale of original SWOL tequila and other SWOL branded products. The transaction included the assignment of the Shared Responsibility and Bonding Agreement by and between Dollinger Innovations and Leticia Hermosillo Ravelero relating to the production of original SWOL tequila for exclusive importation into the United States by Dollinger Innovations or its assigns. In connection with this assignment, on July 7, 2023, LQR, Dollinger Innovations Inc. and the Producer signed a ratification of the agreement of assignment of rights of the Shared Responsibility and Bonding Agreement, which requires registration with the Mexican Institute of Industrial Property. LQR submitted documents to the Mexican Institute of Industrial Property to obtain such registration on July 12, 2023.

On June 30, 2023, pursuant to an assignment agreement, Dollinger Innovations Inc., Dollinger Holdings LLC, and Sean Dollinger assigned their rights as distributor under the Packaging of Origin Co-Responsibility Agreement with the Producer dated July 6, 2020 to LQR. Subsequent to that, on July 11, 2023, the Producer and LQR signed a Bottled at Origin Joint Responsibility Agreement, which requires registration with the Mexican institute of Industrial Property, which was requested by LQR on July 13, 2023.

The Mexican authorities could suspend such importation of SWOL branded products only in case of cancellation of the registration, which would only happen in the following scenarios: i) if the parties fail to comply with the “Official Tequila Standard” as that will result in the suspension or cancellation of the export certificates issued by the regulatory Council of Tequila, A.C. (“RCT”); ii) if we fails to include the phrases: “Protected Designation of Origin” in their products in the terms provided in article 302 of Mexico Federal Law for the Protection of Industrial Property; and iii) by termination of the validity of the authorization provided by the Producer. In the event that importation of SWOL products is suspended it would have a material adverse effect on the Company’s financial results and reputation.

If demand for our products and services does not develop as expected our projected revenues and profits will be affected.

Our future profits are influenced by many factors, including economics, world events and changing customer preferences. We believe that the markets in our product segment will continue to grow, that we will be successful in marketing our products and services in these markets. If our expectations as to the size of these markets and our ability to sell our products and services in this market are not correct, our revenue may not materialize, and our business will be adversely affected.

If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, we may be unable to increase net revenues, improve margins and achieve profitability.

Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase net revenues, improve margins, and achieve profitability. We intend to make significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. We cannot assure you that the net revenues from the new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality shopping experience, or if consumers do not perceive the products we offer to be of high value and quality, we may be unable to acquire or retain customers. If we are unable to acquire or retain customers who purchase products in volumes sufficient to grow our business, we may be unable to generate the scale necessary to achieve operational efficiency. Consequently, our prices may increase, or may not decrease to levels sufficient to generate customer interest, our net revenues may decrease, and our margins and profitability may decline or not improve. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

We believe that many of our new customers will originate from word-of-mouth and other non-paid referrals from our customers. Therefore, we must ensure that our customers remain loyal to us to continue receiving those referrals. If our efforts to satisfy our customers are not successful, we may be unable to acquire new customers in sufficient numbers to continue to grow our business, and we may be required to incur significantly higher marketing expenses to acquire new customers.

We rely on other third parties to provide services essential to the success of our business.

Third parties provide a variety of essential business functions for us, including customer service, legal and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, errors, or other problems with their work that will materially impact our operations.

In particular, as of the date of the Prospectus, we largely rely on CWS and OTE for the distribution of SWOL Tequila. In the event CWS or OTE were to lose their distribution license, for any reason, including but not limited to, changes in state and federal regulations, we would have to seek alternative distribution options immediately. The services we sell to our clients could be interrupted by the change in distribution provider and our business and reputation could suffer. In addition, the Company intends to sell SWOL Tequila to Access Fulfillment for distribution in the United Kingdom. However, at this time, Access Fulfillment has not yet obtained a license to distribute alcohol in the United Kingdom and there is no guarantee that they will ever receive such a license. In addition, if our efforts to contract with another distributor are unsuccessful, the Company may be unable to achieve or maintain profitability and may incur significant losses in the future. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

The value of our brand also depends on effective customer support to provide a high-quality customer experience, which requires significant personnel expenses. If not managed properly, this expense could impact our profitability. Failure to manage or train our outsourced customer support representatives properly could compromise our ability to handle customer complaints effectively.

Reduced consumer demand for alcoholic beverages could harm our business.

There have been periods in the past in which overall per capita consumption of alcoholic beverages in the United States and other markets in which we participate has declined substantially. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including a general decline in economic conditions, increased concern about the health consequences of consuming alcoholic beverage products and about drinking and driving, a trend toward a healthier diet including lighter, lower-calorie beverages such as diet soft drinks, juices and water products, the increased activity of anti-alcohol groups and increased federal, state or foreign excise and other taxes on alcoholic beverage products. The competitive position of the Company’s products could also be affected adversely by any failure to achieve consistent, reliable quality in the product or service levels to customers.

The success of our business relies heavily on brand image, reputation, and product quality.

It is important that we maintain and increase the image and reputation of our existing brands and products. Concerns about product quality, even when unsubstantiated, could be harmful to our image and reputation of our brands and products. While we have quality control programs in place, in the event we experienced an issue with product quality, we may experience recalls or liability in addition to business disruption which could further negatively impact brand image and reputation and negatively affect our sales. Our brand image and reputation may also be more difficult to protect due to less oversight and control because of the outsourcing of some of our operations. We also could be exposed to lawsuits relating to product liability or marketing or sales practices. Deterioration to our brand equity may be difficult to combat or reverse and could have a material effect on our business and financial results.

In addition, in recent years, there has been a marked increase in the use of social media platforms and other forms of Internet-based communications that provide individuals with access to broad audiences, and the availability of information on social media platforms is virtually immediate, as can be its impact. Many social media platforms immediately publish the content their participants post, often without filters or checks on accuracy of the content posted. Furthermore, other Internet-based or traditional media outlets may in turn reference or republish such social media content to an even broader audience. Information concerning us, regardless of its accuracy, may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may materially harm our brand, reputation, performance, prospects and business, and such harm may be immediate and we may have little or no opportunity to respond or to seek redress or a correction.

Changes in consumer spending could have a negative impact on our financial condition and business results.

Alcohol sales depend upon a number of factors related to the level of consumer spending, including the general state of the economy, federal and state income tax rates, deductibility of business entertainment expenses under federal and state tax laws, and consumer confidence in future economic conditions. Changes in consumer spending in these and other areas can affect both the quantity and the price of wines that customers are willing to purchase online, at restaurants or through retail outlets. Reduced consumer confidence and spending may result in reduced demand for our products, limitations on our ability to increase prices and increased levels of selling and promotional expenses. This, in turn, may have a considerable negative impact upon sales and gross margins.

We are subject to, or voluntarily comply with, a number of other laws and regulations relating to the payments we accept from our customers and third parties, including with respect to money laundering, money transfers, privacy, and information security, and electronic fund transfers. These laws and regulations could change or be reinterpreted to make it difficult or impossible for us to comply. If we were found to be in violation of any of these applicable laws or regulations, we could be subject to civil or criminal penalties and higher transaction fees or lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, which may make our services less convenient and less attractive to our customers and diminish the customer experience.

Adverse public opinion about alcohol may harm our business.

While a number of research studies suggest that moderate alcohol consumption may provide various health benefits, other studies conclude or suggest that alcohol consumption has no health benefits and may increase the risk of stroke, cancer and other illnesses. An unfavorable report on the health effects of alcohol consumption could significantly reduce the demand for wine, which could harm our business by reducing sales and increasing expenses.

In recent years, activist groups have used advertising and other methods to inform the public about the societal harms associated with the consumption of alcoholic beverages. These groups have also sought, and continue to seek, legislation to reduce the availability of alcoholic beverages, to increase the penalties associated with the misuse of alcoholic beverages, or to increase the costs associated with the production of alcoholic beverages. Over time, these efforts could cause a reduction in the consumption of alcoholic beverages generally, which could harm our business by reducing sales and increasing expenses.

Increased regulatory costs or taxes would harm our financial performance.

The Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury, or the TTB, imposes excise taxes, and/or other taxes on beverage alcohol products, and/or on certain raw materials used to produce our beverage alcohol products, in varying amounts. TTB or other governmental bodies may propose changes to international trade agreements, tariffs, taxes and other government rules and regulations. Significant increases in taxes on, or that impact, beverage alcohol products could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Changes in the prices of supplies and raw materials could have a materially adverse effect on our business.

There have been changes in the cost of raw materials used in tequila production and especially raw spirits in recent years. The increases in prices may also take place in the future and our inability to pass on increases to our customers could reduce our margins and profits and have a material adverse effect on our business. We cannot assure you that shortages or increases in the prices of our supplies or raw materials will not have a material adverse effect on our financial condition and results of operations. Additionally, tariffs, such as those imposed by current U.S. trade policies (including Trump tariffs), may continue to affect the cost of imported raw materials and supplies, further exacerbating price increases.

We are subject to, or voluntarily comply with, a number of other laws and regulations relating to the payments we accept from our customers and third parties, including with respect to money laundering, money transfers, privacy, and information security, and electronic fund transfers. These laws and regulations could change or be reinterpreted to make it difficult or impossible for us to comply. If we were found to be in violation of any of these applicable laws or regulations, we could be subject to civil or criminal penalties and higher transaction fees or lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, which may make our services less convenient and less attractive to our customers and diminish the customer experience.

We are subject to risks associated with payments to us from our customers and other third parties, including risks associated with fraud.

Nearly all of our customers’ payments, for marketing services, are made by credit card or debit card. We currently rely exclusively on one third party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. We are also subject to payment brand operating rules, payment card industry data security standards and certification requirements, which could change or be reinterpreted to make it more difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from customers, which would make our services less convenient and attractive to our customers and likely result in a substantial reduction in revenue. We may also incur losses as a result of claims that the customer did not authorize given purchases, fraud, erroneous transmissions and customers who have closed bank accounts or have insufficient funds in their accounts to satisfy payments owed to us.

We are subject to, or voluntarily comply with, a number of other laws and regulations relating to the payments we accept from our customers and third parties, including with respect to money laundering, money transfers, privacy, and information security, and electronic fund transfers. These laws and regulations could change or be reinterpreted to make it difficult or impossible for us to comply. If we were found to be in violation of any of these applicable laws or regulations, we could be subject to civil or criminal penalties and higher transaction fees or lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, which may make our services less convenient and less attractive to our customers and diminish the customer experience.

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

The alcoholic beverage distribution industry in the United States is intensely competitive and highly fragmented. The principal competitive factors in that industry include product range, pricing, distribution capabilities and responsiveness to consumer preferences, with varying emphasis on these factors depending on the market and the product. With respect to individual customers, we face significant competition from various regional distributors and brick and mortar stores, who compete principally on price. The effect of this competition could adversely affect our results of operations.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management and other key employees, including Alex Hoffman, our founder and Chief Executive Officer, and Sikandar, our Chief Financial Officer. Without these key executives and employees, we may not have the ability to execute our business plans and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results. We do not presently maintain any key man life insurance policies.

We may not be able to manage future growth effectively.

If our business plans are successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

If the Company fails to develop or protect its intellectual property adequately, the Company’s business could suffer.

The Company has attempted, and may attempt, to develop certain intellectual property of its own, but cannot assure that it will be able to obtain exclusive rights in trade secrets, patents, trademark registrations and copyright registrations. At this time, the Company is unsure of what types of intellectual property might be developed. The cost of developing, applying for and obtaining such enforceable rights is expensive. Even after such enforceable rights are obtained, there are significant costs for maintaining and enforcing them. The Company may lack the resources to put in place exclusive protection and enforcement efforts. Also, certain of the Company’s product or service offerings initially draws from publicly available technology in the marketplace. The Company’s failure to obtain or maintain adequate protection of its intellectual property rights for any reason could have a material adverse effect on its business, financial condition and results of operations.

If the Company were to develop intellectual property, the Company may seek to enforce its intellectual property rights on others through litigation. The Company’s claims, even if meritorious, may be found invalid or inapplicable to a party the Company believes infringes or has misappropriated its intellectual property rights. In addition, litigation can:

●	be expensive and time consuming to prosecute or defend;

●	result in a finding that the Company does not have certain intellectual property rights or that such rights lack sufficient scope or strength;

●	divert management’s attention and resources; or

●	require the Company to license its intellectual property.

We do not have any trademarks that are registered in the United States, Canada or United Kingdom. Our SWOL trademark is registered in Mexico only. As a result, a third party may be able to successfully challenge our enforcement of the SWOL trademark in the United States. If a successful challenge to our enforcement of our trademarks rights with respect to SWOL were to occur, we could lose the ability to market SWOL in the United States, Canada, or United Kingdom and such an occurrence could have a material adverse effect on our financial condition.

The Company relies or may rely in the future on trademarks or service marks to establish a market identity for its products or services. To maintain the value of the Company’s trademarks or service marks, the Company might have to file lawsuits against third parties to prevent them from using marks confusingly similar to or dilutive of the Company’s registered or unregistered trademarks or service marks. The Company also might not obtain registrations for its pending or future trademark or service marks applications and might have to defend its registered trademark or service marks and pending applications from challenge by third parties. Enforcing or defending the Company’s registered and unregistered trademarks or service marks might result in significant litigation costs and damages, including the inability to continue using certain marks.

The laws of foreign countries in which the Company may contemplate doing business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of the United States. Adverse determinations in a judicial or administrative proceeding could prevent the Company from offering or providing its products or services or prevent the Company from stopping others from offering or providing competing services, and thereby have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company’s products, services or processes could be subject to claims of infringement of the intellectual property of others.

Claims that the Company’s products, services, business methods, or processes infringe upon the proprietary rights of others often are not asserted until after commencement of commercial sales of a product. Significant litigation regarding intellectual property rights exists in the Company’s industry. Third parties may make claims of infringement against the Company in connection with the use of its technology. Any claims, even those without merit, could:

●	be expensive and time consuming to defend;

●	cause the Company to cease making, licensing, or using services that incorporate the challenged intellectual property; or

●	divert management’s attention and resources.

The Company cannot be certain of the outcome of any litigation. Any royalty or licensing agreement, if required, may not be available to the Company on acceptable terms or at all. The Company’s failure to obtain the necessary licenses or other rights could prevent the development, or distribution of the Company’s marketing technology and, therefore, could have a material adverse effect on the Company’s business.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Our supplier is located in Mexico. Because of this we face exposure to adverse movements in foreign currency exchange rates. Our primary exposures are expected to be related to pesos denominated operating expenses in Mexico. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows.

A failure or breach of our security systems or infrastructure as a result of cyberattacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

Information security risks for technology companies, such as the Company, have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. These threats may derive from fraud or malice on the part of our employees or third parties or may result from human error or accidental technological failure. These threats include cyberattacks, such as computer viruses, malicious code, phishing attacks or information security breaches.

Our operations will, in part, rely on the secure processing, transmission and storage of confidential proprietary and other information in our computer systems and networks. Our customers will rely on digital technologies, computers, email and messaging systems, software and networks to conduct their operations or to utilize our products or services. In addition, to access our products and services, our customers will use personal smartphones, tablet computers and other mobile devices that may be beyond our control.

If a cyberattack or other information security breach occurs, it could lead to security breaches of the networks, systems or devices that our customers use to access our products and services which could result in the unauthorized disclosure, release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information (including account data information) or data security compromises. Such events could also cause service interruptions, malfunctions or other failures in the physical infrastructure or operations systems that will support our businesses and customers, as well as the operations of our customers or other third parties. Any actual attacks could lead to damage to our reputation with our customers and other parties and the market, additional costs to the Company (such as repairing systems, adding new personnel or protection technologies or compliance costs), regulatory penalties, financial losses to both us and our customers and partners and the loss of customers and business opportunities. If such attacks are not detected immediately, their effect could be compounded.

Although we will attempt to mitigate these risks, there can be no assurance that we will be immune to these risks and not suffer losses in the future.

Current market conditions and recessionary pressures in one or more of the Company’s markets could impact the Company’s ability to grow its business.

The U.S. economy faces continued concerns about the systemic impacts of adverse economic conditions such as the U.S. deficit, historically high inflation, volatile energy costs, geopolitical issues, the continued availability and cost of credit in the face of expected interest rate increases by the U.S. Federal Reserve and unstable financial and real estate markets. Foreign countries, including those in the Euro zone, are affected by similar systemic impacts. Turbulence in the United States and international markets and economic conditions may adversely affect the Company’s liquidity and financial condition, and the liquidity and financial condition of the Company’s customers. If these market conditions occur, they may limit the Company’s ability, and the ability of the Company’s customers, to replace maturing liabilities and to access the capital markets to meet liquidity needs, which could have a material adverse effect on the Company’s financial condition and results of operations. There is no assurance that the Company’s products and services will be accepted in the marketplace. To date, inflationary pressures have not had a material impact on the Company’s financial condition and results of operations, and we have not developed any plans or taken any action to mitigate such inflationary pressures. However, there is no assurance the inflationary pressures will not have a material effect on the Company’s financial condition and results of operations in the future. If inflationary pressures begin to have a material effect on the Company in the future, we may or may not develop plans to mitigate those pressures.

Our business may be impacted by political, trade or regulatory developments in the jurisdictions in which we sell our products.

Significant political, trade, or regulatory developments in the jurisdictions in which we sell our products, such as those stemming from the change in U.S. federal administration, are difficult to predict and may have a material adverse effect on us. Similarly, changes in U.S. federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations. For example, in March 2025, the U.S. initially imposed a 25% tariff on imports from Canada and Mexico and imposed a 20% tariff on imports from China. The U.S. largely reversed course and goods eligible for treatment under the 2020 United States-Mexico-Canada Agreement (“USMCA”) can enter the U.S. tariff free until April 2, 2025. Historically, tariffs have led to increased trade and political tensions. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. In retaliation to the recent U.S. imposed tariffs, China imposed tariffs up to 15% on a wide array of U.S. farm exports, and Canada and Mexico have stated they will impose tariffs on the U.S. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. We import our SWOL Tequila from Mexico. We also sell our products in Canada. Any changes in political, trade, regulatory, and economic conditions, including U.S. trade policies, could have a material adverse effect on our financial condition, results of operations or our industry. The impact of these potential tariffs on our financial condition, results of operations or industry, if any, is subject to a number of factors that are not yet known, including any countermeasures that the target countries may take in response to such tariffs.

In light of these uncertainties, we can provide no assurance that any mitigating actions that may become available to us, such as our ability to pass along some or all of the costs of any tariffs to some or all of our customers, will be successful.

Risks Related to Government Regulation and Being a Public Company

We will face growing regulatory and compliance requirements which can be costly and time consuming.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyberattacks and will increasingly impact organizations like our company. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation, such as the European Union’s General Data Protection Regulation, with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, has elevated this topic from the IT organization to the executive and board level. We may need to spend additional time and money ensuring we will meet future regulatory requirements.

We may be deemed a “controlled company” as defined in the Nasdaq rules, and in that event, we will be able to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.

Following the completion of this offering, LQR will be able to exercise voting control with respect to an aggregate of                  shares of our Common Stock, representing approximately                  % of the total voting power of our outstanding capital stock (or approximately                  % of the total voting power of our outstanding capital stock if the underwriters exercise the over-allotment option to purchase additional shares of our Common Stock). Accordingly, our LQR will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors.

If LQR controls a majority of our outstanding voting power, and we will be a “controlled company” under the corporate governance rules for Nasdaq-listed companies and we may elect not to comply with certain corporate governance standards, such as the requirement that our Board has a compensation committee and nominating and corporate governance committee composed entirely of independent directors.

Our business could be negatively impacted by changes in the U.S. political environment.

There is significant ongoing uncertainty with respect to potential legislation, regulation and government policy at the federal, state and local levels in the United States. Such uncertainty and any material changes in such legislation, regulation and government policy could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals that might materially impact us include, but are not limited to, changes to liability rules for data privacy regulations, import and export regulations, income tax regulations and the U.S. federal tax code and public company reporting requirements, immigration policies and enforcement, healthcare law, minimum wage laws, climate and energy policies, foreign trade and relations with foreign governments, and pandemic response. To the extent changes in the political environment have a negative impact on us or on our customers, our markets, our business, results of operation and financial condition could be materially and adversely impacted in the future.

Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our customers, suppliers and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals, and at times regulators, credit reporting agencies and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended, or the CCPA, among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. Effective January 1, 2023, we became subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the California Consumer Privacy Act, and Virginia’s Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we became subject to the Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we will also become subject to the Utah Consumer Privacy Act, regarding business handling of consumers’ personal data. Meanwhile, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

Outside of the U.S., data protection laws, including the EU General Data Protection Regulation, or the GDPR, also might apply to some of our operations or business collaborators. Legal requirements in these countries relating to the collection, storage, processing and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of 20 million Euros or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

Our business could be affected by new governmental regulations regarding the Internet.

To date, government regulations have not materially restricted the use of the Internet in most parts of the world. However, the legal and regulatory environment relating to the Internet is uncertain, and governments may impose regulation in the future. New laws may be passed, courts may issue decisions affecting the Internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the Internet or regulatory agencies may begin to more rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. The adoption of any new laws or regulations, or the narrowing of any safe harbors, could hinder growth in the use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business or prevent us from delivering our services over the Internet or in specific jurisdictions, which could harm our business and our results of operations.

Changes in laws and government regulations to which we are currently subject, including changes to the method or approach of enforcement, may increase our costs or limit our ability to market our alcohol brands and the brands of our clients, which could adversely affect our operating results and business.

A complex multi-jurisdictional regime governs alcoholic beverage manufacturing, distribution, sales, and marketing in the United States. The alcoholic beverages industry in which we operate is subject to extensive regulation by the TTB (and other federal agencies), each state’s liquor authority, and potentially local authorities depending on location. These regulations and laws dictate such matters as licensing requirements, production, importation, ownership restrictions, trade, and pricing practices, permitted distribution channels, delivery, and prohibitions on sales to minors, permitted, and required labeling, and advertising and relations with wholesalers and retailers. These laws, regulations and licensing requirements may, and sometimes are, interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other legal mandates or with the Company’s business practices. Further, these laws, rules, regulations, and interpretations are constantly changing because of litigation, legislation, and agency priorities, and could result in increased regulation. The Company’s actual or asserted non-compliance with any such law, regulation or requirement could expose us to investigations, claims, litigation, injunctive proceedings and other criminal or civil proceedings by private parties and regulatory authorities, as well as license suspension, license revocation, substantial fines, and negative publicity, any of which could adversely affect our results of operations, financial condition, and business.

Government laws and regulations may result in increased production and sales costs, including an increase on the applicable tax in various state, federal and foreign jurisdictions in which we do business. The amount of alcohol that CWS can sell directly to consumers over the internet is regulated, and in certain states CWS is not allowed to sell alcohol directly to consumers at all. Changes in these laws and regulations that tighten current rules could have an adverse impact on sales or increase costs to produce, market, package or sell alcohol. Changes in regulation that require significant additional source data for registration and sale, in the labelling or warning requirements, or limitations on the permissibility of any component, condition or ingredient, in the places in which our alcohol can be legally sold could inhibit sales of affected products in those markets.

The alcohol industry, and the ‘sale’ of alcohol online, is subject to extensive regulation by a number of federal, state, and local authorities. These regulations and laws dictate such matters as trade and pricing practices, permitted distribution channels, permitted and required labeling, and advertising. New or updated regulations, requirements or licenses, particularly changes that impact our ability to sell direct to customer and/or retain accounts in the states in which it operates, or new or increased excise taxes, income taxes, sales taxes or international tariffs, could have an indirect, material adverse effect on our financial condition or results of operations. From time to time, states consider proposals to increase state alcohol excise taxes. New or revised regulations or increased licensing fees, requirements or taxes could have an indirect, material adverse effect on our business, financial condition, and results of operations.

The requirements of being a public company may strain our resources.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. Management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results.

The Exchange Act requires that our company file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. In addition, establishing the corporate infrastructure necessary for operating a public company may divert our management’s attention from implementing our growth strategy, which could delay or slow the implementation of our business strategies, and in turn negatively impact our company’s financial condition and results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Our current internal controls and any new controls that we develop may become inadequate because of changes in conditions in our business or changes in the applicable laws, regulations and standards. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results, cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods or adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Common Stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq in the future.

Industry and other market data used in this prospectus or in periodic reports that we may in the future file with the SEC, including those undertaken by us or our engaged consultants, may not prove to be representative of current and future market conditions or future results.

This prospectus includes or refers to, and periodic reports that we may in the future file with the SEC may include or refer to, statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties and surveys and studies that we undertook ourselves regarding the market potential for our current products. Although we believe that such information has been obtained from reliable sources, the sources of such data have not guaranteed the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. The results of this data represent various methodologies, assumptions, research, analysis, projections, estimates, composition of respondent pool, presentation of data and adjustments, each of which may ultimately prove to be incorrect, and cause actual results and market viability to differ materially from those presented in any such report or other materials.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank Corp., or Signature, and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although we are not a borrower under or party to any material letter of credit or any other such instruments with SVB, Signature or any other financial institution currently in receivership, if we enter into any such instruments and any of our lenders or counterparties to such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our partners, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to credit agreements and arrangements with these financial institutions, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of these financial institutions and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008 - 2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program.

Our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, any financial institutions with which we enter into credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These risks include, but may not be limited to, the following:

●	delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

●	inability to enter into credit facilities or other working capital resources;

●	potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements; or

●	termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses or other obligations, financial or otherwise, result in breaches of our financial and/or contractual obligations, or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

Any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our partners, vendors or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a partner may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a vendor or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. The bankruptcy or insolvency of any partner, vendor or supplier, or the failure of any partner to make payments when due, or any breach or default by a partner, vendor or supplier, or the loss of any significant supplier relationships, could cause us to suffer material losses and may have a material adverse impact on our business.

Risks Related to This Offering and Ownership of Our Common Stock

Our stock price may be volatile, and purchasers of our Common Stock could incur substantial losses.

The stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies, particularly following a public offering of a company with a small public float. There is the potential for rapid and substantial price volatility of our Common Stock following this offering. Broad market factors may seriously harm the market price of our Common Stock, regardless of our actual or expected operating performance and financial condition or prospects, which may make it difficult for investors to assess the rapidly changing value of our Common Stock. Additionally, the price and volume of our Common Stock may fluctuate significantly as a result of the following factors:

●	quarterly variations in our operating results compared to market expectations;

●	adverse publicity about us, the industries we participate in or individual scandals;

●	announcements of new offerings or significant price reductions by us or our competitors;

●	fluctuations in stock market prices and volumes;

●	changes in senior management or key personnel;

●	changes in financial estimates by securities analysts;

●	the market’s reaction to our reduced disclosure as a result of being an “emerging growth company” under the JOBS Act;

●	negative earnings or other announcements by us or our competitors;

●	defaults on indebtedness, incurrence of additional indebtedness, or issuances of additional capital stock;

●	global economic, legal and regulatory factors unrelated to our performance; and

●	the other factors listed in this “Risk Factors” section.

Volatility in the market price of our Common Stock may prevent investors from being able to sell their shares at or above the initial public offering price. As a result, you may suffer a loss on your investment.

Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Common Stock may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Common Stock.

In addition to the risks addressed above under “- Our stock price may be volatile, and purchasers of our Common Stock could incur substantial losses,” our Common Stock may be subject to rapid and substantial price volatility. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few stockholders have on the price of our stock, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Common Stock may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Stock. In addition, investors of shares of our Common Stock may experience losses, which may be material, if the price of our Common Stock declines after this offering or if such investors purchase shares of our Common Stock prior to any price decline.

We will be listed on The Nasdaq Capital Market. If we are unable to maintain listing of our securities on Nasdaq or any stock exchange, our stock price could be adversely affected and the liquidity of our stock and our ability to obtain financing could be impaired and it may be more difficult for our stockholders to sell their securities.

Although our Common Stock is currently listed on The Nasdaq Capital Market, we may not be able to continue to meet the exchange’s minimum listing requirements or those of any other national exchange. If we are unable to maintain listing on Nasdaq or if a liquid market for our Common Stock does not develop or is sustained, our Common Stock may remain thinly traded.

The listing rules of Nasdaq require listing issuers to comply with certain standards in order to remain listed on its exchange. If, for any reason, we should fail to maintain compliance with these listing standards and Nasdaq should delist our securities from trading on its exchange and we are unable to obtain listing on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our stockholders:

●	the liquidity of our Common Stock;

●	the market price of our Common Stock;

●	our ability to obtain financing for the continuation of our operations;

●	the number of institutional and general investors that will consider investing in our Common Stock;

●	the number of investors in general that will consider investing in our Common Stock;

●	the number of market makers in our Common Stock;

●	the availability of information concerning the trading prices and volume of our Common Stock; and

●	the number of broker-dealers willing to execute trades in shares of our Common Stock.

We may not be able to maintain the listing of our common stock on Nasdaq, which could adversely affect our liquidity and the trading volume and market price of our Common Stock and decrease or eliminate your investment.

Nasdaq requires listing issuers to comply with certain standards in order to remain listed on its exchange. If, for any reason, Nasdaq should delist our securities from trading on its exchange and we are unable to obtain listing on another reputable national securities exchange, a reduction in some or all of the following may occur, each of which could materially adversely affect our stockholders.

Any delisting determination by Nasdaq could seriously decrease or eliminate the value of an investment in our Common Stock and other securities linked to our common stock. While a listing on an over-the-counter exchange could maintain some degree of a market in our common stock, we could face substantial material adverse consequences, including, but not limited to, the following: limited availability for market quotations for our common stock; reduced liquidity with respect to and decreased trading prices of our common stock; a determination that shares of our common stock are “penny stock” under the Securities and Exchange Commission rules, subjecting brokers trading our common stock to more stringent rules on disclosure and the class of investors to which the broker may sell the common stock; limited news and analyst coverage for our Company, in part due to the “penny stock” rules; decreased ability to issue additional securities or obtain additional financing in the future; and potential breaches under or terminations of our agreements with current or prospective large stockholders, strategic investors and banks. The perception among investors that we are at heightened risk of delisting could also negatively affect the market price of our securities and trading volume of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our Common Stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Common Stock or publishes inaccurate or unfavorable research about our business, the market price for our Common Stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Common Stock to decline.

As the initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase shares in this offering, you will pay more for your shares of Common Stock than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in pro forma net tangible book value per share in relation to the price that you paid for your shares. The dilution as a result of the offering will be $                per share to new investors purchasing our shares in this offering and if the underwriters exercise the over-allotment option in full, $                per share. In addition, you will experience further dilution to the extent that our shares are issued upon the vesting of restricted stock or exercise of stock options under any stock incentive plans. All of the shares issuable under our stock incentive plans will be issued at a purchase price on a per share basis that is equal or less than the assumed public offering price per share in this offering. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon completion of this offering.

We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.

The Company’s management will have substantial discretion in applying the net proceeds to be received by the Company. See “Use of Proceeds” for a description of how we plan to apply the net proceeds. However, based on unforeseen technical, commercial, or regulatory issues, we could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that the Company will utilize the net proceeds in a manner that enhances the value of the Company. If the Company fails to spend the proceeds effectively, the Company’s business and financial condition could be harmed, and there may be the need to seek additional financing sooner than expected.

We have never paid cash dividends on our stock and do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on any class of our stock to date, and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our Common Stock. Accordingly, investors must be prepared to rely on sales of their Common Stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our Common Stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Raising additional capital may cause dilution to our stockholders, including purchasers of Common Stock in this offering or restrict our operations.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity and/or debt financing and collaborations, licensing agreements or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a stockholder.

To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends.

We may issue additional debt and equity securities, which are senior to our Common Stock as to distributions and in liquidation, which could materially adversely affect the market price of our Common Stock.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distribution to our stockholders. In addition, any additional preferred stock, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our stockholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Common Stock and diluting your interest in our company.

Enforcing legal liability against certain members of our Board and our senior management might be difficult.

Although we are organized under the laws of the State of Nevada and investors are able to effect service of process in the United States upon us, some of the members of our board of directors and some members of our senior management reside outside of the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may not be possible to serve process on these directors and certain members of our senior management in the United States or to enforce court judgments obtained in the United States against these individuals based on the civil liability provisions of the U.S. federal or state securities laws. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable outside the United States.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our stockholders could receive less information than they might expect to receive from more mature public companies.

We will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter, we would cease to be an emerging growth company as of that date.

Because we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our stockholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our Common Stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our Common Stock.

We are a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

●	in the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero or whose public float was less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we will not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we will provide only two years of financial statements; and we need not provide the table of selected financial data. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our Common Stock less attractive to potential investors, which could make it more difficult for our stockholders to sell their shares.

As a “smaller reporting company,” we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public stockholders.

Under Nasdaq rules, a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, is not subject to certain corporate governance requirements otherwise applicable to companies listed on Nasdaq. For example, a smaller reporting company is exempt from the requirement of having a compensation committee composed solely of directors meeting certain enhanced independence standards, as long as the compensation committee has at least two members who do meet such standards. Although we do not currently rely on any of these exemptions, we may elect to rely on any or all of these exemptions in the future. By electing to utilize any such exemptions, our company may be subject to greater risks of poor corporate governance, poorer management decision-making processes, and reduced results of operations from problems in our corporate organization. Consequently, our stock price may suffer, and there is no assurance that we will be able to continue to meet all continuing listing requirements of Nasdaq from which we will not be exempt, including minimum stock price requirements.

Future sales of substantial amounts of our Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock, either by us or by our existing stockholders, or the possibility that such sales could occur, could adversely affect the market price of our Common Stock.

Future sales in the public market of shares of our Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock, shares held by our existing stockholders or shares issued upon exercise of our outstanding stock options or warrants, or the perception by the market that these sales could occur, could lower the market price of our Common Stock or make it difficult for us to raise additional capital.

Risks Related to our Separation from LQR

The separation may not be successful.

Upon completion of this offering, we will be a stand-alone public company, although LQR will continue to be the largest shareholders of ours. We cannot guarantee that we will be successful in listing our Common Stock on Nasdaq. However, the consummation of this offering is contingent on final approval by Nasdaq. We will not consummate this offering unless our Common Stock is so listed.

The process of becoming a stand-alone public company may distract our management from focusing on our business and strategic priorities. Further, although we expect to have direct access to the debt and equity capital markets following this offering, we may not be able to issue debt or equity on terms acceptable to us or at all. Moreover, even with equity compensation tied to our business, we may not be able to attract and retain employees as desired.

We also may not fully realize the intended benefits of being a stand-alone public company if any of the risks identified in this “Risk Factors” section, or other events, were to occur. These intended benefits include improving the strategic and operational flexibility of both companies, increasing the focus of the management teams on their respective business operations, allowing each company to adopt the capital structure, investment policy and dividend policy best suited to its financial profile and business needs and providing each company with its own equity currency to facilitate acquisitions and to better incentivize management. See the section titled “Certain Relationships and Related Party Transactions—Relationship with LQR and its Affiliates.” If we do not realize these intended benefits for any reason, our business may be negatively affected. In addition, the separation could materially adversely affect our business, results of operations and financial condition.

As long as LQR and its affiliates own a significant number of shares of Common Stock, your ability to influence matters requiring stockholder approval will be limited.

After this offering, LQR and its affiliates will own             shares of our Common Stock, representing approximately                 % of the outstanding shares of our Common Stock (or               % if the underwriters exercise their option to purchase additional shares in full), at an assumed public offering price of $                 per share, which is the midpoint of the price range set forth in the cover page of this prospectus. For so long as LQR and its affiliates beneficially owns such a significant portion of our outstanding Common Stock, LQR will have the ability to substantially impact the passing of matters requiring shareholder approval. See the section titled “Directors.”

LQR’s interests may conflict with our interests and the interests of our other stockholders. Conflicts of interest between us and LQR could be resolved in a manner unfavorable to us and our other stockholders.

Various conflicts of interest between us and LQR could arise. Ownership interests of our directors and officers in LQR capital stock, or service by an individual as either a director and/or officer of both companies, could create or appear to create potential conflicts of interest when such individuals are faced with decisions relating to us. These decisions could include:

●	corporate opportunities;

●	the impact that operating or capital decisions (including the incurrence of indebtedness) relating to our business may have on LQR’s consolidated financial statements and/or current or future indebtedness (including related covenants);

●	business combinations involving us;

●	our dividend and stock repurchase policies;

●	compensation and benefit programs and other human resources policy decisions;

●	management stock ownership;

●	decisions involving the Distribution Agreement relating to the separation;

●	the payment of dividends on our Common Stock; and

●	determinations with respect to our tax returns.

Potential conflicts of interest could also arise if we decide to enter into new commercial arrangements with LQR in the future or in connection with LQR’s desire to enter into new commercial arrangements with third parties. Additionally, LQR may be constrained by the terms of agreements relating to its indebtedness from taking actions, or permitting us to take actions that may be in our best interest.

Furthermore, disputes may arise between us and LQR relating to our past and ongoing relationships, and these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:

●	tax, employee benefit and other matters arising from the separation;

●	the nature, quality and pricing of services LQR agrees to provide to us; and

●	sales and other disposals by LQR of all or a portion of its ownership interest in us through its affiliates.

We will have a general policy that all material transactions with a related party, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by our audit committee of the Board (“Audit Committee”) and its independent members, who will determine whether such transactions or proposals are fair and reasonable to LQR and its stockholders. In general, potential related-party transactions will be identified by our management and discussed with our Audit Committee at its meetings.

However, we may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated third party. While we are substantially controlled by LQR as of the date of this prospectus, we may not have the leverage to negotiate amendments to our various agreements with LQR (if any are required) on terms as favorable to us as those we would negotiate with an unaffiliated third party.

We have no operating history as a stand-alone public company, and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical financial information we have included in this prospectus does not reflect, and the carve out financial information included in this prospectus may not reflect, what our financial condition, results of operations or cash flows would have been had we been a stand-alone entity during the historical periods presented, or what our financial condition, results of operations or cash flows will be in the future as an independent entity.

The carve out financial information included in this prospectus includes adjustments based upon available information we believe to be reasonable. However, the assumptions may change and actual results may differ. In addition, we have not made pro forma adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our transition to becoming a public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company. For additional information about the basis of presentation of our pro forma financial information and historical financial information included in this prospectus, see the section titled “Financial Statements.”

If LQR experiences a change in control, our current plans and strategies could be subject to change.

As long as LQR has substantial control over us, it will have significant influence over our plans and strategies, including strategies relating to marketing and growth. In the event LQR experiences a change in control, a new LQR owner may attempt to cause us to revise or change our plans and strategies, as well as the agreements between LQR and us, described in this prospectus.

Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our shared services and other intercompany agreements with LQR.

As a part of LQR, we relied on administrative and other resources of LQR, including information technology, accounting, finance, human resources and legal services, to operate our business. In connection with this offering, we entered into an agreement with LQR to retain the ability for specified periods to use certain of these LQR resources. See the section titled “Certain Relationships and Related Party Transactions.” These services may not be provided at the same level as when we were a business segment within LQR, and we may not be able to obtain the same benefits that we received prior to this offering. These services may not be sufficient to meet our needs, and after our agreements with LQR expire (which will generally occur within 12 months following the completion of this offering), we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have with LQR. We will need to create our own administrative and other support systems or contract with third parties to replace LQR’s systems. In addition, we have received informal support from LQR which may not be addressed in and the level of this informal support may diminish as we become a more independent company. Any failure or significant downtime in our own administrative systems or in LQR’s administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our ability to introduce new products and services;

●	our ability to obtain additional funding to develop additional products, services and offerings;

●	compliance with obligations under intellectual property licenses with third parties;

●	market acceptance of our new offerings;

●	competition from existing online offerings or new offerings that may emerge;

●	our ability to establish or maintain collaborations, licensing or other arrangements;

●	our ability and third parties’ abilities to protect intellectual property rights;

●	our ability to adequately support future growth;

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	growth of and competition trends in our industry;

●	the accuracy and completeness of the data underlying our or third-party sources’ industry and market analyses and projections;

●	our expectations regarding demand for, and market acceptance of, our products and services;

●	our expectations regarding our relationships with investors, institutional funding partners and other parties with whom we collaborate;

●	our expectation regarding the use of proceeds from this offering;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of our Common Stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $               million, assuming that the Common Stock to be sold in this offering are sold at $               per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase additional Common Stock in full, we estimate our net proceeds will be approximately $               million. We currently intend to use the net proceeds of this offering for expansion of our business and general corporate purposes, including for:

1.	Sales, Marketing and Brand Development: An estimated $ , which represents % of the net proceeds, will be directed toward strategic investments to build brand awareness, drive sales, and establish a strong national presence for SWOL Tequila. The brand, while benefiting from exposure via LQR House’s influencer network, currently lacks broader consumer recognition and on-the-ground market penetration. The following planned initiatives are aimed at addressing these gaps and positioning the company for long-term success.

2.	Public Relations and Event Placement: An estimated $ , which represents % of the net proceeds will be directed towards increasing visibility beyond digital marketing, particularly in key cultural moments and regional events that shape consumer preferences.

3.	Event Sponsorships and Brand Activations: An estimated $ , which represents % of the net proceeds will be directed towards introducing the product in immersive, controlled environments that allow for storytelling, consumer education, and direct sampling (“liquid-to-lips”). This budget will support venue costs, event production, product inventory, staffing, and promotional materials. Events may range from exclusive industry dinners to larger public-facing brand activations, depending on market strategy and seasonal opportunities. Each event is carefully selected to reinforce SWOL’s brand identity and maximize exposure to its target demographic of trend-conscious, culturally engaged consumers.

4.	General Corporate: An estimated $ , which represents % of the net proceeds will be directed towards general corporate expenses of the Company, including payment of compensation to officers, consultants and advisors.

A $1.00 increase (decrease) in the assumed initial public offering price of $               per share would increase (decrease) the net proceeds to us from this offering by $               million, assuming the expected number of Common Stock to be sold by us in this initial public offering remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We may also increase or decrease the number of Common Stock we are offering. Each increase (decrease) of 1,000,000 shares in the number of Common Stock offered by us would increase (decrease) the net proceeds to us by approximately $               million, assuming that the assumed initial public offering price of $               per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Use of Net Proceeds
Sales, Marketing, and Brand Development	$
Public Relations and Event Placement	$
Event Sponsorships and Brand Activations	$
General Working Capital	$
Total	$

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this initial public offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends to holders of our capital stock. We currently intend to retain future earnings to finance the operation and expansion of our business. We do not anticipate paying any dividends on our Common Stock in the foreseeable future. As a result, you will need to sell your Common Stock to receive any income or realize a return on your investment. You may not be able to sell your Common Stock at or above the price you paid for them.

Any future determination to pay dividends will be at the discretion of our board of directors. If we do commence the payment of dividends in the future, there can be no assurance that we will continue to pay any dividend. Our board of directors is free to change our dividend policy at any time, including to increase, decrease or eliminate our dividend. The board will base its decisions on, among other things, general business conditions, our results of operations, financial condition, cash requirements, prospects, contractual, legal and regulatory restrictions regarding dividend payments by our subsidiaries and any other factors the board may consider relevant. No assurance is given that we will pay any dividends to holders of our capital stock or as to the amount of any such dividends if our board of directors determines to do so. See also “Risk Factors - We have never paid cash dividends on our stock and do not intend to pay dividends for the foreseeable future.”

CAPITALIZATION

The following table sets forth our capitalization as of               , 2025:

●	on an actual basis;

●	on a pro forma basis to reflect the issuance of shares of Common Stock to LQR in connection with the contribution of the Business pursuant to the Contribution Agreement and other related agreements, subsequent to , 2025;

●	on a pro forma basis to reflect the sale of shares of Common Stock in connection with the Offering contemplated herein.

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the public offering price of our Common Stock and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	, 2025
	Actual			Pro Forma		Pro Forma As Adjusted (1)
Cash and cash equivalents	$			$		$
Preferred stock, $0.001 par value, 10,000,000 shares authorized, shares issued and outstanding, actual, shares issued and outstanding, pro forma, and shares issued and outstanding, pro forma as adjusted
Common stock, $0.001 par value, 990,000,000 shares authorized, shares issued and outstanding, actual, shares issued and outstanding, pro forma, and shares issued and outstanding, pro forma as adjusted
Additional paid-in capital
Accumulated deficit			)		)		)
Total stockholders’ equity		223,751
Total capitalization		$223,751		$		$

(1)	Does not include: shares of Common Stock issuable upon the underwriters’ exercise of the over-allotment option in full.

Each $1.00 increase (decrease) in the assumed initial public offering price of $               per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total equity by approximately $              , assuming that the number of Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

We may also increase or decrease the number of shares of Common Stock we are offering. Each increase (decrease) of 1,000,000 shares of Common Stock in the number of shares of Common Stock offered by us would increase (decrease) total equity by approximately $              , assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

DILUTION

If you invest in our Common Stock, your ownership interest will be diluted to the extent that the initial public offering price per share of Common Stock exceeds the tangible book value per share of our Common Stock immediately following this offering.

The historical net tangible book value of our Common Stock as of             , 2025 was $           or approximately $            per share. Historical net tangible book value per share of our Common Stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of our Common Stock outstanding as of that date.

After giving effect to the issuance of shares pursuant to the Contribution Agreement, our pro forma net tangible book value as of             , 2025 would have been $          , 2025 or approximately $ per share of our Common Stock.

After giving effect to the pro forma adjustments set forth above and the sale and issuance of shares of Common Stock in this offering at an assumed initial public offering price of $ per share of Common Stock, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of         , 2025 would have been $    million, or $    per share. This represents an immediate increase in pro forma net tangible book value of $ per share of Common Stock to our existing stockholder, LQR, and an immediate dilution of $ per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial price to public per share		$
Historical net tangible book value (deficit) per share as of , 2025	$
Increase in net tangible book value per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of , 2025(1)
Increase in pro forma net tangible book value per share after giving effect to the offering(2)

Pro forma as adjusted net tangible book value per share as of , 2025 after the offering(3)

Dilution per share to new investors		$

(1)	Determined by dividing the net tangible book value of the contributed tangible assets (total assets less intangible assets) less total liabilities by the total number of Common Stock to be issued to LQR in connection with the separation.

(2)	Represents the difference between pro forma as adjusted net tangible book value per ordinary share after this offering and pro forma net tangible book value per share of Common Stock as of , 2025.

(3)	Determined by dividing (i) pro forma as adjusted net tangible book value, which is our pro forma net tangible book value plus the cash proceeds of this offering at an assumed initial public offering price of $ per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, by (ii) the total number of our Common Stock to be outstanding following this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $ million, or approximately $ per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $ per share, assuming that the number of Common Stock offered by us remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of Common Stock we are offering. An increase of 1,000,000 in the number of shares of Common Stock offered by us would increase our pro forma as adjusted net tangible book value by approximately $ million, or $ per share, and decrease the dilution per share of Common Stock to investors participating in this offering by $ per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 shares of Common Stock in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $ million, or $ per share, and increase the dilution per share to investors participating in this offering by $ per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $ per ordinary share, the incremental increase in the pro forma net tangible book value per share to our existing stockholder, LQR, would be $ per share and the pro forma dilution to new investors participating in this offering would be $ per share.

The following table summarizes, on the pro forma as adjusted basis described above as of         , 2025, the differences between the number of shares of Common Stock purchased from us, the total consideration and the price per share paid by our existing stockholder, LQR, and by investors participating in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration (In thousands)				Weighted- Average Price
	Number	Percent		Amount		Percent		Per Share
LQR			%		$(1)		%	$
Investors participating in this offering			%				%
Total		100.0%		$			%	$

(1)	Represents the net tangible book value as of , 2025 of the tangible assets (total assets less intangible assets) less total liabilities contributed in connection with the Contribution Agreement.

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) total consideration paid by new investors by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis are intended as a review of significant factors affecting our financial condition and results of operations for the periods indicated. The discussion should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Registration Statement and the audited financial statements and the other information set forth in the Registration Statement. In addition to historical information, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors discussed herein and any other periodic reports filed and to be filed with the SEC.

Business Overview

Our Company, SWOL Holdings Inc., is currently a wholly owned subsidiary of LQR House Inc. (“LQR” or “LQR House”) (NASDAQ: YHC). SWOL Tequila is a limited-edition AnejoTequila made in exclusive batches of up to 10,000 bottles and represents the first installment under our “SWOL” trademarked alcohol branding. SWOL uses a proprietary extended aging process that allows the tequila to mature in barrels for a carefully calibrated duration. This longer, controlled aging timeline—developed in close collaboration with our distillery partners in Mexico, is what gives SWOL its distinctive depth, complexity, and smoothness. It is not a blend, but rather a single-origin Añejo that benefits from a unique and deliberate maturation strategy.This anejo was developed in close collaboration by us with the distillery which produces the tequila, and is the foundation of SWOL’s signature flavor profile. All marketing and branding for SWOL Tequila is led by our marketing team, which handles branding efforts from conceptualizing the bottle shape and size, to overseeing the design of the labels. We also work with the producers in Mexico on all product development, including the original SWOL Añejo and the additions of Peach and Cristalino.

“SWOL” is a trademark, bearing application number 2345291 and bearing registration number 2141431, that was granted by the Mexican Institute of Industrial Property (“IMPI”) which was purchased by LQR House pursuant to an asset purchase agreement, dated March 19, 2021. On                 , 2025, we have entered into a Contribution Agreement (the ‘Contribution Agreement”) with LQR. Among other things, the Contribution Agreement provides that all assets, properties and rights, whether tangible or intangible, personal or mixed, accrued, unaccrued or contingent (including goodwill), wherever located and whether now existing or hereafter acquired prior to the Closing Date, related to, used or held for use in connection with the business of producing, marketing and distributing a limited-edition Anejo Tequila under the “SWOL” trademark (the “Business”).

SWOL Holdings does not directly produce, import, or distribute SWOL Tequila. The Company operates under a purchase order (“PO”)-based model. When the Company receives a PO from a distributor, it places a corresponding production order with its manufacturing partner in Mexico.

Tequila production in Mexico is strictly regulated to preserve its authenticity and quality. The Consejo Regulador del Tequila (CRT) is the regulatory body sets the official standards for tequila production, including the requirement that tequila must be produced  using blue agave (Agave tequilana Weber) grown in specific regions of Mexico and is responsible for certifying compliance with these standards. The Norma Oficial Mexicana (NOM) which is a four-digit code is assigned to each distillery and printed on the back of each bottle indicates that the CRT considers such standards as having been met. SWOL Tequila is produced in Mexico through an agreement with a certified tequila distillery, Casa Cava de Oro S.A. The production process adheres to NOM standards, ensuring that SWOL Tequila is authentic and meets all regulatory requirements. SWOL Tequila’s bottles accordingly show the NOM number of 1477.

In California, Country Wine & Spirits Inc (“Country Wine & Spirits”) acts as a purchasing party. To legally import SWOL Tequila, they work with Rilo Import & Export, a licensed California importer (“Rilo”). Rilo handles all necessary compliance and logistics related to importing SWOL Tequila into California. Once the tequila clears customs, it is delivered to Country Wine & Spirits, which then manages retail distribution through its retail stores and partners. Once SWOL Tequila arrives at the Country Wine & Spirits warehouse, it becomes available for sale on CWSpirits.com, the e-commerce platform owned and operated by LQR House, for which Country Wine & Spirits is the distribution partner. This process strictly adheres to the U.S. three-tier alcohol distribution system, which requires separation between producers, distributors/importers, and retailers.

In Canada, the Company has established a partnership with Of The Earth Distribution (OTE) to navigate the complex regulatory landscape in Canada. Currently, OTE has secured approval from the Liquor Control Board of Ontario (LCBO) to import SWOL Tequila into Ontario. LCBO regulates all alcohol sales in the province of Ontario and offers two primary sales channels: wholesale to licensed establishments and direct-to-consumer through its retail stores. The product is stored in LCBO warehouses and distributed through OTE’s network upon arrival. OTE sells SWOL Tequila to licensed restaurants and bars across Ontario through the appropriate regulatory channels. However, the product is not yet available for sale in LCBO retail stores. At this time, the Company and OTE are not contemplating entering retail stores and are focusing on OTE selling SWOL Tequila to licenses restaurants and bars only. SWOL Holdings does not directly engage with the regulatory processes, and OTE manages the importation and sales, ensuring compliance with provincial regulations.

The Company has also received a significant purchase order from Access Fulfillment Ltd, a company based in the United Kingdom (“Access Fulfillment”), which allows for Access Fulfillment to distribute SWOL Tequila in the UK, but SWOL Tequila has not yet been shipped to the United Kingdom. As per our current purchase order with Access Fulfillment, they will pay us 180 pound sterlings per case of SWOL Tequila (approximately $245), with each case having six bottles. Access Fulfillment has yet not requested delivery of the order from the Company, which will be on FOB basis, and a delivery date has not been set.

SWOL Tequila also seeks to benefit from relationships established through OTE in key international markets such as Thailand, and Greece. However, as of now, there is no active business or confirmed purchase orders that have been executed from these regions. Expanding into these markets remains a strategic objective, with ongoing efforts focused on converting existing relationships into commercial opportunities.

The Company is an early stage entity with little operating history. The Company has no cash as of March 31, 2025. Accordingly, in addition to the above, the Company’s primary operations as of the date of this prospectus:

●	Production oversight: Coordinating with certified tequila producers in Mexico to ensure product is manufactured in compliance with NOM standards and CRT regulations.

●	Packaging and compliance: Managing the sourcing and readiness of glass bottles and label materials; ensuring all label designs are reviewed and approved in accordance with relevant regulations.

●	Marketing and brand development: Leading all marketing and brand-building efforts, including digital strategy, promotional planning, and visual identity development, to drive product awareness in U.S. and international markets.

As of March 31, 2025, approximately 22,500 bottles of SWOL Tequilla were sold to date.

Upon receipt of the proceeds from this Offering, the Company expects to expand into Greece and Thailand markets, and other Canadian provinces market by the end of 2029. In addition the Company expects to be able to ship SWOL Tequila to the United Kingdom through Access Fulfillment by the end of 2027. However, the foregoing represents our current intentions based upon our present plans and business conditions. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, or we are unable to consummate our initial public offering or secure additional funding, our business plans may deviate significantly.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers and users or retain existing customers and users;

●	our ability to offer competitive pricing;

●	our ability to broaden product or service offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and maintain a network of influencers with a relevant audience;

●	our ability to attract and retain talented employees and contractors; and

●	market conditions and our market position.

Our Growth Strategies

The key elements of our strategy to expand our business include the following:

●	Collaborative Marketing. We intend to align and collaborate with celebrities and influencers with significant followings to enhance our online marketing presence and interest and awareness regarding SWOL. In addition, we intend to expand to products beyond just the alcohol, such as clothing merchandise and patches.

●	Expand Our Brand. We intend to continue expanding and developing our existing SWOL brand by purchasing and selling larger amounts of SWOL products to accelerate brand recognition and increasing our marketing presence. In addition, we are working on increasing our offerings to different blends such as reposado and blanco as well as seasonal flavors.

Results of Operations

Comparison of three months ended March 31,2025 and 2024

The following table sets forth key components of our results of operations during the three months ended March 31, 2025 and 2024.

	Three Months Ended
	March 31,
	2025	2024

Revenue	$49,920	$-
Revenue, related party	150,720
Total revenues	200,640

Cost of revenue	175,322	-
Gross profit	25,318	-

Operating expenses:
General and administrative	270,810	62,694
Sales and marketing	20,274	24,416
Total operating expenses	291,084	87,110

Loss from operations	(265,766)	(87,110)

Provision for income taxes	-	-
Net loss	$(265,766)	$(87,110)

Revenue

For the three months ended March 31, 2025 and 2024, revenues were $200,640 and $0, respectively. The increase in revenue in the current period reflects the Company’s product sales, including sales to its Canadian distributor and to CWS. In the first quarter of 2024, there were no batches completed and shipped.

Cost of revenue

For the three months ended March 31, 2025 and 2024, cost of revenues was $175,322 and $0, respectively. The increase in the cost of revenue was aligned with the higher revenues in 2025.

General and administrative

For the three months ended March 31, 2025 and 2024, general and administrative expenses were $270,810 and $62,694, respectively. The increase in general and administrative expenses was primarily due to $118,000 in management compensation as the agreements with the Chief Executive Officer and Chief Financial Officer were entered into in the first quarter of 2025. General and administrative expenses also increased due to the proportionate allocated expenses from LQR in 2025 as compared to 2024.

General and administrative expenses include costs related to the overall operation and administration of the Company’s business. These expenses consist of accounting fees, administrative expenses, consulting expenses, legal and professional expenses and other general overhead. A portion of the Company’s general and administrative expenses reflects allocated costs from LQR for shared services such as finance, legal, human resources, IT support, and other administrative functions.

Management believes the methodology and assumptions used in allocating shared expenses are reasonable and consistent with historical practices; however, the allocations do not necessarily reflect the amounts that would have been incurred by SWOL had it operated independently of LQR. As such, the financial statements may not be indicative of the financial position, results of operations, and cash flows that would have been achieved had SWOL operated as a standalone entity during the periods presented.

Sales and marketing

For the three months ended March 31, 2025 and 2024, sales and marketing expenses were $20,274 and $24,416, respectively. The decrease in the cost of sales and marketing was a result of the proportionate allocated expenses from LQR.

Sales and marketing expenses primarily consist of advertising and promotional costs and marketing consulting services. The Company’s sales and marketing expenses include allocated costs incurred by the parent entity, based on the allocation methodology noted above.

Net loss

Net loss for the three months ended March 31, 2025 and 2024 was $265,766 and $87,110, respectively, of which the increase was primarily a result of the higher general and administrative expenses in 2025, partially offset by the gross profit in 2025.

Comparison of Years ended December 31, 2024 and 2023

The following table sets forth key components of our results of operations during the year ended December 31,2024 and 2023.

	Year Ended
	December 31,
	2024	2023

Revenue	$2,845	$-
Revenue, related party	-	115,735
Total revenues	2,845	115,735

Cost of revenue	2,306	95,290
Gross profit	539	20,445

Operating expenses:
General and administrative	322,949	161,183
Sales and marketing	81,830	91,763
Total operating expenses	404,779	252,946

Loss from operations	(404,240)	(232,501)

Provision for income taxes	-	-
Net loss	$(404,240)	$(232,501)

Revenue

For the years ended December 31, 2024 and 2023, revenues were $2,845 and $115,735, respectively. In 2023, the Company sold multiple batches to CWS, and in 2024 SWOL sales were to its Canadian distributor. The decrease was primarily due to the Company preparing for a future production run and shifting distributors.

Cost of revenue

For the years ended December 31, 2024 and 2023, cost of revenues was $2,306 and $95,290, respectively. The decrease in the cost of revenue was a result of less revenues in 2024.

General and administrative

For the years ended December 31, 2024 and 2023, general and administrative expenses were $322,949 and $161,183, respectively. The increase in general and administrative expenses was a result of proportionate allocated expenses from LQR in 2024 as compared to 2023.

General and administrative expenses include costs related to the overall operation and administration of the Company’s business. These expenses consist of accounting fees, administrative expenses, consulting expenses, legal and professional expenses and other general overhead. A portion of the Company’s general and administrative expenses reflects allocated costs from LQR for shared services such as finance, legal, human resources, IT support, and other administrative functions.

Management believes the methodology and assumptions used in allocating shared expenses are reasonable and consistent with historical practices; however, the allocations do not necessarily reflect the amounts that would have been incurred by SWOL had it operated independently of LQR. As such, the financial statements may not be indicative of the financial position, results of operations, and cash flows that would have been achieved had SWOL operated as a standalone entity during the periods presented.

Sales and marketing

For the years ended December 31, 2024 and 2023, sales and marketing expenses were $81,830 and $91,763, respectively.

Sales and marketing expenses primarily consist of advertising and promotional costs and marketing consulting services. The Company’s sales and marketing expenses include allocated costs incurred by the parent entity, based on the allocation methodology noted above.

Net loss

Net loss for the years ended December 31, 2024 and 2023 was $404,240 and $232,501, respectively, of which the increase was primarily a result of higher allocated operating expense and less revenue.

Liquidity and Cash Flows

Cash Flows

The following is a summary of cash flow activities:

	Three Months Ended		Year Ended
	March 31,		December 31,
	2025	2024	2024	2023
Net cash used in operating activities	$(189,343)	$(87,110)	$(588,679)	$(133,126)
Net cash provided by financing activities	$189,343	$87,110	$588,679	$133,126
Net change in cash and cash equivalents	$-	$-	$-	$-

During the three months ended March 31, 2025 and 2024, cash used in operating activities was $189,343 and $87,110, respectively, primarily driven by the Company’s net losses. During the three months ended March 31, 2025 and 2024, net cash provided by financing activities was $189,343 and $87,110, respectively, which consisted of the increase in net parent investment. The Company had no cash as of March 31, 2025 and December 31, 2024.

During 2024 and 2023, cash used in operating activities was $588,679 and $133,126, respectively, primarily driven by the Company’s net losses. During 2024 and 2023, net cash provided by financing activities was $588,679 and $133,126, respectively, which consisted of the increase in net parent investment. The Company had no cash as of December 31, 2024 or 2023.

Going Concern

The carve-out financial statements of SWOL reflect a net loss of $265,766 for the three months ended March 31, 2025. As a carve-out entity historically dependent on LQR for funding and operational support, SWOL’s ability to continue as a going concern is subject to substantial doubt due to several significant uncertainties.

As of March 31, 2025, SWOL had no cash or cash equivalents, which severely limits its ability to meet current operational expenses and financial obligations without obtaining additional funding. The Company’s continued operations depend heavily on securing sufficient external financing, including the completion of its planned initial public offering (IPO) and the successful deployment of the net proceeds. There can be no assurance that SWOL will be able to raise the necessary capital on terms acceptable to the Company or at all. Additionally, as a newly independent entity, SWOL must achieve its projected revenue growth targets to generate sufficient cash flows from operations; failure to do so would negatively impact its liquidity and financial position.

Historically dependent on LQR for operational support, SWOL will now need to operate as a standalone entity, which presents additional operational risks and uncertainties. If SWOL is unable to obtain adequate capital, it may be required to reduce or delay the scope of its planned development activities, which could materially and adversely affect its business, financial condition, and operating results. The accompanying financial statements have been prepared assuming that SWOL will continue as a going concern and do not include any adjustments that might result from the outcome of these uncertainties.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. We believe our most critical accounting policies and estimates relate to the following:

Revenue Recognition

In accordance with FASB ASC 606, Revenue from Contracts with Customers, the Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

In the carve-out financial statements, all revenue was derived from the sale of SWOL Tequila. Revenue from SWOL Tequila sales is recognized when the product is delivered to the United States and Canada, fulfilling the performance obligations. Under historical agreements, LQR is entitled to receive payment for all related cost incurred, plus an additional 20% for each bottle of SWOL Tequila sold to its related party distributor, Country Wine & Spirits (“CWS”), within the United States. Due to regulatory restrictions surrounding the delivery and custodianship of alcoholic beverages, CWS assumes ownership at the time of delivery, with no recourse or right of return.

Carve Out Financials

The accompanying carve-out financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and reflect the historical financial position, results of operations, and cash flows of the SWOL-branded tequila business (the “SWOL business”) as historically operated by LQR.

The statements represent a carve-out of the SWOL business from LQR’s consolidated financial statements and include only those assets, liabilities, revenues, and expenses that are (1) directly attributable to the SWOL business and (2) allocated from LQR for shared costs and services deemed integral to the operations of the business. See Note 3 for further detail on allocations from the parent entity.

SWOL Holdings Inc. was incorporated on January 22, 2025, as a wholly owned subsidiary of LQR in anticipation of a planned reorganization transaction. As of the dates presented in these financial statements, the Contribution Agreement pursuant to which LQR will transfer substantially all assets and liabilities related to the SWOL business to SWOL Holdings Inc. had not yet been executed. Accordingly, these financial statements do not reflect the legal entity SWOL Holdings Inc. as the owner of the business during the periods presented.

Upon execution, the contribution will be accounted for as a common-control transaction under ASC 805-50, and the net assets contributed will be recorded at LQR’s historical carrying amounts. The Company expects to file unaudited pro forma condensed consolidated financial information in accordance with Article 11 of Regulation S-X in a future amendment to its registration statement to reflect the effects of the contribution and related capital structure.

Assets and liabilities are allocated based on the intent to transfer ownership as part of the carve-out transaction and the Company holding legal title to the asset or bearing legal responsibility for the liability.

Certain operating expenses of LQR have been allocated to SWOL based on the proportion of SWOL’s normalized revenues relative to the total revenues of LQR House Inc., reflecting the estimated benefit derived from the parent’s operations.

Related Parties

Related parties are any entities or individuals that, through employment, ownership, or other means, possess the ability to direct or cause the direction of the management and policies of the Company. We disclose related party transactions that are outside of normal compensatory agreements, such as salaries. We follow ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

BUSINESS

Overview

Our Company, SWOL Holdings Inc., is currently a wholly owned subsidiary of LQR House Inc. (“LQR” or “LQR House”) (NASDAQ: YHC). SWOL Tequila is a limited-edition anejo Tequila made in exclusive batches of up to 10,000 bottles and represents the first installment under our “SWOL” trademarked alcohol branding. SWOL uses a proprietary extended aging process that allows the tequila to mature in barrels for a carefully calibrated duration. This longer, controlled aging timeline—developed in close collaboration with our distillery partners in Mexico—is what gives SWOL its distinctive depth, complexity, and smoothness. It is not a blend, but rather a single-origin Añejo that benefits from a unique and deliberate maturation strategy. This custom anejo was developed in close collaboration by us with the distillery which produces the tequila, and is the foundation of SWOL’s signature flavor profile. All marketing and branding for SWOL Tequila is led by our marketing team, which handles branding efforts from conceptualizing the bottle shape and size, to overseeing the design of the labels. We also work with the producers in Mexico on all product development, including the original SWOL Añejo and the additions of Peach and Cristalino.

“SWOL” is a trademark, bearing application number 2345291 and bearing registration number 2141431, that was granted by the Mexican Institute of Industrial Property (“IMPI”) which was purchased by LQR House pursuant to an asset purchase agreement, dated March 19, 2021. On                   , 2025, we entered into a Contribution Agreement (the “Contribution Agreement”) with LQR. Among other things, the Contribution Agreement provides that all assets, properties and rights, whether tangible or intangible, personal or mixed, accrued, unaccrued or contingent (including goodwill), wherever located and whether now existing or hereafter acquired prior to the Closing Date, related to, used or held for use in connection with the business of producing, marketing and distributing a limited-edition Anejo Tequila under the “SWOL” trademark (the “Business”).

SWOL Holdings does not directly produce, import, or distribute SWOL Tequila. The Company operates under a purchase order (“PO”)-based model. When the Company receives a PO from a distributor, itplaces a corresponding production order with its manufacturing partner in Mexico.

At this time, our primary customers include Country Wine & Spirits LLC  (“CWS”) and Of The Earth Distribution Corp. (“OTE”) CWS directly imports SWOL Tequila into the United States through  Rilo Import & Export (“Rilo”) and OTE imports directly to Canada pursuant to the Approval for Ontario Product Analysis by the Liquor Control Board of Ontario (LCBO) received by SWOL Tequila in 2024. In addition, we granted OTE the exclusive right to distribute, market, and sell SWOL Tequila products within Thailand and Greece until June 28, 2029. The Company has also received a significant purchase order from Access Fulfillment to distribute SWOL Tequila in the UK. Access Fulfillment has yet not requested delivery of the order from the Company, which will be on FOB basis, and a delivery date has not been set.

Operation of our Business

On, 2025, we entered into a Contribution Agreement (the ‘Contribution Agreement”) with LQR. Among other things, the Contribution Agreement provides that all assets, properties and rights, whether tangible or intangible, personal or mixed, accrued, unaccrued or contingent (including goodwill), wherever located and whether now existing or hereafter acquired prior to the Closing Date, related to, used or held for use in connection with the business of producing, marketing and distributing a limited-edition Anejo Tequila under the “SWOL” trademark (the “Business”).

Tequila production in Mexico is strictly regulated to preserve its authenticity and quality. The Consejo Regulador del Tequila (CRT) is the regulatory body sets the official standards for tequila production, including the requirement that tequila must be produced using blue agave (Agave tequilana Weber) grown in specific regions of Mexico and is responsible for certifying compliance with these standards. The Norma Oficial Mexicana (NOM) which is a four-digit code is assigned to each distillery and printed on the back of each bottle indicates that the CRT considers such standards as having been met. SWOL Tequila is produced in Mexico through an agreement with a certified tequila distillery, Casa Cava de Oro S.A. The production process adheres to NOM standards, ensuring that SWOL Tequila is authentic and meets all regulatory requirements. SWOL Tequila’s bottles accordingly show the NOM number of 1477.

SWOL Holdings does not directly produce, import, or distribute SWOL Tequila. The Company operates under a purchase order (“PO”)-based model. When the Company receives a PO from a distributor, it places a corresponding production order with its manufacturing partner in Mexico. A licensed importer is then used to facilitate the delivery of product to the distributor in accordance with U.S. alcohol import regulations.

In California, Country Wine & Spirits Inc (“Country Wine & Spirits”) acts as a purchasing party. To legally import SWOL Tequila, they work with Rilo Import & Export, a licensed California importer (“Rilo”). Rilo handles all necessary compliance and logistics related to importing SWOL Tequila into California. Once the tequila clears customs, it is delivered to Country Wine & Spirits, which then manages retail distribution through its retail stores and partners. Once SWOL Tequila arrives at the Country Wine & Spirits warehouse, it becomes available for sale on CWSpirits.com, the e-commerce platform owned and operated by LQR House, for which Country Wine & Spirits is the distribution partner. This process strictly adheres to the U.S. three-tier alcohol distribution system, which requires separation between producers, distributors/importers, and retailers.

In Canada, the Company has established a partnership with Of The Earth Distribution (OTE) to navigate the complex regulatory landscape in Canada. Currently, OTE has secured approval from the Liquor Control Board of Ontario (LCBO) to import SWOL Tequila into Ontario. LCBO regulates all alcohol sales in the province of Ontario and offers two primary sales channels: wholesale to licensed establishments and direct-to-consumer through its retail stores. The product is stored in LCBO warehouses and distributed through OTE’s network upon arrival. OTE sells SWOL Tequila to licensed restaurants and bars across Ontario through the appropriate regulatory channels. However, the product is not yet available for sale in LCBO retail stores. At this time, the Company and OTE are not contemplating entering retail stores and are focusing on OTE selling SWOL Tequila to licenses restaurants and bars only. SWOL Holdings does not directly engage with the regulatory processes, and OTE manages the importation and sales, ensuring compliance with provincial regulations.

The Company has also received a significant purchase order from Access Fulfillment, which allows for Access Fulfillment to distribute SWOL Tequila in the UK, but SWOL Tequila has not yet been shipped to the United Kingdom. As per our current purchase order with Access Fulfillment, they will pay us 180 pound sterlings per case of SWOL Tequila (approximately $245), with each case having six bottles. Access Fulfillment has yet not requested delivery of the order from the Company, which will be on FOB basis, and a delivery date has not been set.

SWOL Tequila also seeks to benefit from relationships established through OTE in key international markets such as Thailand, and Greece. However, as of now, there is no active business or confirmed purchase orders that have been executed from these regions. Expanding into these markets remains a strategic objective, with ongoing efforts focused on converting existing relationships into commercial opportunities.

The Company is an early stage entity with little operating history. The Company has no cash as of March 31, 2025. Accordingly, in addition to the above, the Company’s primary operations as of the date of this prospectus:

●	Production oversight: Coordinating with certified tequila producers in Mexico to ensure product is manufactured in compliance with NOM standards and CRT regulations.

●	Packaging and compliance: Managing the sourcing and readiness of glass bottles and label materials; ensuring all label designs are reviewed and approved in accordance with relevant regulations.

●	Marketing and brand development: Leading all marketing and brand-building efforts, including digital strategy, promotional planning, and visual identity development, to drive product awareness in U.S. and international markets.

As of March 31, 2025, approximately 22,500 bottles of SWOL Tequilla were sold to date.

Upon receipt of the proceeds of this Offering, the Company expects to expand into Greece and Thailand markets, and other Canadian provinces market by the end of 2029. In addition the Company expects to be able to ship its SWOL Tequila to the United Kingdom through Access Fulfillment by the end of 2027. However, the foregoing represents our current intentions based upon our present plans and business conditions. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, or we are unable to consummate our initial public offering or secure additional funding, our business plans may deviate significantly.

Our Brand

SWOL Tequila is a limited-edition Añejo Tequila made in exclusive batches of up to 10,000 bottles and represents the first installment under our “SWOL” trademarked alcohol branding. SWOL Tequila is produced by Casa Cava de Oro S.A., an authentic tequila distillery in Jalisco, Mexico, and marketed by us to wholesalers and retailers. All marketing and branding for SWOL Tequila is led by our marketing team, which handles all branding efforts from conceptualizing the bottle shape and size, to overseeing the design of the labels. We also work with the producers in Mexico on all product development, including the original SWOL Añejo and the additions of Peach and Cristalino.

In order to launch the SWOL Tequila brand, LQR House’s marketing efforts included a campaign around a “Mystery Tequila”, where their network of influencers promote SWOL without showing the bottle or label. We believe that this marketing tactic has generated and we believe will continue to generate customer excitement for the product. Since the launch of this campaign, we have seen continuous growth in SWOL customer interest and have taken steps to expand the product line to match that interest. We intend to continue to expand the product line. With each product, we will focus on creating unique labels, each with the signature SWOL sew-on patch. The patch can be peeled off and sewn onto clothing or accessories. We intend to expand our own network of influencers who will undertake these promotions for us.

We believe that our focus on our brand identity and product innovation will allow us to continue generating consumer interest for each addition to the product line bearing the SWOL trademark. Moreover, SWOL has been developed to align with current consumer preferences and trends within the market. Essentially, we generate SWOL products that maintain the high-quality ingredients from the Tequila region of Mexico and combine that tradition of quality with new and exciting flavors. Below is a description of the various SWOL Tequila varieties that are offered as of the date of this Prospectus:

●

SWOL Añejo Tequila is an extremely limited-edition tequila that is bottled in glass blown flasks and adorned with our patch that displays a unique label specific to the Añejo Tequila line. Each bottle contains a tequila produced using artisanal Mexican and modern techniques, imparting each drink with a smoky, rich, sweet flavor. The SWOL Añejo Tequila is currently priced at  $89.99 (MRSP) in a 750ml bottle.

●

SWOL Peach Tequila is an amber, dark coppery tequila that is bottled in glass blown flasks and adorned with our patch that displays a unique label specific to the Peach Tequila line. The production imparts an authentic tequila taste with notes of peach, toasted nuts and oak. Through market analysis and sales data, our peach products are often in high demand, and we expect this trend to continue. The SWOL Peach Tequila is currently priced at $79.99 (MRSP) in a 750 ml bottle.

●

SWOL Cristalino Tequila is a crystalline tequila bottled in glass blown flasks, and adorned with our patch that displays a unique label specific to the Cristalino Tequila line. The tequila displays light blue crystalline flashes and its production imparts an authentic tequila taste with notes of fruity oak, toasted nuts and light spice. The SWOL Cristalino Tequila is currently priced at $79.99 (MRSP) in a 750ml bottle.

Our Industry

We plan to address market demand by aligning with key industry trends and by utilizing strategic relationships to source, brand, finance and distribute products. Specifically, we focus on tequila by utilizing e-commerce and technology to drive sales. The market for alcohol includes beverages such as spirits, wines, and beer. Our focus is on the United States, U.K., and Canadian markets.

The alcoholic beverages market is expected to grow by around 37% by 2028 to over $2.1 trillion U.S. dollars in value from 2022’s value of $1.53 trillion. The United States represents one of the largest global markets for all alcoholic beverage category sales (Statista, Alcoholic Drinks — Market Size, November 2024). This demonstrates a considerable amount of consumption and a large and stable market that is continuing to evolve. Spirits and wine accounted for approximately 50.6% of total consumption as of January 2023 (Statista, Alcoholic Drinks — Revenue — United States, January 2023).

Moreover, we believe e-commerce is increasingly becoming a driver of demand for at-home consumption of alcoholic products, driven in part by the recent pandemic. Due to this shift, people who used to go to a bar or a restaurant to consume alcohol are now buying products increasingly online or even going to the manufacturer directly where the law permits, and we believe that this trend will continue even as the impact of the pandemic begins to lessen. We also believe that this demonstrates great potential for continued market expansion and the relevance of e-commerce platforms for alcohol. In particular, the United States has shown a strong uptrend in the purchase of alcohol online (Vaimo, Martin Hjalm, Alcohol Ecommerce: Trends, Strategies, and Markets in 2023, January 2023). Total global online retail sales are expected to reach $8.148 trillion in 2026. Digital retail sales increased 17.1% between 2020 and 2021, largely due to the COVID-19 pandemic. Growth slowed to 9.7% the following year. Between now and 2026, online retail sales are expected to record a 9.26% CAGR. By 2026, they could make up 24% of total global retail sales (Emarketer, Ethan Cramer-Flood, Worldwide Ecommerce Forecast Update 2022, July 2022).

In addition to sustained demand for the largest product categories (beer, wine and spirits) and increased prominence of e-commerce, the demand for quality and novel products continues to increase as well (Forbes, Joseph Micallef, The Top Ten Trends Shaping The Adult Beverage Market In 2021, January 2021). Within this market, the consumption of products is increasing due to several market trends, including the demand for new categories of beverages, such as specialty spirits, flavored wines and sparkling wines, and premixed carbonated drinks. A survey of 1,600 adult U.S. consumers by PwC Consumer Segment Survey sets forth this trend with 54% of those buying alcoholic beverages responding, “I am buying new brands even when my usual brands are available” (PwC, M&A breathes new life into brand portfolios for spirits companies, 2021) as opposed to only 47% of those buying non-alcoholic beverages.

The market is also being impacted by health-conscious trends, as evidenced by the growing demand for functional, low-alcohol, and alcohol-free beverages as well as organic and sustainable options. Customers now find it simpler to buy alcoholic beverages online thanks to the market’s additional transformation brought about by the e-commerce boom. Consumer tastes are also still influenced by social and cultural trends, such as the rising appeal of cocktail culture and experience drinking. The United States continues to be a vital market for producers of alcoholic beverages despite obstacles. Customers are also more willing to try novel and inventive alcoholic beverages, which encourages more experimentation with ingredients, flavors, and brewing and distilling methods. (Research and Markets, Alcoholic Beverages Market Trends and Forecast Report 2025-2033: Revenues to Grow by Nearly $1 Trillion, March 2025).

According to the recent IWSR research (IWSR, Five Key Trends Shifting the Beverage Alcohol Market in 2025, February 2025), after persistent inflation, geopolitical tensions and varying levels of consumer confidence characterized 2024, the next 12 months will be marked by continued economic uncertainty, but also a number of promising growth opportunities. In IWSR article, Emily Neill, Chief Operating Officer Research and Operations of IWSR, says that “the drinks industry faces a subdued but opportunity-rich environment in 2025. Channel shifts offer a note of optimism, with the on-premise showing nascent growth in some key markets, and digital platforms wielding a growing influence on both online and offline purchasing decisions. As these key trends shape the beverage alcohol landscape in 2025, they start to frame some key growth segments and markets for the industry. Navigating these will require growth opportunities to be assessed on a market, category and price-tier basis, with a more nuanced approach than was previously needed.

According to IWSR, in 2022 the global sales of tequila reached approximately US$16,328 million in retail sale and 46.8 million nine-liter cases. The two largest markets for tequila are the United States and Mexico. In 2022, Mexico accounted for 19.0% and 12.5% of the global consumption of tequila in terms sales volume terms and retail value, respectively, and the United States represented 66.0% and 71.5%, respectively. The tequila category experienced positive developments between 2017 and 2022 in its key markets. In the United States, the category volume grew at CAGR 11.9% and the retail sale grew at a CAGR of 18.7%. Products positioned in the premium and above segments of tequila outperformed the broader category, with a combined growth of 16.3% and 16.9% in sales volume and retail sale in global terms, respectively, over the same period, according to IWSR. These growth rates compare favorably with the CAGRs experienced by the overall spirits industry between 2017 and 2022 of -2.2% and 5.6% in volume and retail sale, respectively. According to IWSR, tequila is expected to continue outpacing the overall industry.

The U.S. tequila market is poised to outpace the growth of the total spirits category on a global scale between 2022 and 2027, with an expected compound annual growth rate (CAGR) of 9% during that period. Tequila overtook whiskey as a valuable subcategory in the U.S. spirits market in 2023, with sales totaling $6.5 billion and whiskey sales trailing behind at $5.3 billion, according to the Distilled Spirits Council of the US (DISCUS). Tequila consumption grew from 19.7 million 9-liter cases in 2019 to 30.6 million 9-liter cases in 2023. According to DISCUS, tequila has increased its U.S. volumes by 294% at an average rate of 7.1% per year since 2003.

According to the research report “Canada Tequila Market Overview, 2028,” published by Bonafide Research, the Canadian Tequila market is expected to grow at above 6.68% CAGR from 2023 to 2028. According to Statista Market Insights, revenue - at home (e.g., revenue generated in supermarkets and convenience stores) in the Canadian tequila market will amount to US$197.65 million in 2025 and revenue, out-of-home (e.g., revenue generated in restaurants and bars) will amount to to US$81.03 million in 2025. The revenue, at home is expected to grow annually by 1.59% (CAGR 2025-2029) and volume is expected to amount to 3.89 million liters by 2025.

In the UK, tequila is a rising star, with Statista Market Insights estimating that the revenue-at home would amount to US$420.63 million in 2025 and revenue – out of home- would amount to US$214.54 million. Revenue - at home is expected to grow annually by 3.58% (CAGR 2025-2029) and volume - at home is expected to amount to 6.91 million liters by the end of 2025.

Statista Market Insights also estimates that revenues-at home for the tequila market in Greece will amount to US$ 4.7 million in 2025 and revenues-out of home will amount to US$18.45 million in 2025. Revenue - at home is expected to grow annually by 1.93% (CAGR 2025-2029) and volume - at home is expected to amount to 1.45 million liters by the end of 2025. For Thailand, they estimate that revenues-at home for the tequila market will amount to US$ 1.48 million in 2025 and revenues-out of home will amount to US$0.67 million in 2025. Revenue - at home is expected to grow annually by 1.23% (CAGR 2025-2029) and volume - at home is expected to amount to 0.04 million liters by the end of 2025.

We believe the following trends will continue to shape the alcoholic beverage market (IWSR, Five Key Trends Shifting the Beverage Alcohol Market in 2025, February 2025; Auguste Escoffier School of Culinary Arts, 2025 Alcohol and Beverage Trends: Key Statistics on What’s Pouring in Bars and Homes, January 2025):

●

Agave-Based Spirits.

In recent years, Americans’ appetite for these Mexican spirits has proven to be nearly insatiable. In 2023 tequila overtook whiskey to become the second-most consumed spirit by value in the U.S.—and in 2024, tequila outsold vodka in the U.S. bars. One industry review found that 54% of bars said tequila outperformed all other liquors last year, and 64% of bars are planning to offer more tequila (and other agave spirits) compared to other liquors in the year to come

●

Channel shifts impacting purchasing decisions.

Digital platforms are now playing a pivotal role in driving offline sales, with more consumers turning to online research to guide their in-store purchases. According to IWSR research, 63% of online alcohol buyers across 18 key markets (Australia, Brazil, Canada, China, Colombia, France, Germany, Hong Kong, Italy, Japan, Mexico, Netherlands, Nigeria, Singapore, South Africa, Spain, United Kingdom, United States) conduct extensive research before making a purchase – a trend increasingly echoed by offline shoppers.

●

Premiumization.

In recent years the alcohol industry has seen a trend toward premiumization—the consumer habit of spending more on fewer purchases of higher quality products. This concept goes hand in hand with the trend of consumers drinking less; if people are drinking less, and on fewer occasions, they may be willing to spend more when they do decide to imbibe. Young people seem more inclined to premium habits than older groups. According to a report from Curren Goodden Associates (CGA), 54% of 18-34-year-olds are likely to choose a premium drink versus 35% of those over 55. Similarly, a survey conducted by Bacardi in 2023 found that 41% of U.S. consumers between the ages of 21 and 44 planned to “seek more premium spirits” in 2024.

We anticipate all these market trends will positively impact our business and present an opportunity to continue expanding. Specifically, we align with market trends by focusing our marketing and distribution efforts online, and we expect to bring new and exciting premium products to market across categories. In addition, we generate online promotional activities around holidays and life events, while always being mindful of ethically sourcing products for distribution.

Our Competition and Competitive Strengths

The market for online sales and promotions of alcohol is competitive. This includes large online retailers such as Amazon, specialty e-commerce sites and direct sales from producers. These companies are often larger than us, and have considerable financial, technical and human capital resources. However, we believe that we have the following competitive strengths that will allow us to capitalize on the growing alcoholic beverage industry and alcohol e-commerce:

●	Targeted marketing. We believe that our branding style, and the branding services we provide to our clients, allow us to market directly to the millennial market demographic. We believe we accomplish this marketing through our ad campaigns and marketing materials that have a sleek and modern look and feel. By implementing this targeted approach, in our view, we provide a unique and modern customer experience that helps us capture a key market in the alcoholic beverage industry. Our search engine optimization, or SEO, has been developed over many years. In our view, it provides customers with premium placement opportunities they often cannot source anywhere else.

●	Extensive influencer network. We believe that our team has created one of the most extensive influencer relationship lists within the alcohol industry for small batch and exclusive brands. We have around 500 influencer relationships that differentiates us from many other online marketing channels available to brands.

●	Extensive e-commerce and marketing expertise. Our team has decades of experience combined in e-commerce and implementing online strategies to maximize the benefit of marketing campaigns. This includes online promotional campaigns that drive sales of products.

●	Strategic relationships. We believe we have developed and solidified relationships with multiple groups that can deliver value to external brand customers. This includes marketing, import, storage and retail/wholesale distribution relationships.

In addition to online competition, we face competition from other emerging products, as the market can be characterized as highly fragmented with many new brands coming to market. We believe we differentiate our wholly-owned brands in several ways:

●	Development of products that are not generally available in the market. We focus our product development on flavors and variations of products that are not generally available in the market. This differentiation aligns with current market trends and results in alignment with modern consumer preference for new and exciting brand products that expand the profile of legacy products. For example, SWOL Peach Tequila.

●	Setting competitive price points. We believe we set a competitive price point, which aligns with the uniqueness and quality of the products offered by the Company. This price point is important in the context of differentiating legacy or generic products in the industry. This comes from years of experience within the industry and significant data points about comparable products within the market that we and our partners collected.

●	Focus on quality. We believe all our products are sourced from the highest quality producers, and we vet our producers by visiting locations to verify quality and control procedures.

●	Labelling and marketing promotions. We believe that we have crafted unique labelling which aligns with our branding. Our labelling includes a removable patch that can be affixed to other items. This serves as continued marketing for our products, as the patch remains after the bottle has been consumed.

Our Growth Strategies

Collaborative Marketing

The Company intends to strategically leverage influencer marketing and brand collaborations to significantly enhance its brand visibility, consumer engagement, and market penetration. Recognizing the impact influencers possess in shaping consumer perceptions and driving purchasing behaviors, we will partner with carefully selected social media influencers, lifestyle bloggers, and celebrities whose personal brands align seamlessly with SWOL’s identity of sophistication, authenticity, and vibrant social energy. These influencers will actively promote SWOL Tequila through authentic storytelling, curated social media posts, dynamic video content, live tastings, and interactive Q&A sessions, effectively communicating the unique qualities and luxurious appeal of the product. The Company will utilize a tiered influencer strategy, encompassing macro-influencers for widespread brand awareness, as well as micro-influencers for highly targeted, niche audience engagement, thus ensuring both extensive reach and deep connection with potential consumers.

Additionally, SWOL Tequila plans to amplify its brand through strategic collaborations with complementary brands to host memorable events and innovative online experiences. Partnering with high-end hospitality groups, premium lifestyle brands, entertainment platforms, and exclusive venues, we will co-host immersive events that showcase the product in desirable, high-visibility settings. These events will range from upscale launch parties and exclusive tastings to culturally vibrant festivals and intimate dinners, each carefully designed to resonate deeply with targeted consumer segments. Online experiences will further enhance the consumer journey, including virtual tasting sessions, mixology workshops, and interactive digital campaigns co-branded with aligned partners. Through these collaborative initiatives, SWOL Tequila aims to position itself not merely as a premium beverage, but as a lifestyle choice synonymous with exclusivity, social sophistication, and meaningful connections.

Expanding our Brand

We intend to continue expanding and developing our existing brands, like those associated with our SWOL trademark, in two ways. First, we plan to purchase larger amounts of SWOL products, which will allow us to sell to more customers and increase our brand recognition at a quicker rate. Second, we plan on increasing the marketing presence for SWOL. We will continue developing new flavors, like SWOL Cristalino and SWOL Peach, that align us with current market trends and evolving consumer preferences.

LQR House will still assist with custom marketing efforts, leveraging its influencer network and digital reach to help drive traffic and sales for SWOL Tequila through the e-commerce platform, cwspirits.com (“CWS Platform”), under its new operating structure. Revenues for SWOL Holdings only consist of the sales to the distributor, and not retail sales made through the CWS Platform.

In Canada, the Company has established a partnership with Of The Earth Distribution (OTE) to navigate the complex regulatory landscape in Canada. Currently, OTE has secured approval from the Liquor Control Board of Ontario (LCBO) to import SWOL Tequila into Ontario. LCBO regulates all alcohol sales in the province of Ontario and offers two primary sales channels: wholesale to licensed establishments and direct-to-consumer through its retail stores. The product is stored in LCBO warehouses and distributed through OTE’s network upon arrival. OTE sells SWOL Tequila to licensed restaurants and bars across Ontario through the appropriate regulatory channels. However, the product is not yet available for sale in LCBO retail stores. At this time, the Company and OTE are not contemplating entering retail stores and are focusing on OTE selling SWOL Tequila to licenses restaurants and bars only. SWOL Holdings does not directly engage with the regulatory processes, and OTE manages the importation and sales, ensuring compliance with provincial regulations.

The Company has also received a significant purchase order from Access Fulfillment, which allows for Access Fulfillment to distribute SWOL Tequila in the UK, but SWOL Tequila has not yet been shipped to the United Kingdom. Access Fulfillment has yet not requested delivery of the order from the Company, which will be on FOB basis, and a delivery date has not been set.

SWOL Tequila currently benefits from relationships established through LQR House in key international markets such as Thailand, and Greece. However, as of now, there is no active business or confirmed purchase orders that have been executed from these regions. Expanding into these markets remains a strategic objective, with ongoing efforts focused on converting existing relationships into commercial opportunities.

We are focusing on scaling distribution through strategic relationships with alcohol distributors and buyers across the U.S., U.K., and Canada. The brand’s go-to-market strategy is centered around driving sales and increasing availability through both physical retail and online platforms. That includes getting placements in independent liquor stores, large-format retailers, and key online alcohol marketplaces.

SWOL’s growth strategy targets both B2B (business to business) and D2C (direct to customer) opportunities. On the B2B front, the focus is on building partnerships that allow the brand to scale quickly through retail and hospitality placements. Collaborations with OTE and Access Fulfillment are instrumental here, as they provide access and infrastructure to accelerate wholesale expansion.

SWOL Holdings is actively developing a strategy to expand into mainstream alcohol retail across the United States. This includes establishing a dedicated sales team, supported by industry consultants and advisors with extensive experience in building and scaling alcohol brands. We plan to guide SWOL Tequila’s entry into high-impact U.S. markets, including by using account targeting, influencer activation, retail programming, and distribution coordination. These initiatives are designed to accelerate national retail penetration and position SWOL Tequila as a recognized premium brand.

Internationally, the Company will assume and strengthen the existing relationship with OTE, taking over from LQR House. In Canada, OTE is preparing to expand distribution beyond its current presence in Ontario by securing regulatory approvals and initiating distribution in additional provinces. The OTE team has extensive experience navigating Canada’s provincial liquor board systems and has begun laying the groundwork for broader Canadian access.

In Greece and Thailand, OTE has already distributed product samples to established contacts and is actively working to build relationships with key importers and distributors in each region. The goal is to secure initial purchase orders and set the foundation for international market entry, with a long-term objective of establishing SWOL Tequila as a globally recognized spirits brand.

While SWOL operates independently as a brand, it continues to benefit from LQR House’s suite of marketing services. These include homepage features on LQR House owned website cwspirits.com, inclusion in email and SMS campaigns, and influencer management that delivers high-impact content and brand awareness. As a major shareholder in SWOL, LQR House plays a supportive role, helping amplify the brand’s reach.

Intellectual Property

We consider intellectual property to be important to the operation of our business, and critical to driving growth in our commercial revenue. We acquired trademarks pursuant to the Distribution Agreement. We consider our intellectual property to be a key business asset and therefore have rights to use and market the following portfolio of intellectual property:

SWOL Intellectual Property

●	Trademarks: SWOL and Design and all associated intellectual property rights, which are registered in Mexico only (application number 2345291, registration number 2141431).

●	All labels, logos and other branding bearing the SWOL and Design marks or any mark substantially similar to the same.

Enforcement of our trademark rights is important in maintaining the value of each of our brands. While it would be cost-prohibitive to act in all instances, our aim is to consistently reduce trademark infringements by carrying out coordinated, cost-effective enforcement actions following investigation of suspected trademark infringements. Enforcement action takes a variety of forms, such as working with authorities to seize counterfeit goods and stopping the activities of unauthorized sellers to taking direct legal action against infringers, for example, by issuing cease and desist letters. In relation to materials for which copyright protection is available, our current practice is generally to secure copyright ownership where possible and appropriate.

Human Capital

As of the date of this prospectus, we have no full-time employees or part-time employees and, 2 consultants. Our independent contractors include third-party service providers who staff our organization and supplement our teams as needed. None of our personnel are represented by labor unions, and we believe that we have an excellent relationship with everyone who works with us. We operate the Company under remote-first principles.

Seasonality

Seasonality has some impact on our business via the levels at which customers engage with our products and brand. For example, we have traditionally seen lower total sales in the post-holiday and winter months. Our marketing strategies, which may be informed by these seasonal trends, will also impact our quarterly results of operations. These trends may cause our cash requirements to vary from quarter to quarter depending on the variability in the volume and timing of sales. We believe that these seasonal trends have affected and will continue to affect our quarterly results.

Facilities

The Company owns an office lease pursuant to a commercial lease agreement at 6538 Collins Ave, Miami Beach, Florida, 33141, USA (the “premises”). The premises are used as a corporate office address and as the registered office address for the Company. The lease commenced on March 15, 2025 and will expire on March 31, 2030. Our total rent payable per month for this office space is $1,200. We believe our office space is adequate for at least the next 12 months.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

On July 15, 2025, LQR House Inc., a Nevada corporation (the “Company”), became aware that LQR House Inc. and its entire board of directors have been named as defendants, along with over one dozen other defendants, including Alexandra Hoffman, our Chief Executive Officer, which alleges, among other things, breach of fiduciary duties, violations of the Nevada Revised Statutes 78.650, 78.630, 207.400 90.570 and 32.010, alter ego liability, civil conspiracy (the “Complaint”). The Complaint seeks, among other things, a declaratory judgment, a temporary restraining order and preliminary injunction freezing LQR’s assets, the assets of LQR’s chief executive officer, Sean Dollinger, the assets of any of the other defendants controlled by Sean Dollinger and others, injunctive relief to prevent any further material corporate decisions by LQR, the court restrain the LQR, its directors, officers and stockholders from making any significant changes to LQR’s governance or capital structures and a receiver be appointed over the Company and undisclosed monetary damages. The Complaint was filed by Kingbird Ventures, LLC, on July 11, 2025, before the Eighth Judicial District Court in Clark County, Nevada.

Other than the above, we are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results.

LQR Ownership and Our Separation from LQR

On         , 2025, we entered into a Contribution Agreement (the ‘Contribution Agreement”) with LQR. Among other things, the Contribution Agreement provides that all assets, properties and rights, whether tangible or intangible, personal or mixed, accrued, unaccrued or contingent (including goodwill), wherever located and whether now existing or hereafter acquired prior to the Closing Date, related to, used or held for use in connection with the business of producing, marketing and distributing a limited-edition Anejo Tequila under the “SWOL” trademark (the “Business”).

The Contribution Agreement provides specifically for the following assets to be contributed by LQR to SWOL: (i) all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories, wherever located; (ii) all contracts, including, but not limited to, the following: (a) rights under the Asset Purchase Agreement among LQR House Inc. and Dollinger Innovations Inc., Dollinger Holdings LLC and Sean Dollinger, dated March 19, 2021, to the extent related to the Business; (b) Packaging of Origin Co-Responsibility Agreement dated July 6, 2020, between Leticia Hermosillo Ravelero and Sean Dollinger, as assigned to LQR pursuant to an assignment agreement, dated June 30, 2023, by and among LQR, Dollinger Holdings LLC, and Sean Dollinger; (c) the Shared Responsibility and Bonding Agreement dated March 19, 2021, between Leticia Hermosillo Ravelero and Dollinger Innovations Inc.; (d) the Exclusive License Agreement dated May 18, 2020 by and between Dollinger Holdings LLC and Dollinger Innovations Inc.; and (e) Product Distribution Agreement, dated July 1, 2020, between Dollinger Holdings LLC and Country Wine & Spirits LLC.; (iii) all intellectual property assets relating to the Business including, but not limited to, the following trademarks (and all associated trade dress and intellectual property rights and all labels, logos and other branding bearing the SWOL marks or any mark substantially similar to the same); (iv) all credits, rebates (including ACH payments, credit memos and any other rebates based on purchase volumes), prepaid expenses, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees; (v) warranties, indemnities and all similar rights against third parties to the extent related to the Business, the Purchased Assets or the Assumed Liabilities (and proceeds in respect thereof); (vi) all insurance benefits, including rights and proceeds, arising from or relating to the Business, the Purchased Assets or the Assumed Liabilities prior to the Closing; (vii) originals, or where not available (or in the case of tax returns), copies, of all books and records, including, but not limited to, books of account, ledgers and general, financial and accounting records, customer lists, correspondence (including all correspondence with any governmental authority but excluding pre-Closing privileged correspondence belonging to the Owner and containing information regarding this transaction), sales material and records, strategic plans, and files relating to the Intellectual Property Assets; (viii) all rebates paid to LQR, regardless of when paid, in respect of the Business; and (ix) all goodwill and the going concern value of the Business.

As consideration for the aforementioned transfer of assets LQR received shares of our Common Stock, representing % ownership percentage of SWOL. The Contribution Agreement is subject to traditional representations and warranties for both LQR and SWOL.

Prior to the completion of this offering, we will enter into additional agreements with LQR that will govern the separation of our business from LQR and various interim arrangements. These agreements will be in effect as of the completion of this offering. They will provide for, among other things, the transfer from LQR to us of assets and the assumption by us of liabilities comprising our business through a separation agreement between us and LQR (the “Master Separation Agreement”).

We also expect to enter into certain other agreements that will provide a framework for our relationship with LQR after the separation, including:

●	a transition services agreement governing LQR’s provision of various services to us, and our provision of various services to LQR’s, on a transitional basis (the “transition services agreement”);

●	a tax matters agreement with LQR that will govern the respective rights, responsibilities and obligations of LQR and us after the closing of this offering with respect to tax matters (including responsibility for taxes attributable to us and our subsidiaries, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other matters) (the “tax matters agreement”);

●	an employee matters agreement with LQR that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participate prior to the distribution, as well as other human resources, employment and employee benefit matters (the “employee matters agreement”);

●	an intellectual property rights cross-license agreement with LQR, which will govern our and LQR’s rights, responsibilities and obligations to use LQR’s intellectual property, respectively (the “intellectual property rights cross-license agreement”)

In this prospectus, references to the “contribution” refer to LQR’s transfer to us (in connection with certain reorganization transactions) of the assets and liabilities related to our business, and the term “separation” refers to the separation of our business from LQR’s other businesses (including the contribution), along with the effectiveness of various agreements between us and LQR.

See the section titled “Certain Relationships and Related Party Transactions—Relationship with LQR” for a more detailed discussion of these agreements. All of the agreements relating to our separation from LQR will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from LQR. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See the section titled “Risk Factors—Risks Related to Our Separation from LQR.”

LQR has no obligation to pursue or consummate any further disposition of its ownership interest in us by any specified date or at all. LQR House will retain full ownership of its e-commerce platform, CWSpirits.com, and that asset is not included in the transfer.

We believe, and LQR has advised us that it believes, that the separation and this offering will provide a number of benefits to our business and to LQR’s business. These intended benefits include improving the strategic and operational flexibility of both companies, increasing the focus of the management teams on their respective business operations and allowing each company to adopt the capital structure, investment policy and dividend policy best suited to its financial profile and business needs, and providing each company with its own equity currency to facilitate acquisitions and to better incentivize management. In addition, as we will be a stand-alone company, potential investors will be able to invest directly in our business.

Our Corporate History and Corporate Information

Our company was incorporated in the State of Nevada on January 22, 2025, under the name SWOL Holdings Inc. Our principal executive offices are located at 6800 Indian Creek Dr., Miami Beach, Florida 33141 and our registered address in Nevada is c/o VCorp Services, LLC, 701 S. Carson Street, Suite 200, Carson City, NV 89701. Our telephone number is (323) 536-7973. The address of our website is www.swoltequila.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus.

Government Regulation

The Alcohol Industry

A complex multi-jurisdictional regime governs alcoholic beverage manufacturing, distribution, sales, and marketing in the United States, Canada, and U.K. The alcoholic beverages industry in which we operate is subject to extensive regulation by the Alcohol and Tobacco Tax and Trade Bureau (and other federal agencies), each state’s liquor authority, and potentially local authorities depending on location.

In the United States, the importation and distribution of alcoholic beverages are governed by both federal and state regulations. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau (TTB) oversees the importation of alcoholic beverages, requiring importers to obtain the necessary permits and comply with labeling and advertising standards. In California, the Department of Alcoholic Beverage Control (ABC) regulates the sale and distribution of alcohol within the state.

In Canada, the importation and distribution of alcoholic beverages are regulated at the provincial level. Each province has its own liquor control authority responsible for overseeing the importation, distribution, and sale of alcohol.

Tequila production in Mexico is strictly regulated to preserve its authenticity and quality. The Norma Oficial Mexicana (NOM) sets the official standards for tequila production, including the requirement that tequila must be produced using blue agave (Agave tequilana Weber) grown in specific regions of Mexico. The Consejo Regulador del Tequila (CRT) is the regulatory body responsible for certifying compliance with these standards.

These regulations and laws dictate such matters as licensing requirements, production, importation, ownership restrictions, trade, and pricing practices, permitted distribution channels, delivery, and prohibitions on sales to minors, permitted, and required labeling, and advertising and relations with wholesalers and retailers. These laws, regulations and licensing requirements may, and sometimes are, interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other legal mandates or with the Company’s business practices. Further, these laws, rules, regulations, and interpretations are constantly changing because of litigation, legislation, and agency priorities, and could result in increased regulation. The Company’s actual or asserted non-compliance with any such law, regulation or requirement could expose us to investigations, claims, litigation, injunctive proceedings and other criminal or civil proceedings by private parties and regulatory authorities, as well as license suspension, license revocation, substantial fines, and negative publicity, any of which could adversely affect our results of operations, financial condition, and business.

The Internet

We are subject to several laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. The way existing laws and regulations will be applied to the Internet and how they will relate to our business are often unclear. For example, we often cannot be certain how existing laws will apply in the e-commerce and online context, including with respect to such topics as privacy, defamation, pricing, credit card fraud, advertising, taxation, sweepstakes, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement.

Numerous laws and regulatory schemes have been adopted at the national and state level in the United States, and in some cases internationally, that have a direct impact on our business and operations. For example:

The Credit Card Accountability Responsibility and Disclosure Act of 2009, or CARD Act, and similar laws and regulations adopted by several states regulate credit card and gift certificate use fairness, including expiration dates and fees. Our business also requires that we comply with payment card industry data security and other standards. We are subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and results of operations could be adversely affected.

The Digital Millennium Copyright Act (DMCA) provides relief for claims of circumvention of copyright protected technologies and includes a safe harbor intended to reduce the liability of online service providers for hosting, listing, or linking to third-party content that infringes copyrights of others.

The California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, provides consumers the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. It also expands the definition of personal information and gives consumers increased privacy rights and protections for that information. The CCPA also includes special requirements for California consumers under the age of 16. In addition, the European Union and United Kingdom have adopted the General Data Protection Regulation (GDPR), which likewise impose significant data protection obligations on enterprises, including limitations on data uses and constraints on certain uses of sensitive data. Effective January 1, 2023, we became subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the California Consumer Privacy Act, and Virginia’s Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we became subject to the Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we will also become subject to the Utah Consumer Privacy Act, regarding business handling of consumers’ personal data.

MANAGEMENT

Directors and Executive Officers

Set forth below is information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Alexandra Hoffman	36	Chief Executive Officer and Director
Sikandar	35	Chief Financial Officer and Director Nominee*
Sandeep Saini	39	Independent Director Nominee*
James Huber	56	Independent Director Nominee*
Andrew Walker	45	Independent Director Nominee*

*	To be appointed to our board of directors effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part.

Alexandra Hoffman has served as our Chief Executive Officer since February 1, 2025 and member of our board of directors since January 2025. From April 2023 until June 2025, she has was director on LQR’s board. Additionally, Ms. Hoffman has been a member of the board of directors of Jiva Technologies Inc. since 2020. Since April 2022, Ms. Hoffman has provided LQR with marketing and branding services. Since January 2023, she has served as the Chief Marketing Officer of Veg House Holdings Inc. where she oversees all marketing activities from branding to web design and messaging both print and digital. Since August 2020, Ms. Hoffman has served as Chief Marketing Officer and Director at PlantX Life Inc. (CSE: VEGA), where she oversees all marketing activities, manages design & development teams, digital marketing teams, and PlantX Life’s overall branding and messaging for all of its subsidiaries. Additionally, since July 2018, Ms. Hoffman has served as a Director of Marketing and Technical Writer at Falcon Marketing LLC, a marketing and search engine optimization agency, where she oversees all marketing activities within the agency and is responsible for Falcon Marketing’s overall strategy as well as tailored strategies for its clients. From May 2017 to July 2018, Ms. Hoffman served as a technical Writer and Marketing Manager at Fabuwood Cabinetry Corporation, a kitchen cabinet fabrication company, where she managed a team of designers and developers, wrote strategic content for marketing manuals and search engine optimization. Ms. Hoffman holds a Bachelor of Commerce degree from Concordia University in Montreal, Quebec. We believe that Ms. Hoffman is qualified to serve on our board of directors due to her background in branding and product/platform positioning as well as her previous experience as a senior member of other public companies.

Sikandar was appointed to serve as our Chief Financial Officer since March 1, 2025 and Director effective as of the date of effectiveness of the registration statement of which this prospectus forms a part. From April 2022 to January 2025, Sikandar worked as team leader – accounts in Boston Crest Private Limited, India. From August 2018 to March 2022, he was senior manager of accounts and finance in Shwetdveep Projects Limited in India. Sikandar has passed the intermediate chartered accountants course in India and also holds a bachelor of commerce degree from Maharaja Ganga Singh University India from Rajasthan, India. We believe Sikander is qualified to serve on our Board due to his ability to navigate financial landscapes and optimize corporate financial health.

James Huber has been nominated to serve as a member of our board of directors effective as of the effective date of the registration statement of which this prospectus forms a part. Since August 2024, he has been a director on LQR’s board and is a member of LQR’s audit, compensation, and nominating and corporate governance committees. Beginning in November of 2014, Mr. Huber has worked as a Senior Vice President of Strategic Accounts at Siemens. From April 2014 to October 2021, Mr. Huber worked as a Vice President of Strategic Accounts at Siemens. From January 2012 to April 2014, Mr. Huber worked as an Executive VP of Major Accounts at Caradigm, a GE Healthcare and Microsoft Joint Venture. From August 2009 to January 2012, Mr. Huber worked as a Vice President of National Accounts at Microsoft Health Solutions Group. From December 2006 - August 2009, Mr. Huber Worked as an Account executive at Microsoft Health Solutions Group. From April 2002 to November 2006, Mr. Huber worked as a Vice President of Enterprise IT Sales at GE Healthcare IT. From November 2000 to April 2002, Mr. Huber Worked as an Account Manager of Clinical Systems at GE Healthcare. From July 1999 to July 2004, Mr. Huber owned his own retail store in Vail, Colorado, named Brighton Collectibles. From November 1993 to November 2000, Mr. Huber worked in the Western Territory Sales Department at Leegin Leather. Mr. Huber has a Bachelor of Science in Marketing from DePaul University, located in Chicago, Illinois. We believe that Mr. Huber is qualified to serve on our board of directors due to his experience in sales, marketing and strategy and business planning.

Sandeep Saini has been nominated to serve as a member of our board of directors effective as of the effective date of the registration statement of which this prospectus forms a part. From March 2016 to February 2019, he served as head of digital marketing for a Canadian cannabis company, where he led the search engine optimization (“SEO”), affiliate, and content strategy. From March 2019 to August 2020, Mr. Saini was senior SEO dtrategist at a UK-based e-commerce group, where he built SEO and content strategies that scaled several startupd. From September 2020 to June 2021, he held the role of product manager – SEO at a publicly traded wellness company in Canada, where he oversaw all digital marketing efforts, including SEO, affiliate marketing, and conversion rate optimization. From July 2021 to July 2022, he served as senior SEO expert at a UK-based marketing agency. Since August 2022, he has worked as an SEO Consultant for a digital grocery marketplace, where he developed and implemented a comprehensive organic growth strategy. He holds an MBA from SP Jain School of Global Management, and a Bachelor’s degree in Computer Science from The Institution of Engineers (India). We believe that Mr. Saini is qualified to serve on our board of directors due to his experience in technical SEO, international SEO, e-commerce strategy, affiliate growth, content marketing, site migration, and cross-functional leadership.

Andrew Walker has been nominated to serve as a member of our board of directors effective as of the effective date of the registration statement of which this prospectus forms a part. Mr. Walker is a well-known actor and has appeared in leading roles in several films since 2001. Mr. Walker attended Vanier College and Boston College, where he was a gifted athlete. In 2013, he also founded Little West, a company that bottles fresh, cold-pressed juices, with locations in the Los Angeles area, quickly became a leader in the premium beverage space, partnering with hotel groups, tech companies, and some of the best coffee brands in the country. We believe that Mr. Walker is qualified to serve on our board of directors due to his experience with audience engagement, branding and entrepreneurship.

Family Relationships

None of our Executive Officers and/or directors are related to each other.

Composition of our Board of Directors

The Board, as a unified body and through its committee participation, will organize the execution of its monitoring and oversight roles.

Our board of directors currently consists of one director, Alexandra Hoffman, who is not independent within the meaning of Nasdaq’s rules. We expect to enter into independent director agreements with each of James Huber, Sandeep Saini and Andrew Walker, pursuant to which they will be appointed to serve as an independent director effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part. As a result of these expected appointments, our board of directors will consist of five directors, three of whom will be independent within the meaning of the Nasdaq rules.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, our Board focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. Each of the Board committees, as set forth below, will also provide risk oversight in respect of its areas of concentration and reports material risks to the board for further consideration.

Committees of the Board of Directors

Upon the effectiveness of the registration statement of which this prospectus forms a part, our Board will have three standing committees: (i) the Audit Committee, (ii) the Compensation Committee; and (iii) a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”). Our Board has not yet adopted procedures by which stockholders may recommend nominees to the Board. The composition and responsibilities of each of the committees of our Board are described below. Members serve on these committees until their resignation or until as otherwise determined by our Board.

Audit Committee

The Audit Committee will be composed of                         .                           serves as the Chair of our Audit Committee. The Audit Committee performs the duties set forth in its written charter, which will be available on our website upon effective date of the registration statement of which this prospectus forms a part. The primary responsibilities of the Audit Committee include:

●	overseeing our financial reporting process, including the filing of financial reports;

●	selecting independent auditors, evaluating their independence and performance and approving audit fees and services performed by them;

●	overseeing management’s establishment and maintenance of adequate systems of internal accounting and financial controls; and

●	reviewing the effectiveness of our legal and regulatory compliance programs.

Our Board has affirmatively determined that                         meets the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 and Nasdaq rules. Our Board has determined that                         qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The Compensation Committee will be composed of                       .                       serves serves as the Chair of our Compensation Committee. The Compensation Committee performs the duties set forth in its written charter, which will be available on our website upon effective date of the registration statement of which this prospectus forms a part. The primary responsibilities of the Compensation Committee include:

●	ensuring our executive compensation programs are appropriately competitive, supporting organizational objectives and stockholder interests and emphasizing pay for performance linkage;

●	evaluating and approving compensation and setting performance criteria for compensation programs for our chief executive officer and other executive officers; and

●	overseeing the implementation and administration of our compensation plans.

All of the Compensation Committee members are “independent” under the applicable rules of Nasdaq.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be composed of                       .                        serves serves as the Chair of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee performs the duties set forth in its written charter, which will be available on our website upon effective date of the registration statement of which this prospectus forms a part. The primary responsibilities of the Nominating and Corporate Governance Committee include:

●	recommending nominees for our board of directors and its committees;

●	recommending the size and composition of our Board and its committees;

●	reviewing our corporate governance guidelines, corporate charters and proposed amendments to our articles of incorporation and bylaws; and

●	reviewing and making recommendations to address stockholder proposals.

All of the Nominating and Corporate Governance Committee members are “independent” under the applicable rules of Nasdaq.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our Board intends to adopt a code of business conduct and ethics, or Code of Ethics, which will apply to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics will be available upon written request to one of our Chief Executive Officer or on our website at https://swoltequila.com/. If we amend or grant any waiver from a provision of our Code of Business Conduct and Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten (10) years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Compensation

Following the completion of this offering, our non-employee directors will be compensated pursuant to our policy described below.

Overlapping Management and Directors with LQR

Alexandra Hoffman was previously a director on the board of LQR.

EXECUTIVE COMPENSATION

Summary Compensation Table

During the Company’s fiscal years ended December 31, 2024 and 2023, we paid the following aggregate salaries to its current executive officers:

Name and Principal Position	Year	Salary	All Other Compensation	Total(1)
Alexandra Hoffman	2024	$-	-	$-
	2023	$-	-	$-
Sikandar	2024	$-	-	$-
	2023	$-	-	$-

(1)	There were no non-equity incentive plan compensation, option awards, nor stock awards in 2024 and 2023.

Compensatory Arrangements for Certain Executive Officers

Alexandra Hoffman

On February 1, 2025, we entered into a business consultant agreement (“CEO Agreement”) with Alexandra Hoffman pursuant to which Ms. Hoffman agreed to serve as the Company’s Chief Executive Officer. Pursuant to the CEO Agreement, Ms. Hoffman is entitled to a payment of $100,000 upon execution of the CEO Agreement, and a monthly payment of $10,000 starting from March 1, 2025 until the consummation of the IPO. Upon consummation of the IPO, if Ms. Hoffman’s continues to serve as the Chief Executive Officer, the Company may increase Ms. Hoffman’s fees to $20,000 per month. In addition, upon listing of the Company’s common stock pursuant to this Offering, the Company will pay Ms. Hoffman a success fee of $250,000. The Company will also issue Ms. Hoffman 1,000,000 shares of common stock, vesting at a rate of 25% per quarter.

 The CEO Agreement has a term of 12 months, upon the expiry of which it shall automatically renew for an additional 12 months unless terminated by either party with a notice of 30 days.

Sikandar

On March 1, 2025, we entered into a business consultant agreement (“CFO Agreement”) with Sikandar pursuant to which Mr. Sikandar agreed to serve as the Company’s Chief Financial Officer. Pursuant to the CFO Agreement, Mr. Sikandar a monthly payment of $8,000 until the consummation of the IPO. Upon consummation of the IPO, if Mr. Sikandar continues to serve as the Chief Executive Officer, the Company may increase Mr. Sikandar’s fees to $20,000 per month. In addition, upon listing of the Company’s common stock pursuant to this Offering, the Company will pay Mr. Sikandar a success fee of $200,000. The Company will also issue Mr. Sikandar 100,000 shares of common stock, vesting at a rate of 25% per quarter upon listing to Nasdaq.

 The CFO Agreement has a term of 12 months, upon the expiry of which it shall automatically renew for an additional 12 months unless terminated by either party with a notice of 30 days

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

The following includes a summary of transactions since the beginning of our 2023 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Our Relationship with LQR

On         , 2025, we entered into a Contribution Agreement between SWOL and LQR. Among other things, the Contribution Agreement provides that all assets, properties and rights, whether tangible or intangible, personal or mixed, accrued, unaccrued or contingent (including goodwill), wherever located and whether now existing or hereafter acquired prior to the Closing Date, related to, used or held for use in connection with the business of producing, marketing and distributing a limited-edition Anejo Tequila under the “SWOL” trademark (the “Business”).

The Contribution Agreement provides specifically for the following assets to be contributed by LQR to SWOL: (i) all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories, wherever located; (ii) all contracts, including, but not limited to, the following: (a) rights under the Asset Purchase Agreement among LQR House Inc. and Dollinger Innovations Inc., Dollinger Holdings LLC and Sean Dollinger, dated March 19, 2021, to the extent related to the Business; (b) Packaging of Origin Co-Responsibility Agreement dated July 6, 2020, between Leticia Hermosillo Ravelero and Sean Dollinger, as assigned to LQR pursuant to an assignment agreement, dated June 30, 2023, by and among LQR, Dollinger Holdings LLC, and Sean Dollinger; (c) the Shared Responsibility and Bonding Agreement dated March 19, 2021, between Leticia Hermosillo Ravelero and Dollinger Innovations Inc.; (d) the Exclusive License Agreement dated May 18, 2020 by and between Dollinger Holdings LLC and Dollinger Innovations Inc.; and (e) Product Distribution Agreement, dated July 1, 2020, between Dollinger Holdings LLC and Country Wine & Spirits LLC.; (iii) all intellectual property assets relating to the Business including, but not limited to, the following trademarks (and all associated trade dress and intellectual property rights and all labels, logos and other branding bearing the SWOL marks or any mark substantially similar to the same); (iv) all credits, rebates (including ACH payments, credit memos and any other rebates based on purchase volumes), prepaid expenses, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees; (v) warranties, indemnities and all similar rights against third parties to the extent related to the Business, the Purchased Assets or the Assumed Liabilities (and proceeds in respect thereof); (vi) all insurance benefits, including rights and proceeds, arising from or relating to the Business, the Purchased Assets or the Assumed Liabilities prior to the Closing; (vii) originals, or where not available (or in the case of tax returns), copies, of all books and records, including, but not limited to, books of account, ledgers and general, financial and accounting records, customer lists, correspondence (including all correspondence with any governmental authority but excluding pre-Closing privileged correspondence belonging to the Owner and containing information regarding this transaction), sales material and records, strategic plans, and files relating to the Intellectual Property Assets; (viii) all rebates paid to LQR, regardless of when paid, in respect of the Business; and (ix) all goodwill and the going concern value of the Business.

As consideration for the aforementioned transfer of assets LQR received          shares of our Common Stock, representing              % ownership percentage of SWOL. The Contribution Agreement is subject to traditional representations and warranties for both LQR and SWOL.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of the date of this prospectus for (i) each of our named executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other stockholder known by us to be the beneficial owner of more than 5% of any class of our outstanding voting securities. The following table assumes that the underwriters have not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of Common Stock that such person or any member of such group has the right to acquire within sixty (60) days of the date of this prospectus. For purposes of computing the percentage of outstanding shares of our Common Stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our Company, SWOL Holdings Inc., 6800 Indian Creek Dr., Miami Beach, Florida 33141

Name and Address of Beneficial Owner	Beneficial Ownership of Our Common Stock	Percentage Prior to this Offering	Percentage After this Offering
Directors and Executive Officers
Alexandra Hoffman		-%	-
Sikandar	-	-%
Sandeep Saini	-	-%	-
James Huber	-	-%	-
Andrew Walker	-	-%
All directors and executive officers as a group (5 persons)	-	-%

5%+ Stockholders
LQR House Inc(1)	100	100%

(1)

Includes 100 shares of Common Stock held by LQR House Inc. The Board of Directors of LQR House Inc, which includes Sean Dollinger, David Lazar, Yilin Lu, Hong Chun Yeung, Ljin Chen and Jing Lu, has the authority to vote and dispose the shares held by LQR House Inc. The principal address of LQR House Inc is 6538 Collins Ave. Suite 344, Miami Beach, FL 33141.

DESCRIPTION OF SECURITIES

General

The Company’s authorized capital stock is 990,000,000 shares of Common Stock, par value $0.0001 per share.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation, amendments thereto, and our bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

As of the date of this prospectus, there are 100 shares of Common Stock issued and outstanding.

Common Stock

The holders of our Common Stock are entitled to one (1) vote for each share of Common Stock held of record on all matters submitted to a vote of the stockholders.

Under our articles of incorporation, as amended, and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared from time-to-time by the Board of Directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Holders of Common Stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences, and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

The Board will have the authority to issue additional preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

While we do not currently have any plans for the designation or issuance of any preferred stock upon the filing of our amended and restated certificate of incorporation, the issuance of any preferred stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the Common Stock until the Board determines the specific rights of the holders of the preferred stock; however, these effects may include:

●	restricting dividends on the Common Stock;

●	diluting the voting power of the Common Stock;

●	impairing the liquidation rights of the Common Stock; or

●	delaying or preventing a change in control of the Company without further action by the stockholders.

Anti-Takeover Provisions

The provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our Company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Nevada Anti-Takeover Statutes

Pursuant to our articles of incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 - 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

Pursuant to our articles of incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (Nevada Revised Statutes 78.411 - 78.444), which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Bylaws

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the Company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by an action of the board of directors. Our bylaws contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Our bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of Common Stock could render it more difficult or discourage an attempt to obtain control of the Company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge.

Supermajority Voting Provisions

Nevada law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation, unless a corporation’s articles of incorporation or bylaws, as the case may be, require a greater percentage. Although our articles of incorporation and bylaws do not currently provide for such a supermajority vote on any matters, our board of directors can amend our bylaws and we can, with the approval of our stockholders, amend our articles of incorporation to provide for such a super-majority voting provision.

Cumulative Voting

The holders of our Common Stock do not have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding Common Stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Transfer Agent and Registrar

We have appointed VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598, telephone 212-828-8436, as the transfer agent for our Common Stock.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our Common Stock that is being issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This summary is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income tax consequences of owning and disposing of our Common Stock as described in this summary. There can be no assurance that the Internal Revenue Service, or IRS, will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the ownership or disposition of our Common Stock.

LQR House Inc. currently owns 100% of our common stock.  LQR may consider a future transaction in which it distributes shares of SWOL Holdings Inc. to its shareholders in a transaction intended to qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”).

Qualification of such a distribution as tax-free would be subject to a number of requirements, including that LQR control SWOL Holdings immediately before the distribution, that both LQR and SWOL Holdings each engage in an active trade or business, and that the transaction is not used principally as a device for the distribution of earnings and profits.

If these requirements are met, LQR would generally not recognize gain or loss upon the distribution, and LQR shareholders would not recognize taxable income (except to the extent of cash received in lieu of fractional shares).

There can be no assurance, however, that any future spin-off, if undertaken, would qualify for tax-free treatment. If the distribution were determined to be taxable, LQR could recognize taxable gain, and LQR shareholders could be subject to tax on the fair market value of the distributed shares.

This summary is limited to Non-U.S. Holders (as defined below) that hold our Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our Common Stock.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, including, without limitation:

●	a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in securities, dealer in currencies, U.S. expatriate, controlled foreign corporation, passive foreign investment company or a foreign trust with US person beneficiaries;

●	a Non-U.S. Holder holding our Common Stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

●	a Non-U.S. Holder that holds or receives our Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

●	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding Common Stock.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our Common Stock should consult their own tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of our Common Stock that are applicable to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our Common Stock that is not, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity classified as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an entity or arrangement treated as a partnership;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (as defined in the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our Common Stock.

Distributions on Our Common Stock

We do not currently expect to pay any cash dividends on our Common Stock. If we make distributions of cash or property (other than certain pro rata distributions of our Common Stock) with respect to our Common Stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax rules. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our Common Stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain from a disposition of our Common Stock subject to the tax treatment described below in “- Dispositions of Our Common Stock.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

Distributions on our Common Stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the U.S. withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our Common Stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. The amount of taxable earnings and profits is generally reduced by amounts reinvested in the operations of the U.S. trade or business and increased by any decline in its equity.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under any relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “- Backup Withholding and Information Reporting” and “- FATCA Withholding.”

Dispositions of Our Common Stock

Subject to the discussion below regarding backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax (including U.S. withholding tax) on gain recognized on any sale or other disposition of our Common Stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); in such case, the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

●	we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our Common Stock.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC. However, because the determination of whether we are a USRPHC is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a USRPHC, the tax relating to disposition of stock in a USRPHC generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our Common Stock at all times during the applicable period, provided that our Common Stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury Regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our Common Stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding any possible adverse U.S. federal income tax consequences to them if we are, or were to become, a USRPHC.

The foregoing discussion is subject to the discussions below under “- Backup Withholding and Information Reporting” and “- FATCA Withholding.”

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) may apply to dividends paid by U.S. corporations in some circumstances, but will not apply to payments of dividends on our Common Stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of dividends on our Common Stock and the amount of U.S. federal income tax, if any, withheld from those payments. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our Common Stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of any of our Common Stock outside the United States through a non-U.S. office of a non-U.S. broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our Common Stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our Common Stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as FATCA) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our Common Stock) and (ii) the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our Common Stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds its Common Stock will affect the determination of whether such withholding is required. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of our Common Stock on or after January 1, 2019, U.S. Treasury Regulations proposed in December 2018 eliminate such withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed U.S. Treasury Regulations until final U.S. Treasury Regulations are issued. Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

UNDERWRITING

In connection with this offering, we have entered into an underwriting agreement with Revere Securities LLC (“Revere” or the “representative”) as the representative of the underwriters named in this prospectus, with respect to the Common Stock in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the representative will agree to purchase from us on a firm commitment basis the respective number of shares of Common Stock at the public price less the underwriting discounts set forth on the cover page of this prospectus, and we have agreed to sell to the underwriters, at the public offering price per shares less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of Common Stock listed next to its name in the following table:

Underwriter	Number of Shares
Revere Securities LLC
Total

The shares of Common Stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover page of this prospectus. Any shares of Common Stock sold by the underwriters to securities dealers may be sold at a discount from the public offering price not to exceed $ per share. If all of the shares are not sold at the offering price, the representative may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares of Common Stock than the total number set forth in the table above, we have granted to the representative an option, exercisable for 45 days from the date of this prospectus, to purchase up to additional shares of Common Stock at the public offering price less the underwriting discount, constituting 15% of the total number of shares of Common Stock to be offered in this offering (excluding shares subject to this option). The representative may exercise this option solely for the purpose of covering over-allotments in connection with this offering. This offering is being conducted on a firm commitment basis. Any shares of Common Stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of Common Stock that are the subject of this offering.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in compliance with Regulation M under the Exchange Act, as described below:

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. A naked short position occurs if the underwriters sell more securities than could be covered by the over-allotment option. This position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of the securities. As a result, the price of our shares of Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the representative):

	Per Share	Total Without Over- Allotment Option	Total With Entire Over- Allotment Option
Assumed public offering price	$	$	$
Underwriting discounts and commissions (7.5%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to pay a non-accountable expense allowance to the representative equal to 1% of the gross proceeds received at the closing of the offering.

In addition, we have agreed to reimburse the underwriters up to a maximum of $150,000 for out-of-pocket accountable expenses, including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company’s principals, regardless of whether this offering occurs.

Whether or not this offering is successfully completed, we will be responsible for and will pay all reasonable expenses relating to the offering, including, without limitation, (a) the costs of preparing, printing and filing the Registration Statement with the U.S. Securities and Exchange Commission (the SEC amendments and supplements thereto, and post effective amendments, as well as the filing with FINRA, and payment of all necessary fees in connection therewith and the printing of a sufficient quantity of preliminary and final prospectuses as Revere may reasonably request; (b) the costs of preparing, printing and delivering exhibits thereto, in such quantities as Revere may reasonably request; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by Revere; (d) the fees of counsel(s) and accountants for the Company, including fees associated with any blue sky filings where applicable; (e) fees associated with the transfer agent; (f) fees, if necessary, associated with translation services; (g) expenses related to road shows and (h) the costs of any pre-approved due diligence work in legal, finance, and business.

Advisory Fee

We have also agreed to pay $100,000 as advisory fees to Revere in connection with the Offering of which $20,000 was paid upon the engagement of Revere and $80,000 will be paid to Revere withing three (3) business days of the public filing of the registration statement in which this prospectus forms a part.

Lock-Up Agreements

We have agreed, for a period of three (3) months from the closing of this offering, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our securities, including but not limited to any options or warrants to purchase our Common Stock, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Common Stock or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representative.

Our officers, directors and shareholders of more than 5% of our outstanding securities have agreed, subject to certain exceptions, to a six (6) month lock-up period from the date of this offering, with respect to the Common Stock that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that may be currently outstanding or which may be issued.

Indemnification

We have also agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Listing

We have applied to list our Common Stock on The Nasdaq Capital Market under the symbol “SWOL.” We make no representation that such application will be approved or that our Common Stock will trade on such market either now or at any time in the future. However, we will not complete this offering unless we are so listed.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Common Stock to selling group members for sale to their online brokerage account holders. The Common Stock to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Pricing of this Offering

Prior to this offering, there has been no public market for our Common Stock. The initial public offering price for our Common Stock will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Common Stock in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our company.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the securities offered by this prospectus, or the possession, circulation or distribution of this prospectus or any other material relating to us or the securities, where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Sichenzia Ross Ference Carmel LLP, New York, New York. The Crone Law Group, P.C., is acting as counsel for the representative of the underwriters with respect to this offering.

EXPERTS

The audited carve-out financial statements of our company appearing elsewhere in this prospectus have been included herein in reliance upon the report of dbbmckennon, an independent registered public accounting firm, appearing elsewhere herein (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 3 to the financial statements), and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus, or any document incorporated by reference in this prospectus, is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or any sale of our securities. We maintain a website at www.swoltequila.com.

FINANCIAL STATEMENTS

Index to Consolidated Curve-Out Financial Statements

SWOL HOLDINGS INC.

CAVRVE-OUT BALANCE SHEETS

	March 31,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Current assets:
Accounts receivable	$28,963	$511
Accounts receivable, related party	266,455	115,735
Prepaid expenses	146,095	276,214
Total current assets	441,513	392,460
Right of use asset	59,182	-
Total assets	$500,695	$392,460

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$99,762	$92,286
Accrued expenses, related party	118,000	-
Right of use liability, current portion	10,127	-
Total current liabilities	227,889	92,286
Right of use liability	49,055	-
Total liabilities	276,944	92,286

Shareholder’s equity
Net parent’s investment	223,751	300,174
Total shareholder’s equity	223,751	300,174
Total liabilities and shareholder’s equity	$500,695	$392,460

The accompanying notes are an integral part of these unaudited carve-out financial statements.

SWOL HOLDINGS INC.

CAVRVE-OUT STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended
	March 31,
	2025	2024

Revenue	$49,920	$-
Revenue, related party	150,720	-
Total revenue	200,640	-

Cost of revenue	175,322	-
Gross profit	25,318	-

Operating expenses:
General and administrative	270,810	62,694
Sales and marketing	20,274	24,416
Total operating expenses	291,084	87,110

Loss from operations	(265,766)	(87,110)

Provision for income taxes	-	-
Net loss	$(265,766)	$(87,110)

The accompanying notes are an integral part of these unaudited carve-out financial statements

SWOL HOLDINGS INC.

CAVRVE-OUT STATEMENT OF SHAREHOLDER’S EQUITY

(UNAUDITED)

	Net Parent Investment	Total Shareholder’s Equity
Balance as of December 31, 2023	$115,735	$115,735
Increase in net parent investment	87,110	87,110
Net loss	(87,110)	(87,110)
Balance as of March 31, 2024	$115,735	$115,735

Balance as of December 31, 2024	$300,174	$300,174
Increase in net parent investment	189,343	189,343
Net loss	(265,766)	(265,766)
Balance as of March 31, 2025	$223,751	$223,751

The accompanying notes are an integral part of these unaudited carve-out financial statements

SWOL HOLDINGS INC.

CAVRVE-OUT STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended
	March 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(265,766)	$(87,110)
Changes in operating assets and liabilities:
Accounts receivable	(28,452)	-
Accounts receivable, related party	(150,720)	-
Prepaid expenses	130,119	-
Accounts payable	7,476	-
Accrued expenses, related party	118,000	-
Net cash used in operating activities	(189,343)	(87,110)
Cash flows from financing activities:
Net increase in net parent investment	189,343	87,110
Net cash provided by financing activities	189,343	87,110
Net change in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$-	$-

Summary of non-cash financing activities
Right of use asset and liability	$59,182	$-

The accompanying notes are an integral part of these unaudited carve-out financial statements

SWOL HOLDING INC.

NOTES TO THE CURVE-OUT FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1. ORGNIZATION

SWOL Holdings Inc. (the “Company”, “SWOL Holdings” or “we”) was incorporated in the State of Nevada on January 22, 2025, as a wholly owned subsidiary of LQR House Inc. (“LQR”). The formation of SWOL Holdings Inc. was executed pursuant to LQR’s strategic plan to segregate its SWOL-branded tequila business into a distinct entity to facilitate focused growth opportunities and potential public investment.

SWOL Tequila is manufactured in Mexico by a local manufacturer, engaged by LQR. Production of SWOL Tequila is historically initiated upon receipt of purchase orders from distributors and coordinates with importers for the delivery of product. In this process, LQR is responsible for the ordering and outsourced production of SWOL tequila. Upon the product being imported, the customer is invoiced. LQR does not engage in the sale of alcoholic products in the United States or the distribution of any alcoholic products anywhere.

LQR House Inc.’s Acquisition of the SWOL Brand

On March 19, 2021, LQR acquired the SWOL brand of tequila from Dollinger Innovations Inc., Dollinger Holdings LLC and Sean Dollinger pursuant to an Asset Purchase Agreement (the “Tequila Asset Purchase Agreement”).

On July 7, 2023, LQR, Dollinger Innovations Inc., and Leticia Hermosillo Raverero (the “Producer”) ratified the Shared Responsibility and Bonding Agreement, which requires registration with the Mexican Institute of Industrial Property. The registration is required under Mexican law to put third parties on notice of the existence of agreements that contain intellectual property rights.

On June 30, 2023, pursuant to an assignment agreement, Dollinger Innovations Inc., Dollinger Holdings LLC, and Sean Dollinger assigned their rights as distributor under the Packaging of Origin Co-Responsibility Agreement with the Producer dated July 6, 2020 to LQR. Subsequent to that, on July 11, 2023, the Producer and LQR House signed a Bottled at Origin Joint Responsibility Agreement, which requires registration with the Mexican institute of Industrial Property. The registration is required under Mexican law to put third parties on notice of the existence of agreements that contain intellectual property rights.

Under historical agreements, LQR has generally invoiced distributors at the cost of the batch plus a markup.

NOTE 2: BASIS OF PRESENTATION

The accompanying carve-out financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and reflect the historical financial position, results of operations, and cash flows of the SWOL-branded tequila business (the “SWOL business”) as historically operated by LQR House Inc. (“LQR”).

These statements represent a carve-out of the SWOL business from LQR’s consolidated financial statements and include only those assets, liabilities, revenues, and expenses that are (1) directly attributable to the SWOL business and (2) allocated from LQR for shared costs and services deemed integral to the operations of the business. See Note 3 for further detail on allocations from the parent entity.

SWOL Holdings Inc. was incorporated on January 22, 2025, as a wholly owned subsidiary of LQR in anticipation of a planned reorganization transaction. As of the dates presented in these financial statements, the Contribution Agreement pursuant to which LQR will transfer substantially all assets and liabilities related to the SWOL business to SWOL Holdings Inc. had not yet been executed. Accordingly, these financial statements do not reflect the legal entity SWOL Holdings Inc. as the owner of the business during the periods presented.

NOTE 3: GOING CONCERN

The carve-out financial statements of SWOL reflect a net loss of $265,766 for the three months ended March 31, 2025. As a carve-out entity historically dependent on LQR for funding and operational support, SWOL’s ability to continue as a going concern is subject to substantial doubt due to several significant uncertainties.

As of March 31, 2025, SWOL had no cash or cash equivalents, which severely limits its ability to meet current operational expenses and financial obligations without obtaining additional funding. The Company’s continued operations depend heavily on securing sufficient external financing, including the completion of its planned initial public offering (IPO) and the successful deployment of the net proceeds. There can be no assurance that SWOL will be able to raise the necessary capital on terms acceptable to the Company or at all. Additionally, as a newly independent entity, SWOL must achieve its projected revenue growth targets to generate sufficient cash flows from operations; failure to do so would negatively impact its liquidity and financial position.

Historically dependent on LQR for operational support, SWOL will need to operate as a standalone entity after its separation, which presents additional operational risks and uncertainties. If SWOL is unable to obtain adequate capital, it may be required to reduce or delay the scope of its planned development activities, which could materially and adversely affect its business, financial condition, and operating results. The accompanying financial statements have been prepared assuming that SWOL will continue as a going concern and do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 4: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These carve-out financial statements have been prepared to present the financial position and results of operations of the SWOL business.

Unaudited Interim Carve-Out Financial Statements

The interim carve-out balance sheet as of March 31, 2025, the interim carve-out statements of operations and the interim carve-out statements of changes in stockholder’s equity for the three months ended March 31, 2025 and 2024 and cash flows for the three months ended March 31, 2025 and 2024 are unaudited. The financial data and the other financial information disclosed in the notes to these carve-out financial statements relating to the three-month periods are also unaudited, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our cash flows, operating results, and balance sheets for the periods presented. These carve-out financial statements should be read in conjunction with the carve-out financial statements included in the accompanying registration statement on Form S-1 for the year ended December 31, 2024. Results of the three months ended March 31, 2025, are not necessarily indicative of the results to be expected for the full year ending December 31, 2025 or any other interim or annual period.

Assets and liabilities

The carve-out financial statements include assets and liabilities, or components thereof, that are directly attributable to the operations of the SWOL Holdings Inc. carve-out business.

Assets and liabilities are allocated based on the intent to transfer ownership as part of the carve-out transaction and the Company holding legal title to the asset or bearing legal responsibility for the liability.

Accounts receivable

Accounts receivable represent amounts due from customers for products delivered in the normal course of business and are stated at their net realizable value. The Company evaluates the collectability of its accounts receivable on a monthly basis by reviewing individual customer balances and considering factors such as historical collection experience, current economic conditions, and specific customer credit risk. An allowance for doubtful accounts is recorded when collection of the full amount is no longer considered probable. Balances are written off against the allowance when deemed uncollectible and after all reasonable collection efforts have been exhausted.

As part of the carve-out from the parent entity, LQR House Inc., a portion of the parent’s accounts receivable that is attributable to the SWOL’s revenue-generating activities has been allocated to the Company. As of March 31, 2025 and December 31, 2024, accounts receivable totaled $295,418 and $116,246, respectively. Of this total $266,455 and $115,735, respectively, are accounts receivable are from CWS, an entity that is deemed a related party of LQR.

Prepaid expenses

Prepaid expenses primarily consist of advance payments made for inventory purchases, including related shipping and handling costs. These amounts are recognized in cost of revenue when the related products are sold to the distributor. Prepaid expenses related to SWOL operations amounted to $146,095 and $276,214 as of both March 31, 2025 and December 31, 2024.

Lease

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the curve-out balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right of use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Accounts payable

Accounts payable represent obligations to vendors and service providers arising from the Company’s ordinary business operations. These liabilities are recorded at their carrying value, which approximates fair value due to their short-term nature.

As part of the carve-out from the parent entity, LQR House Inc., a portion of the parent’s accounts payable that is attributable to the SWOL’s purchasing activities has been allocated to the Company. These allocations are based on specific vendor identification. Accounts payable totaled $99,762 and $92,286 as of March 31, 2025 and December 31, 2024, respectively.

Revenue recognition

Revenue is recognized in accordance with FASB Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. The Company applies the following five-step model:

•	Identification of contract with a customer;

•	Identification of performance obligations in the contract;

•	Determination of transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Accordingly, revenue is typically recognized when the product has been received and accepted by the purchasing party.

Historical Carve-Out Model

In the carve-out financial statements, all revenue was derived from the sale of SWOL Tequila to distributors. Revenue from SWOL Tequila sales is recognized when the product is received and accepted in the United States and Canada, fulfilling the performance obligations. Under historical agreements, LQR is entitled to receive payment for all related cost incurred, plus a premium as negotiated with the distributor.

Due to regulatory restrictions surrounding the delivery and custodianship of alcoholic beverages, distributors assumes ownership at the time of delivery, with no recourse or right of return.

SWOL Holdings Model

SWOL Holdings does not directly produce, import or distribute in the United States. The Company operates under a purchase order (PO)-based model. Wholesale customers will issue POs to purchase product directly from SWOL and will resell to their own customer base (retail stores, bars, restaurants, or consumers). SWOL will recognize revenue based on market-based purchase orders, not a fixed premium as noted in the historical carve-out model.

Once a PO is secured, SWOL’s employees place a corresponding production order with its manufacturing partner in Mexico. When the tequila batch is completed, it is not imported by SWOL. The SWOL team will coordinate with licensed third-party alcohol importers to handle export from Mexico and importation into the U.S. or Canada. The licensed importer is used to facilitate the delivery of product to the distributor in accordance with U.S. alcohol import regulations.

For example, in California, Country Wine & Spirits acts as a purchasing party. To legally import the tequila, a licensed California importer handles all necessary compliance and logistics related to the importation. Once the tequila clears customs, it is delivered to Country Wine & Spirits, which then manages retail distribution through its retail stores and partners.

Once SWOL Tequila arrives at the Country Wine & Spirits warehouse, it becomes available for sale on CWSpirits.com, the e-commerce platform owned and operated by LQR House, and CWS’s retail stores. This is possible because Country Wine & Spirits manages all fulfillment and shipping for orders placed on CWSpirits.com. As such, SWOL Tequila will continue to be listed and sold through LQR House’s online storefront, ensuring consistent product visibility and customer access.

In Canada, product is delivered to the LCBO through coordination by OTE in Canada, which then sells bottles and cases on a wholesale basis to bars and restaurants for on-premise consumption.

Revenue will be recognized when the purchase orders are fulfilled to CWS and/or any other distributors, which occurs when the product is delivered and accepted by the distributor. At this point in time, the Company has fulfilled its performance obligations to deliver/make available for delivery/facilitate the pickup and the distributor can benefit from the goods. Due to regulatory restrictions surrounding the delivery and custodianship of alcoholic beverages, the distributor assumes ownership at the time of delivery, with no recourse or right of return.

Cost of revenue

Cost of revenues consists of all direct costs associated with the sale of products. For product sales, cost of revenue includes the cost of goods sold, packaging materials, shipping, importing fees, and other delivery-related charges.

Allocation of operating expenses

Certain operating expenses of LQR have been allocated to SWOL based on the proportion of SWOL’s normalized revenues relative to the total revenues of LQR House Inc., reflecting the estimated benefit derived from the parent’s operations. Under this approach, SWOL was allocated a portion of shared costs incurred by its parent during the applicable periods.

Sales and marketing

Sales and marketing expenses primarily consist of advertising and promotional costs and marketing consulting services. The Company’s sales and marketing expenses include allocated costs incurred by the parent entity. Sales and marketing expenses totaled $20,274 and $24,416 for the three months ended March 31, 2025 and 2024, respectively.

General and administrative

General and administrative expenses include costs related to the overall operation and administration of the Company’s business. These expenses consist of accounting fees, administrative expenses, consulting expenses, legal and professional expenses and other general overhead. A portion of the Company’s general and administrative expenses reflects allocated costs from LQR for shared services such as finance, legal, human resources, IT support, and other administrative functions. General and administrative expenses totaled $270,810 and $62,694 for the three months ended March 31, 2025 and 2024, respectively.

Equity

The equity section of the carve-out financial statements reflects the unique nature of SWOL Holdings as a carve-out business. Traditional equity captions (e.g., common stock, retained earnings) are not applicable, as the carve-out represents a portion of LQR House Inc.’s operations rather than a standalone legal entity. Instead, equity is presented as net parent investment, which consolidates LQR’s cumulative financial involvement in SWOL’s operations.

Concentrations of Credit Risks and Major Customers

As of March 31, 2025 and December 31, 2024, two vendors accounted for 100% of the Company’s accounts payable. In addition, for the three months ended March 31, 2025, 100% of the Company’s revenues were generated through a single Canadian distributor.

The loss of one or more of these customers would have a material impact on the Company’s operations.

Related parties

Related parties are any entities or individuals that, through employment, ownership, or other means, possess the ability to direct or cause the direction of the management and policies of the Company. We disclose related party transactions that are outside of normal compensatory agreements, such as salaries. We follow ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Segment information

In accordance with ASC 280, Segment Reporting (“ASC 280”), we identify our operating segments according to how our business activities are managed and evaluated. ASC 280 establishes standards for companies to report financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The CODM has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.

The key measures of segment profit or loss reviewed by our CODM are revenue and gross profit. These metrics are reviewed and monitored by the CODM to manage and forecast profitability.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include but are not limited to the allocation of expenses applied to SWOL from its parent LQR. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Recently Issued and Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis, primarily disclosure of significant segment expense categories and amounts for each reportable segment. The new standard is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 in the annual financial statements for the year ended December 31, 2024, and for interim periods beginning in 2025. The adoption of ASU 2023-07 did not have a significant impact on the Company’s consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 5: LEASE OBLIGATION

In March 2025, the Company entered into lease agreement for office space at in Miami, Florida. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 8%. The lease includes a monthly base rent of $1,200 and expires in March 2030.

The following is the summary of operating lease assets and liabilities:

March 31,
2025
Operating Leases
Right-of-use assets	$59,182

Short-term lease liabilities	10,127
Long-term lease liabilities	49,055
Total lease liabilities	$59,182

Weighted Average Remaining Lease Term (months)	60
Weighted Average Discount Rate	8%

The following is the summary of future minimum payments:

December 31,
2025	$10,800
2026	14,400
2027	14,400
2028	14,400
2029	14,400
Thereafter	3,600
Total lease payments	72,000
Less: Imputed interest	(12,818)
Total	$59,182

NOTE 6. EQUITY

The Company was incorporated in the State of Nevada on January 22, 2025 as a wholly owned subsidiary of LQR. SWOL Holdings Inc., is authorized to issue up to 990,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.001 per share. While these shares are authorized, they are not presented in the carve-out financial statements as SWOL operates as a divisional carve-out rather than a standalone public entity.

Net Parent Investment

Net parent investment represents LQR’s cumulative financial involvement in SWOL Holdings Inc. and is comprised of a) financing provided by LQR to SWOL’s operations, including working capital and b) SWOL’s retained earnings generated since inception, which is attributable to LQR as the sole stockholder.

As of March 31, 2025 and December 31, 2024, net parent investment totaled $223,751 and $300,174, respectively.

NOTE 7. RELATED PARTY TRANSACTIONS

Accounts receivable and revenue

As of March 31, 2025 and December 31, 2024, the Company had accounts receivable of $266,455 and $115,735 due from CWS, a related party distributor affiliated with LQR.

During the three months ended March 31, 2025, sales made to CWS totaling $150,720. All related party receivables arose in the ordinary course of business and are stated at their contractual amounts. LQR retains the right of offset with respect to these receivables and certain liabilities that are owed to CWS, which may be transferred to the Company under the terms of the carve-out arrangement.

Accrued expenses

During the three months ended March 31, 2025, the Company accrued $110,000 in consulting fees payable to the Company’s Chief Executive Officer pursuant to the CEO Agreement entered into on February 1, 2025. As of March 31, 2025, the accrued amount remained outstanding and is included in accrued expenses, related party on the balance sheet.

During the three months ended March 31, 2025, the Company accrued $8,000 in consulting fees payable to the Company’s Chief Financial Officer pursuant to the CFO Agreement. As of March 31, 2025, the accrued amount remained outstanding and is included in accrued expenses, related party on the balance sheet.

NOTE 8. COMMITMENT AND CONTINGENCIES

Lease

See Note 5 for lease obligations.

NOTE 9. SUBSEQUENT EVENTS

On April 22, 2025, pursuant to a share subscription agreement, the Company issued 100 shares of common stock to LQR House Inc., for consideration of $100.

Refer to Note 1 and 5 for further details.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

SWOL Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying carve-out balance sheets of SWOL Holdings Inc., (the “Company”) as of December 31, 2024 and 2023, and the carve-out related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has sustained net losses and will require additional capital to operate, as it has historically been dependent on its parent for funding and operational support, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company’s auditor since 2025 and the Company’s current parent, LQR House, Inc. from 2021 to 2025.

Newport Beach, California

April 25, 2025

SWOL HOLDINGS INC.

CAVRVE-OUT BALANCE SHEETS

	December 31,
	2024	2023
ASSETS
Current assets:
Accounts receivable	$511	$-
Accounts receivable, related party	115,735	115,735
Prepaid expenses	276,214	-
Total assets	$392,460	$115,735

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$92,286	$-
Total liabilities	92,286	-

Stockholder’s equity:
Net parent investment	300,174	115,735
Total stockholder’s equity	300,174	115,735
Total liabilities and stockholder’s equity	$392,460	$115,735

The accompanying notes are an integral part of these Carve-Out financial statements.

SWOL HOLDINGS INC.

CAVRVE-OUT STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2024	2023

Revenue	$2,845	$-
Revenue, related party	-	115,735
Total revenues	2,845	115,735

Cost of revenue	2,306	95,290
Gross profit	539	20,445

Operating expenses:
General and administrative	322,949	161,183
Sales and marketing	81,830	91,763
Total operating expenses	404,779	252,946

Loss from operations	(404,240)	(232,501)

Provision for income taxes	-	-
Net loss	$(404,240)	$(232,501)

The accompanying notes are an integral part of these Carve-Out financial statements.

SWOL HOLDINGS INC.

CAVRVE-OUT STATEMENT OF SHAREHOLDER’S EQUITY

	Net Parent Investment	Total Stockholder’s Equity
Balance as of December 31, 2022	$215,110	$215,110
Increase in net parent investment	133,126	133,126
Net loss	(232,501)	(232,501)
Balance as of December 31, 2023	$115,735	$115,735
Increase in net parent investment	588,679	588,679
Net loss	(404,240)	(404,240)
Balance as of December 31, 2024	$300,174	$300,174

The accompanying notes are an integral part of these Carve-Out financial statements.

SWOL HOLDINGS INC.

CAVRVE-OUT STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(404,240)	$(232,501)
Changes in operating assets and liabilities:
Accounts receivable	(511)	-
Accounts receivable, related party	-	108,957
Prepaid expenses	(276,214)	-
Accounts payable	92,286	(9,582)
Net cash used in operating activities	(588,679)	(133,126)
Cash flows from financing activities:
Net increase in net parent investment	588,679	133,126
Net cash provided by financing activities	588,679	133,126
Net change in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$-	$-

The accompanying notes are an integral part of these Carve-Out financial statements.

SWOL HOLDING INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. ORGNIZATION

SWOL Holdings Inc. (the “Company” or “SWOL Holdings” or “SWOL”) was incorporated in the State of Nevada on January 22, 2025, as a wholly owned subsidiary of LQR House Inc. (“LQR”). The formation of SWOL Holdings Inc. was executed pursuant to LQR’s strategic plan to segregate its SWOL-branded tequila business into a distinct entity to facilitate focused growth opportunities and potential public investment.

SWOL Tequila is manufactured in Mexico by a local manufacturer, engaged by LQR. Production of SWOL Tequila is historically initiated upon receipt of purchase orders from distributors and coordinates with importers for the delivery of product. In this process, LQR is responsible for the ordering and outsourced production of SWOL tequila. Upon the product being imported, the customer is invoiced. LQR does not engage in the sale of alcoholic products in the United States or the distribution of any alcoholic products anywhere.

LQR House Inc.’s Acquisition of the SWOL Brand

On March 19, 2021, LQR acquired the SWOL brand of tequila from Dollinger Innovations Inc., Dollinger Holdings LLC and Sean Dollinger pursuant to an Asset Purchase Agreement (the “Tequila Asset Purchase Agreement”).

On July 7, 2023, LQR, Dollinger Innovations Inc., and Leticia Hermosillo Raverero (the “Producer”) ratified the Shared Responsibility and Bonding Agreement, which requires registration with the Mexican Institute of Industrial Property. The registration is required under Mexican law to put third parties on notice of the existence of agreements that contain intellectual property rights.

On June 30, 2023, pursuant to an assignment agreement, Dollinger Innovations Inc., Dollinger Holdings LLC, and Sean Dollinger assigned their rights as distributor under the Packaging of Origin Co-Responsibility Agreement with the Producer dated July 6, 2020 to LQR. Subsequent to that, on July 11, 2023, the Producer and LQR House signed a Bottled at Origin Joint Responsibility Agreement, which requires registration with the Mexican institute of Industrial Property. The registration is required under Mexican law to put third parties on notice of the existence of agreements that contain intellectual property rights.

Under historical agreements, LQR has generally invoiced distributors at the cost of the batch plus a markup.

NOTE 2: BASIS OF PRESENTATION

The accompanying carve-out financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and reflect the historical financial position, results of operations, and cash flows of the SWOL-branded tequila business (the “SWOL business”) as historically operated by LQR House Inc. (“LQR”).

These statements represent a carve-out of the SWOL business from LQR’s consolidated financial statements and include only those assets, liabilities, revenues, and expenses that are (1) directly attributable to the SWOL business and (2) allocated from LQR for shared costs and services deemed integral to the operations of the business. See Note 3 for further detail on allocations from the parent entity.

SWOL Holdings Inc. was incorporated on January 22, 2025, as a wholly owned subsidiary of LQR in anticipation of a planned reorganization transaction. As of the dates presented in these financial statements, the Contribution Agreement pursuant to which LQR will transfer substantially all assets and liabilities related to the SWOL business to SWOL Holdings Inc. had not yet been executed. Accordingly, these financial statements do not reflect the legal entity SWOL Holdings Inc. as the owner of the business during the periods presented.

NOTE 3: GOING CONCERN

The carve-out financial statements of SWOL reflect a net loss of $404,240 for the year ended December 31, 2024. As a carve-out entity historically dependent on LQR for funding and operational support, SWOL’s ability to continue as a going concern is contingent upon (i) the completion of its initial public offering (IPO) and the successful deployment of net proceeds, (ii) achieving projected revenue growth as a standalone entity, and (iii) securing additional financing to meet future obligations.

As of December 31, 2024, SWOL had no cash or cash equivalents, which severely limits its ability to meet current operational expenses and financial obligations without obtaining additional funding. The Company’s continued operations depend heavily on securing sufficient external financing, including the completion of its planned initial public offering (IPO) and the successful deployment of the net proceeds. There can be no assurance that SWOL will be able to raise the necessary capital on terms acceptable to the Company or at all. Additionally, as a newly independent entity, SWOL must achieve its projected revenue growth targets to generate sufficient cash flows from operations; failure to do so would negatively impact its liquidity and financial position.

Historically dependent on LQR for operational support, SWOL will now need to operate as a standalone entity, which presents additional operational risks and uncertainties. If SWOL is unable to obtain adequate capital, it may be required to reduce or delay the scope of its planned development activities, which could materially and adversely affect its business, financial condition, and operating results. The accompanying financial statements have been prepared assuming that SWOL will continue as a going concern and do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 4: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These carve-out financial statements have been prepared to present the financial position, results of operations and cash flows of the SWOL business.

Assets and liabilities

The carve-out financial statements include assets and liabilities, or components thereof, that are directly attributable to the operations of the SWOL Holdings Inc. carve-out business.

Assets and liabilities are allocated based on the intent to transfer ownership as part of the carve-out transaction and the Company holding legal title to the asset or bearing legal responsibility for the liability.

Accounts receivable

Accounts receivable represent amounts due from customers for products delivered in the normal course of business and are stated at their net realizable value. The Company evaluates the collectability of its accounts receivable on a monthly basis by reviewing individual customer balances and considering factors such as historical collection experience, current economic conditions, and specific customer credit risk. An allowance for doubtful accounts is recorded when collection of the full amount is no longer considered probable. Balances are written off against the allowance when deemed uncollectible and after all reasonable collection efforts have been exhausted.

As part of the carve-out from the parent entity, LQR House Inc., a portion of the parent’s accounts receivable that is attributable to the SWOL’s revenue-generating activities has been allocated to the Company. As of December 31, 2024 and 2023, accounts receivable totaled $116,246 and $115,735, respectively. Of the total accounts receivable, $115,735 are from CWS, an entity that is deemed a related party of LQR.

Prepaid expenses

Prepaid expenses primarily consist of advance payments made for inventory related purchases and deposits, including related shipping and handling costs. These amounts are recognized in costs of revenue when the related products are sold. As of December 31, 2024 and 2023, prepaid expenses related to SWOL operations totaled $276,214 and $0, respectively.

Accounts payable

Accounts payable represent obligations to vendors and service providers arising from the Company’s ordinary business operations. These liabilities are recorded at their carrying value, which approximates fair value due to their short-term nature.

As part of the carve-out from the parent entity, LQR House Inc., a portion of the parent’s accounts payable that is attributable to the SWOL’s purchasing activities has been allocated to the Company. These allocations are based on specific vendor identification. As of December 31, 2024 and 2023, accounts payable totaled $92,286 and $0, respectively.

Revenue recognition

Revenue is recognized in accordance with FASB Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. The Company applies the following five-step model:

●	Identification of contract with a customer;

●	Identification of performance obligations in the contract;

●	Determination of transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Historical Carve Out Model

In the carve-out financial statements, all revenue was derived from the sale of SWOL Tequila to distributors. Revenue from SWOL Tequila sales is recognized when the product is received and accepted in the United States and Canada, fulfilling the performance obligations. Under historical agreements, LQR is entitled to receive payment for all related cost incurred, plus a premium as negotiated with the distributor.

Due to regulatory restrictions surrounding the delivery and custodianship of alcoholic beverages, distributors assumes ownership at the time of delivery, with no recourse or right of return.

100% of revenues in 2023 were to CWS, a related party to LQR.

SWOL Holdings Model

SWOL Holdings does not directly produce, import or distribute in the United States. The Company operates under a purchase order (PO)-based model. Wholesale customers will issue POs to purchase product directly from SWOL and will resell to their own customer base (retail stores, bars, restaurants, or consumers). SWOL will recognize revenue based on market-based purchase orders, not a fixed premium as noted in the historical carve-out model.

Once a PO is secured, SWOL’s employees place a corresponding production order with its manufacturing partner in Mexico. When the tequila batch is completed, it is not imported by SWOL. The SWOL team will coordinate with licensed third-party alcohol importers to handle export from Mexico and importation into the U.S. or Canada. The licensed importer is used to facilitate the delivery of product to the distributor in accordance with U.S. alcohol import regulations.

For example, in California, Country Wine & Spirits acts as a purchasing party. To legally import the tequila, a licensed California importer handles all necessary compliance and logistics related to the importation. Once the tequila clears customs, it is delivered to Country Wine & Spirits, which then manages retail distribution through its retail stores and partners.

Once SWOL Tequila arrives at the Country Wine & Spirits warehouse, it becomes available for sale on CWSpirits.com, the e-commerce platform owned and operated by LQR House, and CWS’s retail stores. This is possible because Country Wine & Spirits manages all fulfillment and shipping for orders placed on CWSpirits.com. As such, SWOL Tequila will continue to be listed and sold through LQR House’s online storefront, ensuring consistent product visibility and customer access.

In Canada, product is delivered to the LCBO through coordination by OTE in Canada, which then sells bottles and cases on a wholesale basis to bars and restaurants for on-premise consumption.

Revenue will be recognized when the purchase orders are fulfilled to CWS and/or any other distributors, which occurs when the product is delivered and accepted by the distributor. At this point in time, the Company has fulfilled its performance obligations to deliver/make available for delivery/facilitate the pickup and the distributor can benefit rom the goods. Due to regulatory restrictions surrounding the delivery and custodianship of alcoholic beverages, the distributor assumes ownership at the time of delivery, with no recourse or right of return.

Cost of revenue

Cost of revenues consists of all direct costs associated with the sale of products. For product sales, cost of revenue includes the cost of goods sold, packaging materials, shipping, importing fees, and other delivery-related charges.

Allocation of operating expenses

Certain operating expenses of LQR have been allocated to SWOL based on the proportion of SWOL’s normalized revenues relative to the total revenues of LQR House Inc., reflecting the estimated benefit derived from the parent’s operations. Under this approach, SWOL was allocated a portion of shared costs incurred by its parent during the applicable periods.

General and administrative

General and administrative expenses include costs related to the overall operation and administration of the Company’s business. These expenses consist of accounting fees, administrative expenses, consulting expenses, legal and professional expenses and other general overhead. A portion of the Company’s general and administrative expenses reflects allocated costs from LQR for shared services such as finance, legal, human resources, IT support, and other administrative functions. General and administrative expenses totaled $322,949 and $161,183 for the years ended December 31, 2024 and December 31, 2023, respectively.

Sales and marketing

Sales and marketing expenses primarily consist of advertising and promotional costs and marketing consulting services. The Company’s sales and marketing expenses include allocated costs incurred by the parent entity. Sales and marketing expenses totaled $81,830 and $91,763 for the years ended December 31, 2024 and December 31, 2023, respectively.

Equity

The equity section of the carve-out financial statements reflects the unique nature of SWOL Holdings as a carve-out business. Traditional equity captions (e.g., common stock, retained earnings) are not applicable, as the carve-out represents a portion of LQR House Inc.’s operations rather than a standalone legal entity. Instead, equity is presented as net parent investment, which consolidates LQR’s cumulative financial involvement in SWOL’s operations.

Concentrations

As of December 31, 2024 and 2023, two customers and one customer consisted of 100% of the Company’s accounts receivable. During the year ended December 31, 2023, 100% of the revenues were with CWS, a related party to LQR. During the year ended December 31, 2024, 100% of the revenues were with a Canadian distributor.

The loss of one or more of these customers would have a material impact on the Company’s operations.

Related parties

Related parties are any entities or individuals that, through employment, ownership, or other means, possess the ability to direct or cause the direction of the management and policies of the Company. We disclose related party transactions that are outside of normal compensatory agreements, such as salaries. We follow ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Segment information

In accordance with ASC 280, Segment Reporting (“ASC 280”), we identify our operating segments according to how our business activities are managed and evaluated. ASC 280 establishes standards for companies to report financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The CODM has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.

The key measures of segment profit or loss reviewed by our CODM are revenue and gross profit. These metrics are reviewed and monitored by the CODM to manage and forecast profitability.

Income taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include but are not limited to the allocation of expenses applied to SWOL from its parent LQR. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Recently Issued and Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis, primarily disclosure of significant segment expense categories and amounts for each reportable segment. The new standard is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 in the annual financial statements for the year ended December 31, 2024, and for interim periods beginning in 2025. The adoption of ASU 2023-07 did not have a significant impact on the Company’s consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 5: EQUITY

The Company was incorporated in the State of Nevada on January 22, 2025 as a wholly owned subsidiary of LQR. SWOL Holdings Inc., is authorized to issue up to 990,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.001 per share. While these shares are authorized, they are not presented in the carve-out financial statements as SWOL operates as a divisional carve-out rather than a standalone public entity.

Net Parent Investment

Net parent investment represents LQR’s cumulative financial involvement in SWOL Holdings Inc. and is comprised of a) financing provided by LQR to SWOL’s operations, including working capital and b) SWOL’s retained earnings generated since inception, which is attributable to LQR as the sole stockholder.

As of December 31, 2024 and 2023, net parent investment totaled $300,174 and $115,735, respectively.

NOTE 6. RELATED PARTY TRANSACTIONS

KBROS and Ssquared Spirits LLC

LQR’s founder and Chief Executive Officer, who is a LQR stockholder and member of LQR’s board of directors has an economic interest in Ssquared Spirits LLC, the seller of the CWS Platform acquisition. The spouse of the Company’s former Chief Executive Officer and director, is the President and controlling stockholder of KBROS, the managing member and director of Ssquared Spirits LLC.

Country Wine & Spirits, Inc. (“CWS”)

CWS has 6 brick and mortar locations for the sale of beer, wine, spirits and create value in retail locations throughout Southern California and specializes in logistics of shipping and helping brands reach customers. To date CWS has distributed all of the alcohol ordered by customers through the CWS Platform, via a product dandler agreement with LQR and KBROS. The President of CWS is also the 100% owner of KBROS, the Product Handler.

As of December 31, 2024 and 2023, accounts receivable with CWS was $115,735 and $115,735, respectively. All related party receivables arose in the ordinary course of business and are stated at their contractual amounts.

100% of revenues in 2023 were to CWS.

NOTE 7. SUBSEQUENT EVENTS

On April 22, 2025, pursuant to a share subscription agreement, the Company issued 100 shares of common stock to LQR House Inc., for consideration of $100.

In March 2025, the Company entered into a five-year lease agreement for office space in Mami, Florida. The lease expires on March 31, 2030 and total rent payable per month for this office space is $1,200.

Refer to Note 1 and 5 for further detail.

SWOL Holdings Inc.

Shares of Common Stock

PRELIMINARY PROSPECTUS

Revere Securities LLC

_______________, 2025

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee*	$
FINRA filing fee*	$
Accounting fees and expenses*	$
Legal fees and expenses*	$
Printing and engraving expenses*	$
Miscellaneous*	$
Total	$

*	To be inserted by amendment

Item 14. Indemnification of Directors and Officers

We are a Nevada corporation. The Nevada Revised Statutes and certain provisions of our bylaws under certain circumstances provide for indemnification of our officers, directors and controlling persons against liabilities that they may incur in such capacities. A summary of the circumstances in which such indemnification is provided is contained herein, but this description is qualified in its entirety by reference to our bylaws and to the statutory provisions.

In general, any officer, director, employee, or agent may be indemnified against expenses, fines, settlements, or judgments arising in connection with a legal proceeding to which such person is a party if that person’s actions were in good faith, were believed to be in or not opposed to our best interest, and were not unlawful. Nevada law requires that we indemnify any director, officer, employee, or agent who is successful on the merits or otherwise in defense of any such legal proceeding. Our bylaws require that we advance the expenses directors or officers incur in defending any civil or criminal action, suit, or proceeding as they are incurred upon receipt of an undertaking by the indemnitee to repay all amounts so advanced if it is determined by final judicial decision that the indemnitee is not entitled to indemnification.

Indemnification may also be granted pursuant to the terms of agreements that may be entered into in the future or pursuant to a vote of stockholders or directors. The Nevada Revised Statutes also grant us the power to purchase and maintain insurance that protects our officers and directors against liabilities incurred in connection with their service in such a position, and such a policy may be obtained by us.

To the maximum extent permitted by law, our articles of incorporation eliminate or limit the liability of our directors to us or our stockholders for monetary damages for breach of a director’s fiduciary duty as a director.

We have entered or intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement may provide, among other things, for indemnification to the fullest extent permitted by law and our articles of incorporation and bylaws against expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our articles of incorporation and bylaws.

We are in the process of obtaining standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments that we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriter of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we issued the following securities, which were not registered under the Securities Act.

On April 22, 2025, pursuant to a share subscription agreement, the Company issued 100 shares of common stock to LQR House Inc., for consideration of $100.

Item 16. Exhibits.

(a)	Exhibits.

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1**	Articles of Incorporation of SWOL Holdings Inc. filed on January 22, 2025
3.2**	Bylaws of SWOL Holdings Inc.
4.1**	Form of Common Stock Certificate
5.1**	Opinion of Sichenzia Ross Ference Carmel LLP
10.1*	Form of Contribution Agreement between LQR House and the Company
10.2**	Lease Agreement
10.3+**	Business Consulting Agreement effective as of February 1, 2025 by and between the Company and Alexandra Hoffman
10.4+**	Business Consulting Agreement effective as of March 1, 2025, by and between the Company and Sikandar
10.5*	Asset Purchase Agreement between LQR House Inc. and Dollinger Innovations Inc., Dollinger Holdings LLC and Sean Dollinger, dated March 19, 2021.
10.6*	Packaging of Origin Co-Responsibility Agreement dated July 6, 2020, between Leticia Hermosillo Ravelero and Sean Dollinger
10.7*	Shared Responsibility & Bonding Agreement dated March 19, 2021, between Leticia Hermosillo Ravelero and Dollinger Innovations Inc.
10.8*	Exclusive License Agreement dated May 18, 2020 by and between Dollinger Holdings and Dollinger Innovations
10.9*	Product Distribution Agreement, dated July 1, 2020, between Dollinger Holdings and Country Wine & Spirits Inc.
10.10*	Assignment Agreement of the Packaging of Origin and Co-Responsibility Agreement, dated June 30, 2023, between Dollinger Innovations Inc., Dollinger Holdings LLC, and LQR House Inc.
10.11*	Ratification Assignment of the Bonding Agreement, dated July 7, 2023
10.12*	Bottled at Origin Joint Responsibility Agreement, dated July 11, 2023
10.13*	Supplier Agreement between the Company and Of The Earth Distribution Corp., dated June 28, 2024.
14.1**	Code of Ethics and Business Conduct
21.1**	List of Subsidiaries
23.1**	Consent of dbbmckennon
23.2**	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page of this registration statement)
99.1**	Audit Committee Charter
99.2**	Compensation Committee Charter
99.3**	Nominating and Corporate Governance Committee Charter
99.4*	Consents of Director Nominees
107**	Filing Fee Table

†	Executive compensation plan or arrangement.
*	Previously filed.
**	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)	That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Miami Beach, Florida, on July 30, 2025.

SWOL Holdings Inc.

By:	/s/
Name:	Alexandra Hoffman
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Alexandra Hoffman as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file a new registration statement under Rule 461, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/	Chief Executive Officer	July 30, 2025
Alexandra Hoffman	(Principal Executive Officer) and Director

/s/	Chief Financial Officer
Sikandar	(Principal Financial and Accounting Officer) and Director	July 30, 2025

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